UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

BUSINESS COMBINATION NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Mitsubishi UFJ NICOS Kabushiki Kaisha

(Name of Subject Company)

Mitsubishi UFJ NICOS Co., Ltd.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Mitsubishi UFJ Financial Group, Inc.

(Name of Person(s) Furnishing Form)

Common Stock and Class 1 Stock

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Hidechiyo Tani / 4-14-1 Sotokanda, Chiyoda-ku, Tokyo 101-8960, Japan / +81-3-5296-1116

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

June 11, 2008

(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)	See the Notice of Convocation of General Meeting of Shareholders dated June 11, 2008 attached as Exhibit A.

(b)	Not applicable.

Item 2.	Informational Legends

See the cover page of the Notice of Convocation of General Meeting of Shareholders dated June 11, 2008.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the press release dated September 20, 2007 attached as Exhibit B.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is being filed by Mitsubishi UFJ Financial Group, Inc. concurrently with this Form CB.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MITSUBISHI UFJ FINANCIAL GROUP, INC.

Dated: June 11, 2008	By:	/s/ Toshihide Mizuno
	Name:	Toshihide Mizuno
	Title:	Senior Managing Director

EXHIBIT A

NOTICE TO U.S. SHAREHOLDERS: This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in the open market or in privately negotiated purchases.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

(Translation)

Security Code: 8583

June 11, 2008

To Our Shareholders:

Mitsubishi UFJ NICOS Co., Ltd.
Head Office:
3-33-5 Hongo, Bunkyo-ku, Tokyo
Corporate Headquarters:
4-14-1 Sotokanda, Chiyoda-ku, Tokyo

NOTICE OF CONVOCATION OF FIRST ANNUAL GENERAL MEETING OF

SHAREHOLDERS

We cordially invite you to attend the First Annual General Meeting of Shareholders of Mitsubishi UFJ NICOS Co., Ltd., to be convened as set forth hereunder.

If you are unable to attend the Meeting, you will be able to exercise your voting rights by either of the following methods, and if opting to do so we ask that you please examine the attached Reference Materials for the General Meeting of Shareholders, and exercise your voting rights by no later than 5:20 p.m. on June 26, 2008 (Thursday).

Voting by Mail (Form for Exercising Voting Rights)

Please mark your vote “for” or “against” each agenda item on the enclosed Form for Exercising Voting Rights, and the return the Form so that it arrives no later than the aforementioned voting deadline.

Voting by Electronic Means (Internet)

Please use the “login ID” and “temporary password” provided on the enclosed Form for Exercising Voting Rights to access the Company’s Website for Exercising Voting Rights (http://www.evote.jp/), and follow the on-screen guidance to indicate your vote “for” or “against” each agenda item by the aforementioned voting deadline.

Before exercising your voting rights via the Internet, we ask that you refer to the Procedures for Exercising Voting Rights on the Internet contained herein.

Sincerely,

Kazuhiro Omori
President & CEO

(Translation)

Meeting Details:

1.	Date and Time:	10:00 a.m. on June 27, 2008 (Friday)

2.	Location:	Meeting Room on the 17th Floor of the Head Office located at 4-14-1 Sotokanda, Chiyoda-ku, Tokyo

3.	Meeting Agenda:

Items to be reported:

1.	Business report, consolidated financial statements and audit report of the accounting auditors and the Board of Statutory Auditors for the Company’s first business term (from April 1, 2007 through March 31, 2008);

2.	Nonconsolidated financial statements for the Company’s 1st business term (from April 1, 2007 through March 31, 2008)

Items to be reported:

Agenda Item 1: Approval of share exchange between the Company and Mitsubishi UFJ Financial Group, Inc.

Agenda Item 2: Appointment of 12 directors

Agenda Item 3: Appointment of 4 statutory auditors

4.	Regarding Decisions at the Meeting:

(1)	If you are unable to attend the General Meeting of Shareholders on the designated meeting date, you will be able to exercise your voting rights by mail (Form for Exercising Voting Rights) or by electronic means (Internet). When voting by mail, any failure to indicate a vote “for” or “against” an agenda item will be treated as a vote “for” the corresponding item.

(2)	If voting rights are redundantly exercised both by mail and on the Internet, only the vote submitted on the Internet will be valid.

(3)	If voting rights are exercised more than once on the Internet, only the last vote submitted will be valid.

(4)	If attending by proxy, we ask that you submit a power of attorney together with the Form for Exercising Voting Rights. An eligible proxy shall be one shareholder of the Company holding voting rights.

If you plan to attend the meeting, the enclosed Form for Exercising Voting Rights will serve as your admittance form, and we ask that you submit the Form at the reception table on the day of the meeting.

Please bear in mind that in the event the need arises for corrections to the items set forth in the documents attached to this Convocation Notice and the attached Reference Materials for the General Meeting of Shareholders, the corrections will be published on the Company’s homepage (http:// www.cr.mufg.jp/).

(Translation)

(ATTACHED DOCUMENTS)

BUSINESS REPORT

(From April 1, 2007 through March 31, 2008)

I.	Current Status of the Corporate Group

1.	Business Progress and Results

While Japan’s economy in the current consolidated fiscal year continued to post flat corporate revenue growth, consumer spending remained strong and provided overall stability. In addition, with the expansion of credit card payments for medical expenses, public utilities and in other industries which have traditionally been cash payment industries, the Company’s core business of credit card shopping has continued to post strong growth. Nevertheless, the business environment surrounding the Company is increasing in intensity due to tougher competition from industry restructuring that applies across business types and forms, as well as rapid changes in the industry from the revised Money Lending Business Law and the Installment Payment Sales Law, which is expected to be revised in the future.

Under these conditions, the Company Group posted business performance as follows in the current consolidated fiscal year.

Consolidated Business Performance

(Unit: millions of yen)

	Consolidated FYE March 2008	Consolidated FYE March 2007	Increase/Decrease (YOY %)
Sales (Operating Revenues)	419,129	367,614	51,514 (114.0)%
Operating Profit (Operating Loss)	(50,997)	18,772	(69,769 (–	) )
Ordinary Profit (Ordinary Loss)	(50,952)	20,313	(71,265 (–	) )
Net Income (Net Loss)	(85,618)	(52,169)	(33,449 (–	) )

Sales (Operating Revenues)

Operating revenues which constitute sales reached 419,129 million yen (up 114.0% year-on-year).

With the addition of card members through the merger with Kyodo Credit Card Co., Ltd., in October 2006 and the addition of card members through the merger with DC Card Co., Ltd., in April 2007, along with the acquisition of 2,960,000 highly active new card members in the current term, the active promotion of the credit card issuing business and the like through tie-ups with leading regional banks, and our efforts to expand our business base, we posted increased revenues in our Overall Credit Cards, Credit Guarantee and Other Business divisions respectively.

Operating Profits/Ordinary Profits

The Company posted an operating loss of 50,997 million yen and an ordinary loss of 50,952 million yen.

Due to an increase in the number of interest refund claims, the effects of exposure to the subsequently implemented total volume control, and other marked changes in the market environment, the Group adjusted its allowances for doubtful accounts and allowances for losses from interest refunds in the current consolidated fiscal year. Specifically, we set aside allowances for doubtful accounts based on an allocation rate adjusted to the future allocation rate, which assumes future risks taking into consideration the trend of increased doubtful account related expenses accompanying the increase in debt adjustments and the like and the effects of future total volume controls. We conservatively forecast that the interest refund expenses would peak from the latter half of the fiscal year ending in March 2008 through the first half of the fiscal year ending in March 2009, and set aside allowances related to the refund of interest. In addition, the increase in doubtful account-related costs and the like accompanying the increase in debt adjustments caused by the dramatically changing market environment also contributed to a large reduction in both operating profits and ordinary profits.

(Translation)

Net Income

The Company recorded a net loss of 85,618 million yen.

In addition to a decline in ordinary profits, the Company incurred a one-time special charge of 64,049 million yen in the current fiscal year for expenses accompanying reorganization.

After the launch of our new company, Mitsubishi UFJ NICOS, in April 2007, the Group targeted rapid business development through the creation of a business model that strengthened the business base through reorganization and utilized the strengths of the new company, and strengthening of the business arising from early realization of synergetic effects and radical reorganization has surpassed expectations. Based on the advancement of this plan and the effects of the changes in the business environment, the current consolidated fiscal year was positioned as a strategic year in terms of growth, and as such we posted reorganization-related expenses in order to eliminate any and all risks that could possibly impede this growth.

Distribution of Retained Earnings

Taking into consideration the net loss in the current term, the business environment surrounding the Company, and the continued efforts to strengthen our business base in order to create a business entity that will produce stable profits, we will not pay dividends on any of our common stock shares or Class 1 shares. We apologize to our shareholders for this decision.

An overview of our operations by division is as follows.

Credit Card Division

In the Credit Card Division, the Company has strived to maximize the characteristics and strengths of our three-brand strategy to acquire and enhance the quality of members who lead to activity and make the Company’s cards their main cards, and promote and enhance the use of cards by these members.

With respect to our brand cards, we have strengthened our Internet activities with the expectation of acquiring highly active customers, and have promoted the acquisition of these members through affiliates centering on our VIASO Card for Internet users. In addition, the PREMIO Card developed for the UFJ brand which offers a higher standard of services than ordinary cards is being applied to the NICOS brand, and other efforts are being made to acquire quality members through the enhancement of products and services. In addition, the JA Card which we began issuing in 2007 has promoted the acquisition of members through the development and strengthening of a strong customer base centered on the JA Bank.

With respect to the co-branded cards, we realized tie-ups with Tokyo Electric Power, the Autobacs Group, and other major companies that are leaders in their industries to create new affiliations with 33 companies. We also renewed the ENEOS Card, a co-branded card with the Nippon Oil Corporation, and otherwise expanded our new affiliations and strengthened our alliances with existing affiliates to promote the acquisition of new members.

With respect to corporate cards, the Company has strived to strengthen the acquisition of customers through its corporate cards for major corporations that utilize the corporate customer base of the Mitsubishi UFJ Financial Group and the JA Group and through its corporate cards for small and medium-sized corporations that utilize the Company’s affiliated stores and the individual member base.

(Translation)

As a result, our overall credit card business has acquired 2,960,000 million new members in the current term.

With respect to the promotion of card use, in addition to utility payments and mobile phone payments, we have expanded the acceptance and implementation of CATV and newspaper payments and other fee settlements tied to continuous use, implemented a campaign that utilizes the characteristics of tie-ups with major affiliated stores and affiliated cards, expanded the members eligible for Personal Use Statements, and have otherwise increased marketing and promoted the use of our cards as a customer’s main card. In addition, the Raku-Pay service which allows customers to freely set their monthly payment amounts has been expanded from the UFJ brand and NICOS brand to now apply to the DC brand, and we have otherwise promoted the convenience of using cards in an effort to increase the number of active members.

With respect to the expansion of affiliated stores, in addition to affiliate contracts with private hospitals and other medical facilities, the Osaka Traffic Bureau, the Fukuoka Traffic Bureau and other traffic bureaus, we have developed card payments for water usage fees from the Tokyo Metropolitan Water Bureau and Yokohama City Water Bureau in an effort to develop cash markets in medical care, traffic and public fees which are closely associated with day-to-day life. In addition, with respect to the ever-expanding EC field, we have strived to expand our affiliated stores through the introduction of the EC Settlement System and the Company’s other solutions.

In addition, with respect to the field of non-contact IC cards, we have expanded the issuance of VisaTouch/Smartplus cards, and at the same time have expanded the stores at which these cards can be used by enabling use at all Circle K/Thanks convenience stores, a major convenience store chain. In addition, we have strived to increase member convenience and expand sales by developing terminals which can be used with railway electronic money, developing electronic money wiring operations, and otherwise upgrading the settlement infrastructure and expanding our business.

As a result, sales revenue from this division reached 144,506 million yen (up 154.7% year-on-year).

Shopping Loans Division

In the shopping credit and automobile loan businesses of this division, the Company has developed new markets focusing on profitability and has strengthened the control of risk at the affiliated stores, while also making preparations to transfer the installment credit sales business to JACCS Co., Ltd., in April 2008 and otherwise striving to facilitate a smooth transfer of the affiliated stores, taking into consideration customer convenience.

As a result thereof, the sales revenue from this division reached 12,444 million yen (up 73.9% year-on-year).

Credit Guarantee Division

In the consumer loan guarantee business of this division, the Company renewed card loans with the credit card issuers The Hiroshima Bank, Ltd. and The Hyakugo Bank, Ltd., and otherwise renewed its existing products centered on leading regional banks to ensure the high quality of its loan receivables.

As a result thereof, the sales revenue from this division reached 27,460 million yen (up 108.6% year-on-year).

(Translation)

Loan Division

In the consumer loan business of this division, in response to the Usury Law, in addition to DC Card Cashing which was handled in August 2006, the Company lowered its lending rates for new loans taken out since April 2007 to within the limits of the Usury Law for NICOS Card Cashing and UFJ Card Cashing. With respect to the My Best card loans, we promoted the acquisition of new members and the switchover of existing members to the My Best BIZ, a product with a lending rate within the limits of the Usury Law.

In addition, we have maintained and expanded quality customers by implementing measures for early use by new members and the activation of inactive members.

As a result, the sales revenue from this division reached 199,051 million yen (up 92.4% year-on-year).

Other Business Division

In this division we have sought to expand our FC (franchise) business, TPP (third party processing) business, bill collection servicing business, e-business and other fee-based businesses.

With respect to the FC business, the Company has actively promoted the development of business outsourcing related to the issuance of credit cards by bank units, executed FC agreements with The Bank of Kyoto, Ltd., The Yamaguchi Bank, Ltd., and The Hyakugo Bank, Ltd., and received the outsourcing of processing operations. Together with The Bank of Tokyo-Mitsubishi UFJ, Ltd., The Chiba Bank, Ltd., The Hiroshima Bank, Ltd., Joyo Bank, Ltd., The Shizuoka Bank, Ltd., and North Pacific Bank, Ltd., the Company now provides outsourcing for a total of nine banks, and the Company’s FC business, combined with the existing card company FC business, now extends to 50 companies and nine bank franchises. In addition, the Company has developed the provision of packaged issuance and settlement businesses for its VisaTouch, targeting further business expansion.

With respect to the TPP business (outsourced credit card operations), operations are steady in the credit card business outsourced from Keihan Card Co., Ltd., a subsidiary of Keihan Electric Railway Co., Ltd., Odakyu Electric Railway Co., Ltd., IY Card Service Co., Ltd., and West Japan Railway Company. In addition, in January 2008 the Hong Kong and Shanghai Banking Corporation outsourced its credit card business in Japan to the Company through a new business tie-up with that bank.

With respect to the bill collection servicing business, the Company has actively received the outsourcing of public payments at convenience stores, and has received outsourcing from the National Tax Agency as well as 52 regional public entities. In addition, the Company has strengthened its alliance with The Bank of Tokyo-Mitsubishi UFJ, Ltd., and has acquired 1400 new corporate customers for the business of outsourcing account transfers. Through an alliance with Japan Post Insurance Co., Ltd., the Company initiated the outsourcing of account transfer operations for insurance premiums starting in April 2008.

In the field of e-business, the Company continues to record strong growth for the NICOS Payment System, a service not available through other companies, which combines into a single package five types and 22 settlement options for money transfers via the Internet, including credit card payments, deposits at convenience stores and electronic money settlements. A total of 4,400 affiliated companies now offer this service.

As a result, operating revenues from this division reached 33,089 million yen (up 228.8% year-on-year).

(Translation)

2.	Business Performance by Business Division

(Unit: millions of yen)

Division	Transaction Volume	Sales (Operating Revenues)
Credit Cards	6,344,748 (6,340,086)	144,506
Shopping Loans	103,174 (98,858)	12,444
Credit Guarantees	98,256 (90,570)	27,460
Loans	1,147,112 (1,147,112)	199,051
Other Business	31,937	35,666

Total	7,725,229	419,129

(Notes)	1.	The amounts in the parentheses under transaction volume indicate the principal transaction volume.
	2.	The sales from Other Business include 2,576 million yen in financing revenues.

3.	Status of Equipment and Facility Investments

A total of 20,952 million yen was invested in equipment and facilities in the current consolidated fiscal year.

The majority of this investment went to the costs of creating a new core system, developing a system for the issuance of new cards, developing a system to enhance the convenience of existing cards, and the like.

4.	Financing Status

With the Company’s merger with DC Card Co., Ltd., on April 1, 2007, interest-bearing debt increased by 202,805 million yen. In addition, on November 6, 2007, the Company implemented a capital increase by third party allocation (number of shares issued: 400,000,000 shares; amount paid: 300 yen per share) subscribed to by Mitsubishi UFJ Financial Group, Inc., in an effort to condense its interest-bearing debt.

As a result, the balance of interest-bearing debt at the end of the consolidated fiscal year increased by 43,215 million yen year-on-year to reach 1,558,241 million yen.

5.	Succession of Rights and Obligations Associated with Businesses of Other Companies through Merger by Absorption or Spin-off by Absorption

•	Effective April 1, 2007, the Company merged with and absorbed DC Card Co., Ltd.

•

Effective January 1, 2008, the Company merged with and absorbed Aomori NICOS Co., Ltd., Akita NICOS Co., Ltd., Yamagata NICOS Co., Ltd., Gifu NICOS Co., Ltd., Nishi Nippon NICOS Co., Ltd., and Minami Nippon NICOS Co., Ltd., which had been subsidiary companies as of that date.

(Translation)

6.	Issues to be Addressed

The Company formulated a Medium-Term Business Plan for the new Mitsubishi UFJ NICOS in December 2006, and the Company seeks a breakthrough by strengthening the business base through reorganization and creating a business model that utilizes the strengths of the new company.

Following the launch of the new company in April 2007, amid ongoing changes in the environment surrounding the industry, the early realization of the synergetic effects stated in the Medium-Term Business Plan and the strengthening of the business through fundamental restructuring has progressed faster than expected.

Based on the development of this Medium-Term Business Plan and the effects of the new changes in the environment, a New Medium-Term Business Plan for the four-year period from April 2007 to March 2011 was formulated and implemented in the current fiscal year to eliminate all risks which may impede future growth and to implement a new business strategy which will serve as our new takeoff point.

<Summary of New Medium-Term Business Plan>

In consideration of the changes in the business environment, and having realized fundamental restructuring, the Company formulated the new business plan with the aim of achieving rapid growth by becoming No. 1 in Customer Support, Market Share, Profitability, and Financial Stability in order to be the No. 1 General Credit Card Business in the truest sense.

(1)	Realization of Fundamental Restructuring

Because it has become difficult for the Company to improve profitability of the installment credit business its own, the business will be transferred to JACCS Co., Ltd., and the management resources will be concentrated in the credit card business. In addition, the various NICOS affiliates which had been consolidated subsidiary companies have been suffering and are having difficulty surviving on their own as the result of the revision of the Money Lending Business Law and other dramatic changes in the industry, and increased doubtful account-related expenses arising from increases in debt adjustments, and, as such, they were merged and absorbed to strengthen the business base of the overall group.

In addition to this restructuring, the Company has reorganized to strengthen the cost structure through consolidation of branch offices and operation centers and through the implementation of major staff reductions.

Furthermore, the Company will conservatively expand its account reserves to enable a proactive response to future changes in the credit card market and to ensure that the Company is able to respond to new increases in bad debt-related expenses caused by interest refund expenses and changes in the business environment.

(2)	New Business Strategy

The Company will implement a new business strategy to actively improve growth potential by fusing the strengths of Mitsubishi UFJ Financial Group and the JA Group to bring out economies of scale on a group level.

In the credit card business, which is key to increasing operating revenue, as a new card business strategy, the Company will pursue public utilities and medical care facilities which have already posted solid results, as well as other new growth markets and will strengthen its revolving income and the like. In addition, the Company will seek to dramatically expand its customer base by establishing the new MUFG Card brand as a core brand for its next generation card strategy, and by forging deeper ties with the JA Group and positioning the JA Card on the same level as the Company’s own cards.

(Translation)

(3)	Strengthening the Financial Base

In order to cover the Company’s equity losses resulting from costs of restructuring recorded in the current consolidated fiscal year and to ensure the realization of a stable financial basis required for the future growth strategy, the Company implemented a 120 billion yen capital increase subscribed to by Mitsubishi UFJ Financial Group, Inc. A basic agreement has been reached wherein the Company will become a wholly owned subsidiary of Mitsubishi UFJ Financial Group, Inc., through a share exchange conducted in accordance with a separate Share Exchange Agreement conditioned on the approval of the Company’s shareholders, and then delist.

The foregoing strategy will be implemented over the four-year period for the New Medium-Term Business Plan, and seeks the realization of the following goals.

FYE March 2011	Operating revenue	462.3 billion yen
	Ordinary profits	45.9 billion yen
	Net income	45.7 billion yen

The Group has positioned the establishment of an internal control system as the most important management issue, and through the introduction of a comprehensive risk management plan, the Company will organize a system for the overall control of credit risks, market risks, liquidity risks, will otherwise engage in strict control of risks, will safely control individual information and comply with relevant laws and ordinances, and will enhance the management of compliance, including compliance with the Company’s internal regulations and accurate financial reporting under the relevant laws and ordinances.

7.	Trends in the Status of Assets, Profits and Losses

(Unit: millions of yen)

Item	78th Term (2004)	79th Term (2005)	80th Term (2006)		1st Term (2007)
Transaction volume	3,708,343	4,891,424	5,883,137		7,725,229
Operating revenue	277,307	320,876	367,614		419,129
Ordinary profit (Ordinary loss)	33,227	61,292	20,313		(50,952)
Net income (Net loss)	5,719	19,622	(52,169)		(85,618)
Net income per share (Net loss per share)	11.67 yen	31.66 yen	(57.71 yen	)	(72.38 yen )
Net assets	129,265	159,604	106,237		179,149
Total assets	3,730,989	4,102,097	3,875,059		4,003,560

(Note)

States the trends in the status of assets, profits and losses for the former Nippon Shinpan Co., Ltd., in the 78th Term, the former UFJ NICOS Co., Ltd, in the 79th and 80th Terms, and Mitsubishi UFJ NICOS Co., Ltd., in the 1st Term (current consolidated fiscal year).

(Translation)

8.	Status of Major Parent Companies and Subsidiary Companies

(1)	Status of Parent Companies

(i)	Trade Names of Parent Companies

Trade Name	Affiliation	Percentage of Voting Rights Held		Listings of Parent Company Shares
Mitsubishi UFJ Financial Group, Inc.	Parent Company	75.8 (47.6	% )%	Tokyo Stock Exchange, 1st Section Osaka Securities Exchange, 1st Section Nagoya Stock Exchange, 1st Section New York Stock Exchange
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Parent Company	47.3 (0.2	% )%

(Note)	The percentage of voting rights held by the Parent Company set forth in the parentheses indicate the percentage of indirectly held voting rights included therein.

(ii)	Trade Name of the Parent Company Having the Greatest Influence on the Company and the Reason for Influence

Trade Name	Reason
Mitsubishi UFJ Financial Group, Inc.	Mitsubishi UFJ Financial Group, Inc., as a holding company, holds the management rights for The Bank of Tokyo-Mitsubishi UFJ Ltd., which is wholly owned subsidiary thereof.

(iii)	Transactions with Parent Companies

In the current consolidated fiscal year, 561 billion yen in financing was procured from The Bank of Tokyo-Mitsubishi UFJ, Ltd. (including 88.8 billion yen in commercial paper).

In addition, on November 6, 2007 the Company implemented a capital increase by third party allocation (number of shares issued: 400,000,000 shares; amount paid: 300 yen per share) subscribed to by Mitsubishi UFJ Financial Group, Inc.

(2)	Status of Major Subsidiary Companies

Not applicable.

(Note)	As addressed in Section 5 above, on January 1, 2008, the Company merged with and absorbed Aomori NICOS Co., Ltd., Akita NICOS Co., Ltd., Yamagata NICOS Co., Ltd., Gifu NICOS Co., Ltd., Nishi Nippon NICOS Co., Ltd., and Minami Nippon NICOS Co., Ltd., its major subsidiary companies in the preceding fiscal year.

9.	Content of Core Businesses

General Credit Card Division	Credit cards
Shopping Loan Division	Shopping credit and auto loans
Credit Guarantee Division	Sponsored auto loans, auto loan guarantees and consumer loan guarantees
Loan Division	Consumer loans and card cashing
Other Business Division	FC (franchise) business, collection services business and the like

(Note)	As of April 1, 2008, the Company transferred the installment credit sales business (shopping credit business, auto loan business, and auto leasing business, all of which had been included in the Credit Guarantee Division) to JACCS Co., Ltd. (See Section 13 for details.)

(Translation)

10.	Major Business Locations

Company’s Head Office and Business Offices (28 Locations)	Tokyo: Head Office, Tokyo Sales Office and 3 other offices
Hokkaido/Tohoku: Northern Japan Sales Office and 4 other offices
Kanto (excluding Tokyo): Northern Kanto Sales Office and 6 other offices
Chubu: Chubu Sales Office and 5 other offices
Kinki: Western Japan Sales Office and 3 other offices
Nishishikoku: Hiroshima Branch Office and 3 other offices
Kyushu: Kyushu Sales Office and 4 other offices

11.	Employee Status

Name of Business Segment	Number of Employees	YOY Increase / Decrease
Credit Business	4,352	- 1,201
Other Business	57	+ 22
Total	4,409	- 1,179

(Notes)	1.	The number of employees does not include executive officers (37), secondees (316), short-term contract employees (844) or temporary employees.
	2.	While the number of employees declined by 1,179 persons year-on-year, most of this reduction resulted from the early retirement program implemented with the restructuring in December 2007.

(Reference) Company’s Nonconsolidated Employee Status

Number of Employees	Average Age	Average Term of Service	Average Annual Salary
4,367 (557 Reduction)	38.3 years	14.6 years	6,509,000 yen

12.	Major Lenders

Lender	Amount of Loan (millions of yen)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	472,174
Mizuho Corporate Bank, Ltd.	80,941
Mitsubishi UFJ Trust and Banking Corporation	67,650
The Norinchukin Bank	58,984
Nippon Life Insurance Company	45,801
Sumitomo Trust and Banking Co., Ltd.	37,341
Sumitomo Mitsui Banking Corporation	29,388

13.	Other Material Matters Related to the Current Status of the Group

•

The Company entered into a basic agreement with Mitsubishi UFJ Financial Group, Inc., on September 20, 2007 concerning the Company becoming a wholly owned subsidiary of Mitsubishi UFJ Financial Group, Inc. through a share exchange, conditioned on the approval of the shareholders. The Company plans on placing the approval of the Share Exchange Agreement on the agenda for the General Meeting of Shareholders, in accordance with the basic agreement.

•

Pursuant to a stock purchase and sale agreement associated with the transfer of the installment credit sales business that was executed on October 31, 2007 by resolution of the Board of Directors, on April 1, 2008, the effective date of the spin-off, the Company transferred the assets, liabilities, employment agreements, and other rights and obligations related to the installment credit sales business (shopping credit business, auto loan business, and auto leasing business, all of which belonged to the Credit Guarantee Division) to the newly established subsidiary JNS Management Service Co., Ltd., and sold all shares in such subsidiary to JACCS Co., Ltd.

(Translation)

II. Current Status of the Company

1.	Company Stock

(1)	Total Number of Shares Available for Issuance:

Common stock:	1,712,712,400 shares
Class 1 stock:	150,000,000 shares

(2)	Total Number of Issued and Outstanding Shares:

Common stock:	1,422,924,559 shares
Class 1 stock:	50,000,000 shares

(Notes)	1.	The number of common shares increased by 117,525,000 shares with the merger between the Company and DC Card Co., Ltd., on April 1, 2007.
	2.	The number of common shares increased by 400,000,000 shares with the capital increase by third party allocation to Mitsubishi UFJ Financial Group, Inc., implemented on November 6, 2007.

(3)	Total Number of Shareholders:

Common stock:	23,861 shareholders
Class 1 stock:	1 shareholder

(4)	Major Shareholders:

(i)	Common Stock

Name of Shareholder	Investment in the Company
	Shares Held (thousands)	Ownership (%)
1. The Bank of Tokyo-Mitsubishi UFJ, Ltd.	669,397	47.1
2. Mitsubishi UFJ Financial Group, Inc.	400,000	28.1
3. UBS AG London-IPB Segregated Client Account	55,860	3.9
4. Acom Co., Ltd.	23,895	1.7
5. Nippon Life Insurance Company	15,112	1.1
6. The Master Trust Bank of Japan, Ltd. (Trust Account)	9,836	0.7
7. The Norinchukin Bank	9,036	0.6
8. Japan Trustee Services Bank, Ltd. (Trust Account)	8,791	0.6
9. Taiyo Life Insurance Company	5,000	0.4
10. Japan Trustee Services Bank, Ltd. (Trust Account 4)	4,030	0.3

(Note)	Ownership percentage is calculated excluding the 751,631 shares of treasury stock. The 751,631 shares of treasury stock are listed in the name of the Company on the registry of shareholders, but this includes 2,000 shares which are not actually held thereby.

(ii)	Class 1 Stock

Name of Shareholder	Investment in the Company
	Shares Held (thousands)	Ownership (%)
The Norinchukin Bank	50,000	100.0

(Note) This class of stock has no voting rights.

2.	Company Share Warrants

Not applicable.

(Translation)

3.	Company Officers

(1)	Directors and Statutory Auditors

Position at Company	Name	In Charge of	Status of Representation at Other Companies
Chairman & Representative Director	Akio Fujiwara	Internal Audit Department

President & CEO	Kazuhiro Omori

Deputy President & Representative Director	Akira Katayanagi	Overall Operations Oversight and Business Promotion Headquarters	Statutory Auditor at Hyakugo Bank, Ltd.

Deputy President & Representative Director	Terutaka Ando	Administrative Headquarters and IT Headquarters	President & Director of KK Japan MasterCard Settlement Facility

Deputy President & Director	Takeshi Katayama	JA Strategic Alliance

Director & Managing Executive Officer	Akira Yamashita	Finance Department and Personnel Department

Director & Managing Executive Officer	Yoshiki Hama

Director & Managing Executive Officer	Katashi Matsumoto	Management Planning Department and Accounting Department

Director & Managing Executive Officer	Yoichi Ojima	Credit Management Headquarters and Assistant Personnel Manager

Director & Managing Executive Officer	Kazuhiro Muraoka

Director & Executive Officer	Shun Kakuno	Customer Service Department

Director & Executive Officer	Haremi Kamiyama	Sales Headquarters and General Manager

Director & Executive Officer	Naoyuki Abe	Public Relations Department and Assistant Management Planning Manager

Director	Noboru Matsuda	Chairman of Audit Committee	Attorney

Director	Tadachiyo Osada

Full-time Statutory Auditor	Akihiro Yuasa

Full-time Statutory Auditor	Ryoichi Isoda

Full-time Statutory Auditor	Shoji Watanabe

Statutory Auditor	Kimisuke Fujimoto

Statutory Auditor	Takashi Yagi

(Notes)	1.	Noboru Matsuda and Tadachiyo Osada are both outside directors as prescribed in Article 2, Paragraph 15 of the Company Law of Japan.
	2.	Shoji Watanabe, Kimisuke Fujimoto and Takashi Yagi are each outside statutory auditors as prescribed in Article 2, Paragraph 16 of the Company Law of Japan.
	3.	Full-time Statutory Auditor Akihiro Yuasa served as the Accounting General Manager and Executive Director in Charge of Accounting at DC Card Co., Ltd., which merged with the Company on April 1, 2007, and possesses considerable knowledge concerning finance and accounting matters.
	4.	Directors Yoshiki Hama and Kazuhiro Muraoka both resigned their posts voluntarily on March 31, 2008.

(Translation)

(2)	Amount of Director and Statutory Auditor Remuneration

Classification	Number	Total Payment Amount
Directors (Outside Directors)	15 (2)	292 million yen (12 million yen	)
Statutory Auditors (Outside Statutory Auditors)	5 (4)	60 million yen (43 million yen	)

(Notes)	1.	There are no directors who are also employees.
	2.	The maximum monthly limit for director remuneration is set at 40 million yen (3 million yen per month for outside directors) by resolution of the General Meeting of Shareholders (resolution of an Extraordinary General Meeting of Shareholders convened on March 22, 2007).
	3.	The maximum monthly limit for statutory auditor remuneration is set at 7 million yen by resolution of the General Meeting of Shareholders (resolution at the Ordinary General Meeting of Shareholders for the 62nd fiscal year convened on June 29, 1989).
	4.	In addition to the foregoing, officer retirement benefits were set as follows by resolution at the Ordinary General Meeting of Shareholders for the 80th fiscal year convened on June 28, 2007:

Retiring Statutory Auditors: 2 (14 million yen)

(3)	Status of Outside Directors

(i)	Status of Concurrent Appointments for Outside Directors

Name	Concurrent Appointment and Details Thereof
Noboru Matsuda

Outside Statutory Auditor at Hakuhodo Inc.

Outside Statutory Auditor at The Yomiuri Shimbun, Western Headquarters

Outside Director at Japan Radio Co., Ltd.

Outside Director at Japan Post Bank Co., Ltd.

Outside Statutory Auditor at The Yomiuri Shimbun, Osaka Headquarters

Tadachiyo Osada

Executive Officer, Retail Consolidation Business Headquarters, and Retail Planning Department Manager at Mitsubishi UFJ Financial Group, Inc.

Executive Officer and Retail Planning Department Manager at The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Outside Director at Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd.

Outside Director at MU Frontier Servicer Co., Ltd.

Outside Director at Mobile Net Bank Establishment Investigation Corporation

Takashi Yagi

Full-time Director at Tokio Marine & Nichido Fire Insurance Co., Ltd.

Outside Director at Tokio Marine & Nichido Financial Life Insurance Co., Ltd.

Outside Director at Mitsubishi UFJ Lease & Finance Co., Ltd.

Outside Director at Mitsubishi UFJ Capital Co., Ltd.

Outside Director at Zaikeishinyohosyo Co., Ltd.

(Note)	Mitsubishi UFJ Financial Group, Inc. and The Bank of Tokyo-Mitsubishi UFJ Ltd. are parent companies of the Company. No other material transactions or other relationships exist between the Company and the other companies.

(Translation)

(ii)	Principal Activities of Outside Directors

Name	Position	Principal Activities
Noboru Matsuda	Outside Director	Mr. Matsuda attended 23 of the 29 meetings of the Board of Directors convened in the current fiscal year (including all 12 of the regular meetings of the Board of Directors). At the meetings, Mr. Matsuda utilized his wealth of experience to provide his opinions and assistance and otherwise proactively participate in overall management. He was appointed Chairman of the Audit Committee, which seeks to improve compliance, and during the year he convened the Audit Committee 13 times for deliberations.

Tadachiyo Osada	Outside Director	Mr. Osada attended 16 of the 21 meetings of the Board of Directors convened after his appointment (including 6 of the 9 regular meetings of the Board of Directors). At the meetings, Mr. Osada utilized his wealth of experience to provide his valuable opinions and effective suggestions concerning the management of the Company, and otherwise actively participated therein.

Akihiro Yuasa	Outside Statutory Auditor	Mr. Yuasa attended 27 of the 29 meetings of the Board of Directors convened in the current fiscal year (including all 12 of the regular meetings of the Board of Directors), and attended all 20 of the meetings of the Board of Auditors. Mr. Yuasa possesses a considerable amount of knowledge of financial and accounting matters, and at the meetings of the Board of Directors and the meetings of the Board of Auditors he utilized his wide range of experience and high degree of knowledge related to accounting, auditing and business from his own company to appropriately participate as needed.

Shoji Watanabe	Outside Statutory Auditor	Mr. Watanabe attended 27 of the 29 meetings of the Board of Directors convened in the current fiscal year (including all 12 of the regular meetings of the Board of Directors), and attended all 20 of the meetings of the Board of Auditors. At the meetings of the Board of Directors and the meetings of the Board of Auditors he utilized his rich experience and high degree of knowledge concerning planning, auditing and business from his own company to appropriately participate as needed.

Kimisuke Fujimoto	Outside Statutory Auditor	Mr. Fujimoto attended 23 of the 29 meetings of the Board of Directors convened in the current fiscal year (including all 12 of the regular meetings of the Board of Directors), and attended 17 of the 20 meetings of the Board of Auditors (including all 12 of the regular meetings of the Board of Auditors). At the meetings of the Board of Directors and the meetings of the Board of Auditors he utilized his wide range of experience and high degree of knowledge from his own company to appropriately participate as needed.

Takashi Yagi	Outside Statutory Auditor	Mr. Fujimoto attended 15 of the 29 meetings of the Board of Directors convened in the current fiscal year (including 8 of the 12 regular meetings of the Board of Directors), and attended 15 of the 20 meetings of the Board of Auditors (including 10 of the 12 regular meetings of the Board of Auditors). At the meetings of the Board of Directors and the meetings of the Board of Auditors he utilized the knowledge and experience from his own company to appropriately participate as needed and give an objective viewpoint that differed from that of the credit industry.

(Translation)

(iii)	Content of Limited Liability Agreements Executed with Outside Officers

<Summary of Content of Limited Liability Agreements>

The Company modified its Articles of Incorporation at the Ordinary General Meeting of Shareholders for the 79th fiscal year convened on June 29, 2006, and established provisions therein related to limited liability agreements for outside directors and outside statutory auditors.

The content of the limited liability agreements executed by the Company with all outside directors and all outside statutory auditors under the Articles of Incorporation is summarized as follows.

<Limited Liability Agreement for Outside Directors>

With respect to liability under Article 423, Paragraph 1 of the Company Law of Japan, once the Agreement has been executed, if the outside directors have executed their duties in good faith and have not been grossly negligent, such outside directors will be liable for damages to the minimum amount prescribed in Article 425, Paragraph 1 of the Company Law of Japan.

<Limited Liability Agreement for Outside Statutory Auditors>

With respect to liability under Article 423, Paragraph 1 of the Company Law of Japan, if the outside statutory auditors have executed their duties in good faith and have not been grossly negligent, such outside statutory auditors will be liable for damages to the minimum amount prescribed in Article 425, Paragraph 1 of the Company Law of Japan.

4.	Status of Accounting Auditor

(1)	Name of accounting auditor: Deloitte Touche Tohmatsu

(2)	Amount of remuneration and the like for the accounting auditor in the current fiscal year:

Amount Paid
Remuneration	116 million yen
Total cash and other property interests payable by the Company and its subsidiary companies	267 million yen

(Notes)	1.	Under the auditing agreement by and between the Company and the accounting auditor, no differentiation is made between remuneration for audits under the Company Law of Japan and audits under the Financial Instruments and Exchange Law, and in practice such differentiation is impossible, so the amount set forth in (i) is the total thereof.
	2.	Since our parent company, Mitsubishi UFJ Financial Group, Inc., is listed on the New York Stock Exchange, the limited audit remuneration related to consolidated financial statements complying with U.S. GAAP is included in the amount of (ii).

(3)	Details of Non-Audit Operations

The Company has delegated “support and assistance work for the internal control structure related to financial reports”, which is not covered under Article 2, Paragraph 1 of the Certified Public Accountant Law (non-audit work), to the accounting auditor.

(4)	Policy for Decisions to Dismiss or Not Reappoint the Accounting Auditor

The Company, in addition to the dismissal of the accounting auditor by the Board of Satutory Auditors as prescribed in Article 340 of the Company Law of Japan, in principle, with the consent or at the request of the Board of Statutory Auditors, shall present an agenda item for the dismissal or non-reappointment of the accounting auditor at a general meeting of shareholders in the event it is found that it will be difficult for the accounting auditor to appropriately carry out its duties.

(Translation)

III.	Systems for Ensuring Proper Business by the Company

The Company has made the following decisions on basic policies related to the creation of a “system prescribed by Order of the Minister of Justice as the system in order to ensure that the execution of duties by directors complies with laws, ordinances and the Articles of Incorporation, and as required otherwise in order to ensure proper business by joint stock companies” under the Company Law of Japan.

Under the system created pursuant to this basic policy, the Company will strive to ensure the legal compliance and efficiency of its business and control of risks, conduct reviews in response to changes in socioeconomic conditions and the environment, and promote the improvement and enhancement of the internal control system.

1.	System of Compliance with Laws and Ordinances

System for ensuring that the duties carried out by directors and employees comply with laws, ordinances and the Articles of Incorporation:

(1)	Enact a group management philosophy, code of ethics and code of behavior to ensure that directors comply with laws, ordinances and the Articles of Incorporation in the execution of their duties.

(2)	Create a system to ensure compliance with laws and ordinances by directors through the establishment and publication of rules and compliance manuals.

(3)	Establish a Compliance Expertise Committee comprised of outside members to contribute to the deliberations of the Board of Directors.

(4)	Establish a Compliance Committee to contribute to the deliberations of the Management Committee.

(5)	Establish a director and a supervisory division to take charge of compliance.

(6)	Formulate a compliance program (a basic plan to train directors and otherwise ensure that directors comply with laws and ordinances), and follow up on the progress and status thereof.

(7)	Establish a compliance hotline (an internal reporting system to receive reports concerning improper acts from a wide range of employees from both inside and outside the company).

(Translation)

2.	System for the Retention and Management of Information

System for the retention and management of information related to the execution of duties by directors:

(1)	Minutes and reference materials for meetings of the Board of Directors and Board of Statutory Auditors and other important information are recorded, retained and managed in document or electronic media form under the provisions of rules.

(2)	When requested by directors and statutory auditors, the division in charge shall provide for inspection or create and provide copies of the requested materials.

3.	Risk Management Systems

Rules and other systems concerning the management of the risk of loss:

(1)	Comprehensively understand the various risks arising from the execution of business as much as possible on a uniform scale, and ensure safe management while maximizing shareholder value and controlling and managing overall risk.

(2)	Classify risks as credit risks, market risks, administrative risks and the like, prescribe risk management policies for each type of risk, and otherwise enact rules for the control and management of risk.

(3)	Establish a control system for managing overall group risks. Establish a committee for the control and management of risks, or establish directors and supervisory divisions in charge of risk management.

(4)	Adequately manage risks through a risk management process consisting of risk identification, assessment, control and monitoring.

4.	System for Ensuring the Efficient Execution of Directors’ Duties

System for ensuring that directors efficiently carry out their duties:

(1)	Prescribe management goals, enact a group management plan, and engage in management and administration based on appropriate procedures.

(2)	Establish a Management Committee and have the Board of Directors delegate decisions on certain matters to this Committee. The Committee will make decisions concerning the delegated matters, and will investigate matters to be presented to the Board of Directors in advance in order to contribute to the decision making process of the directors. In addition, establish a variety of committees as bodies to consult with the Management Committee.

(3)	Establish office organizations and structures based on rules, and appropriately distribute authority in order to facilitate the efficient execution of duties based on the decisions of the Board of Directors.

(Translation)

5.	Group Management Systems

System for ensuring proper business by the corporate group consisting of the Company and its parent and subsidiary companies:

(1)	Establish a group management philosophy, code of ethics and code of behavior to ensure the proper conduct of business as a group.

(2)	Prescribe basic policies for the management and administration of the group, enact other rules for the management and administration of the group, and execute agreements related to the auditing of the business with affiliated credit sales subsidiary companies and the like.

(3)	Provide the parent companies with reports in accordance with the division of duties and in accordance with the various rules for the management and administration of the group, receive reports and the like from group companies, and engage in the management and administration of the group.

(4)	Enact rules and procedures related to internal control, disclosure control and financial reports.

(5)	The Company will accept audits and receive reports from the division in charge of internal audits at the parent company, regularly exchange information with the parent company, and consider issues from the viewpoint of ensuring proper business;

(6)	If the Company receives a demand from the parent company that is illegal or is unjust and impedes the sound and appropriate management of business at the Company, the Board of Directors shall resolve to refuse this demand.

6.	Internal Audit Systems

System for verifying and evaluating the appropriateness and effectiveness of the system for ensuring proper business:

(1)	Establish a highly specialized and independent internal audit system to oversee the function of verifying and evaluating the appropriateness and effectiveness of risk management, internal control and the governance process, to ensure the soundness and appropriateness of the Company and the group in whole.

(2)	Enact rules to prescribe the fundamental matters regarding the internal audits of the Company and the group.

(3)	Establish an Audit Committee as an optional committee under the Board of Directors which deliberates on matters related to the internal audits and legal compliance of the Company and the group, or establish an internal audit department to be the department in charge of internal audits.

(4)	The departments in charge of the internal audits at the Company and the various group companies will assist in the Board of Directors’ overall group supervisory function under the supervision of and in coordination with the division in charge of internal audits at the Company.

(5)	The division in charge of internal audits will build a relationship of cooperation with the statutory auditors and accounting auditor as needed, and will strive to effectively implement internal audits.

7.	Systems Concerning Employees Assisting in Duties of Statutory Auditors

Items related to employees who are assigned to assist in the duties of statutory auditors:

(1)	Establish a secretariat for the Board of Statutory Auditors as the organization for assisting in the duties of the statutory auditors, and place it under the direction of the Board of Statutory Auditors.

(Translation)

8.	Independence of Employees Assisting in Duties of Statutory Auditors

Items related to the independence of the employees mentioned in the preceding section:

(1)	Personnel matters and other matters related to the independence of employees assisting in the duties of statutory auditors shall be consulted in advance with the Board of Statutory Auditors.

9.	Systems for Reporting to Statutory Auditors

System for reports by directors and employees to statutory auditors and systems otherwise related to reports to statutory auditors:

(1)	The following items are to be reported to statutory auditors:

(i)	Items decided at or reported to the Board of Directors, the management committee and other key committees;

(ii)	Items which may cause substantial damages to the Company;

(iii)	The status and results of implemented internal audits;

(iv)	Material violations of laws and ordinances;

(v)	Status of reports to the compliance hotline and the details of the reports made thereto;

(vi)	The grounds for and effects of any changes to be made by the Company to accounting policies, accounting methods, or the notation methods for financial statements; and

(vii)	Other matters on which statutory auditors request reports.

10.	Systems for Otherwise Ensuring Effectiveness of Audits by Statutory Auditors

System for otherwise ensuring that audits are effectively carried out by statutory auditors:

(1)	The representative directors and the division in charge of internal audits will regularly exchange opinions with the statutory auditors.

(2)	The statutory auditors shall be entitled to attend and state their opinions at meetings of the Board of Directors, as well as meetings of the Management Committee and other key committees and the like.

(3)	Directors shall cooperate with requests for investigations or hearings made by statutory auditors.

(4)	Directors shall otherwise comply with matters prescribed in the rules of the Board of Statutory Auditors and the auditing standards for statutory auditors.

(5)	Statutory auditors shall be entitled to access the data systems and files deemed necessary thereby.

(Translation)

11.	Basic Policy and Status of Efforts to Exclude Antisocial Forces

(1)	The basic policy of the group is to persist with fortitude and strive to avoid transactions with antisocial forces which threaten the order and safety of society in general.

(2)	Confrontations with antisocial forces are expressly addressed in the code of ethics and code of behavior, and rules have been enacted concerning the details thereof.

(3)	Under the guidance of the director in charge of compliance, the Compliance Supervision Division is slated as the division for supervising responses to antisocial forces.

(4)	The director in charge of compliance shall be the person responsible for preventing unjust demands.

(5)	Regular visits and contacts shall be made to the police, police and attorneys shall be contacted in times of emergency, and alliances shall be otherwise strengthened with outside specialized organizations for responses to antisocial forces.

(6)	The Compliance Supervision Division collects and primarily manages the information in the group related to antisocial forces.

(7)	The specific methods for responding to antisocial forces are set forth in the compliance manual.

(8)	The group has positioned responses to antisocial forces as a key compliance matter, and implements compliance training.

IV.	Policy for Decisions Regarding Distributions of Retained Earnings

The Company recognizes that returning profits to our shareholders is the most important issue in management, and our basic policy is to provide a stable distribution of profits backed by solid business performance. Internal reserves play a key role in fortifying shareholder equity and strengthening the constitution of the Company’s business.

(Note)	All monetary amounts and numbers of shares stated in this Business Report have been rounded down to the nearest whole stated unit. In addition, percentages and ratios are rounded to the nearest whole stated unit.

(Translation)

CONSOLIDATED BALANCE SHEET

(as of March 31, 2008)

(Unit: millions of yen)

Item	Amount
(Assets)
Current assets	3,830,379
Cash on hand and in banks	93,249
Installment accounts receivable	2,053,853
Guarantee contracts	1,755,613
Deferred tax assets	30,479
Other assets	131,529
Allowance for doubtful accounts	(234,345)

Fixed assets	173,181
Tangible assets	47,819
Buildings and structures	13,161
Machinery and equipment	3,146
Land	15,492

Other	16,019

Intangible assets	71,326
Investments and other assets	54,035
Investment securities	21,123
Deferred tax assets	17,823
Other	15,374
Allowance for doubtful accounts	(286)

TOTAL ASSETS	4,003,560

(Liabilities)
Current liabilities	3,046,015
Notes	1,267
Accounts payable	228,179
Guarantees	1,755,613
Short-term borrowing	353,052
Current portion of redemption of bonds	5,000
Current portion of long-term debt	213,892
Commercial paper	252,685
Accrued corporation tax, etc.	933
Unearned income	24,240
Accrued bonuses	3,958
Reserve for cardholder point system	7,463
Allowance for restructuring losses	22,865
Other	176,862
Fixed liabilities	778,395
Bonds	40,000
Long-term debt	693,611
Liability for retirement benefits	4,332
Retirement allowance for officers	312
Allowance for losses from refunding of interest	36,074
Allowance for losses from collection of gift cards	2,623
Other	1,439

Total Liabilities	3,824,411

(Net Assets)
Shareholders’ equity	176,338
Paid in capital	109,312
Capital surplus	133,506
Retained earnings	(66,259)
Treasury stock	(221)
Valuation and exchange adjustments	2,811
Valuation difference on securities	3,454
Deferred gains and losses on hedges	(639)
Exchange conversion adjustment	(4)

Total Net Assets	179,149

TOTAL LIABILITIES AND NET ASSETS	4,003,560

(Note)	All stated amounts are rounded down to the nearest one million yen.

(Translation)

CONSOLIDATED STATEMENT OF INCOME

(April 1, 2007 through March 31, 2008)

(Unit: millions of yen)

Item	Amount
Operating revenue
Credit card contracts		144,506
Shopping loan contracts		12,444
Guarantee contracts		27,460
Loan contracts		199,051
Other revenue		33,089
Finance revenue
Interest income	2,111
Dividends received	453
Other	12	2,576

Total		419,129

Operating expenses

Sales & general administrative expenses

Payment fees	64,467
Transfer to allowance for doubtful accounts	152,154
Transfer to allowance for losses from reimbursed interest	28,391
Personnel costs	53,046
Retirement benefit costs	872
Other	148,261	447,194

Finance expenses
Interest payments	22,467
Other	465	22,932

Total		470,127

Operating loss		50,997
Non-operating income
Insurance dividends	389
Equity in earnings of affiliates	204
Miscellaneous revenue	33	627

Non-operating expenses
Share exchange expenses	541
Miscellaneous losses	41	582

Ordinary loss		50,952
Extraordinary gains
Gain on redemption of investment securities	26,506
Gain from sale of investment securities	12,329
Compensation for damage received	1,211
Gain on expiry of subsidiary qualified pension plans	237	40,284

Extraordinary losses
Loss from sale of fixed assets	52
Loss from disposition of fixed assets	393
Loss on impairment	6,607
Transfer to allowance for losses from structural reform	64,049
Transfer to allowance for losses from redemption of gift cards	2,333
Loss on sale of investment securities	1,318
Valuation losses on investment securities	270
Merger-related expenses	1,107
Premium severance payments	662	76,796

Income (loss) before taxes, etc.		87,464
Corporation and other taxes	184
Tax refunds	(1,586)
Adjusted for corporation tax, etc.	1,367	(34)
Minority interest in net loss		1,811

Net Loss		85,618

(Note)	All stated amounts are rounded down to the nearest one million yen.

(Translation)

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

(April 1, 2007 through March 31, 2008)

(Unit: millions of yen)

	Shareholders’ Equity
	Paid in Capital	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of March 31, 2007	101,712	7,487	(11,854)	(210)	97,134
Change in current consolidated fiscal year
Issuance of new stock	60,000	60,000			120,000
Increase in capital reserves with reduction in paid in capital	(60,000)	60,000			—
Net loss			(85,618)		(85,618)
Acquisition of treasury stock				(10)	(10)
Increase due to merger	7,600	6,019	30,534		44,153
Increase accompanying change in scope of consolidation			679		679
Net change in current consolidated fiscal year in items other than shareholders’ equity
Total changes in current consolidated fiscal year	7,600	126,019	(54,404)	(10)	79,204

Balance as of March 31, 2008	109,312	133,506	(66,259)	(221)	176,338

	Valuation and Conversion Adjustments				Minority Interest	Total Net Assets
	Valuation Differences on Securities	Deferred Gains or Losses on Hedges	Equity Adjustment from Foreign Currency Conversions	Total
Balance as of March 31, 2007	5,336	(139)	58	5,255	3,847	106,237
Change in current consolidated fiscal year
Issuance of new stock						120,000
Increase in capital reserves with reduction in paid in capital						—
Net loss						(85,618)
Acquisition of treasury stock						(10)
Increase due to merger	8,527	(2)		8,525		52,679
Increase accompanying change in scope of consolidation						679
Net change in current consolidated fiscal year in items other than shareholders’ equity	(10,409)	(497)	(62)	(10,969)	(3,847)	(14,816)
Total changes in current consolidated fiscal year	(1,882)	(499)	(62)	(2,444)	(3,847)	72,912

Balance as of March 31, 2008	3454	(639)	(4)	2,811	—	179,149

(Note)	All stated amounts are rounded down to the nearest one million yen.

(Translation)

NOTES ON CONSOLIDATED FINANCIAL STATEMENTS

Notes on Material Matters Serving as the Basis for the Preparation of Consolidated Financial Statements

1.	Scope of consolidation

(1)	Number of consolidated subsidiary companies: Six companies

Names of major subsidiary companies:

Card Business Service Co., Ltd.

Human Link Corporation

DC Business Support Co., Ltd.

Increases and reductions in current consolidated fiscal year:

Increases: Three companies

Subsidiary companies of DC Card Co., Ltd., added by merger on April 1, 2007:

DC Business Support Co., Ltd.

DC Card Trading Co., Ltd.

By establishment of company:

JNS Management Service Co., Ltd.

Decreases: Seven companies

By merger:

Aomori NICOS Co., Ltd.

Akita NICOS Co., Ltd.

Yamagata NICOS Co., Ltd.

Gifu NICOS Co., Ltd.

Nishi Nippon NICOS Co., Ltd.

Minami Nippon NICOS Co., Ltd.

By corporate liquidation:

DC Card Trading Co., Ltd.

(2)	The Company has no non-consolidated subsidiary companies.

2.	Application of equity method

(1)	Number of companies subject to application of equity method:

Three companies

Name of major company: MU Frontier Servicer Co., Ltd.

(2)	The Company has no affiliate companies to which the equity method does not apply.

(Translation)

3.	Fiscal years, etc., of consolidated subsidiary companies

Three of the consolidated subsidiary companies have settlement dates which differ from the consolidated settlement date. Two of the companies have a settlement date of December 31 and one has a settlement date of June 30.

In the creation of the consolidated financial statements, the financial statements as of the settlement date were adopted with respect to the companies with the December 31 settlement date, and the financial statements for a provisional settlement conducted on December 31 were adopted with respect to the company with the June 30 settlement date. Adjustments were made as needed with respect to material transactions arising in the period up to the consolidated settlement date.

4.	Accounting standards

(1)	Valuation standards and methods for major assets

(a)	Securities

Bonds held to maturity: Stated by amortized cost method (straight line basis)

Other securities:

Securities with market values: Stated by market value method based on the market price as of the consolidated settlement date (appraisal differences are handled by the full capitalization method, and sales costs are calculated using the moving average method).

Securities without market values: Stated by cost accounting method, cost being determined by the moving average method.

(b)	Derivatives

Stated by market value method.

(2)	Major depreciable assets and depreciation methods

(a)	Tangible fixed assets: Straight line method

Changes in accounting treatment:

With the revisions of the Corporation Tax Law (Law for Partial Amendment of the Income Tax Law, Etc. (Law No. 6 of March 30, 2007) and Cabinet Order for Partial Amendment of the Corporation Tax Law Enforcement Order (Cabinet Order No. 83 of March 30, 2007)), the tangible fixed assets acquired on and after April 1, 2007 have been changed over to the method under the amended Corporation Tax Law. The effects of this change are minimal.

Additional information:

Tangible fixed assets acquired prior to March 31, 2007 are depreciated equally over a period of five years from the consolidated fiscal year following the consolidated fiscal year in which the amortization is completed up to the depreciable amount. The effects of this change are minimal.

(b)	Intangible fixed assets

Software: Stated by straight line method based on the usable in-house life thereof.

(Translation)

(3)	Accounting method for deferred assets

The costs of the share exchange will be charged in full upon the expenditure thereof.

(4)	Standards for recording major reserves

(a)	Allowance for doubtful accounts

To prepare for losses from doubtful receivables for installment sales receivable, guaranteed installment sales receivable and other receivables, an estimated uncollectible amount is stated using the doubtful receivables rate for general receivables, and by taking into consideration the ability to collect on doubtful receivables and other specific receivables.

(b)	Allowance for bonuses

In order to prepare for the payment of employee bonuses, the allowance is stated as the amount of bonuses expected to be paid in the current consolidated fiscal year.

(c)	Point system allowance

In order to prepare for the burden of expenses arising from the use of points granted to card members under a point system established for the purpose of promoting card use, the allowance states the amount of future use expected as of the end of the current consolidated fiscal year.

(d)	Allowance for losses from structural reforms

The allowance is stated as the estimated expenses and losses expected to arise in the future with the restructuring of the business.

(e)	Allowance for employee retirement benefits

In order to prepare for employee retirement benefits, the allowance is stated based on the expected amount of retirement benefit obligations as of the end of the corresponding consolidated fiscal year.

With respect to obligations for past work, the amounts apportioned on a straight line basis for a set number of years (usually six years) within the average remaining work period for employees as of the time of occurrence in the respective accounting years are treated as expenses. With respect to actuarial gains or losses, the amounts apportioned on a straight line basis for a set number of years (usually 12 years) within the average remaining work period for employees as of the time of occurrence in the respective accounting years are treated as expenses in the accounting years following the respective occurrences.

In addition, in preparation for the expenditure of retirement bonuses for executive officers, the allowance is stated as the end of term payment demands calculated under the officer retirement bonus rules.

(f)	Allowance for officer retirement bonuses

In preparation for the expenditure of officer retirement bonuses, the allowance is stated as the end of term payment demands calculated under the officer retirement bonus rules.

(Translation)

(g)	Allowance for interest refund losses

In order to prepare for future demands for the refund of interest, the allowance is stated as the amount required based on the actual past refund rate.

(h)	Allowance for the redemption of gift cards

Gift cards are stated as revenues after the passage of a certain time period from the issuance thereof, and the allowance is stated as the amount required for future redemption-related expenditures based on the actual redemption rate.

Additional Information:

Since the monetary importance of these gift cards increased due to the merger with DC Card Co., Ltd., based on the announcement of the Handling of Audits Related to Reserves under the Special Tax Measures Law and Allowances, Reserves and Allowances for Office Retirement Bonuses under the Special Tax Measures Law (Report No. 42 of the Auditing and Assurance Practice Committee of the Japanese Institute of Certified Public Accountants dated April 13, 2007), the allowance states the estimated amount of losses which may occur in the future.

This caused operating losses and ordinary losses to increase by 289 million yen, and caused net losses before taxes and net losses to increase by 2,623 million yen.

(5)	Standards for converting major foreign currency assets and liabilities into Japanese yen

Foreign currency cash credits and obligations are converted into yen at the spot rate on the consolidated settlement date, and conversion variances are stated as gains or losses. Assets and liabilities as well as revenues and expenses at overseas subsidiary companies and the like are converted into yen at the spot rate on the consolidated settlement date, and conversion variances are included in the exchange and conversion adjustment account in the net assets section.

(6)	Accounting method for major lease transactions

Finance leases other than those which allow title in the leased property to transfer to the lessee are accounted for in accordance with the standards related to ordinary lease transactions.

(7)	Major hedge accounting methods

(a)	Hedge accounting method: Deferred hedge accounting. Transactions satisfying the requirements for exceptional handling are handled as exceptions.

(b)	Hedge means and hedge subject matter: Interest swap options for hedges targeting loans and exchange reservation transactions for hedges targeting foreign currency-based receivables.

(c)	Hedge policies: Derivative transactions are used for the purpose of avoiding the risk of interest fluctuations related to the procurement of financing and the risk of exchange fluctuations associated with foreign-currency based assets and liabilities.

(d)	Method for evaluating effectiveness of hedge: Evaluated by analysis of the ratio between hedge means and cash flow subject to hedge.

(Translation)

(8)	Standards for stating revenues

(a)	Customer commissions: Stated on the date of arrival by the following methods depending on business division:

Credit cards: Stated primarily by the interest method.

Shopping loans: Stated primarily by the time of payment method, with 7 or 8 payments.

Credit guarantees: Stated primarily by the interest method.

Loans: Stated by the interest method.

Revenues from liquidated receivables included in the operating revenues are recorded according to the above standard.

While the stating of revenues in the shopping loan division has primarily been conducted in 7 or 8 installments, the percentage of such revenues stated by the interest method increased due to the merger with DC Card Co., Ltd., and as such they are now primarily stated by interest method. The change had no effect on amounts.

(b)	Member store commissions: Stated as a lump sum upon the recognition of credits and obligations.

Change in accounting treatment:

In the past, amounts were stated as lump sums upon the performance of the advance payment agreements with the member stores, but with the merger with DC Card Co., Ltd., the standards were standardized and changed to a lump sum statement of commissions upon the recognition of credits and obligations. The effect of this change was minimal.

(9)	Accounting treatment for consumption taxes

Consumption taxes and local consumption taxes are accounted for on a tax excluded basis. The consumption taxes and the like excluded from deductions related to fixed assets are stated as expenses in the consolidated fiscal year in which they are incurred.

5.	Valuation of assets and liabilities at consolidated subsidiary companies

Assets and liabilities at consolidated subsidiary companies are all valued using the mark to market method.

6.	Amortization of goodwill and negative goodwill

Goodwill and negative goodwill are amortized using the straight line method over the life of the effect thereof, up to 20 years. Monetarily insignificant amounts of goodwill are stated as a lump sum in the year they are incurred.

7.	Other material matters serving as the basis for the preparation of consolidated financial statements

The Company’s consolidated financial statements have been prepared based on the Standardization of Accounting Standards in the Credit Industry (Notice No. 60-291 issued by the Industrial Policy Bureau of the Ministry of International Trade and Industry).

(Translation)

8.	Changes to material matters serving as the basis for the preparation of consolidated financial statements

Changes in grouping method for assets in accounting standards related to increases and decreases in fixed assets:

With the merger with DC Card Co., Ltd., the grouping of assets was changed from a grouping that included all assets related to the credit business as credit business assets to a grouping divided by management and accounting based on the respective units which continuously managed and controlled the revenues and expenditures. This change accompanied the selection of the business system in the merger and the implementation of the structural reform.

This change decreased operating losses and ordinary losses by 1,085 million yen and increased net losses before taxes and net losses by 4,174 million yen.

Notes on Consolidated Balance Sheet

1.	Total depreciation on tangible fixed assets:	38,645 million yen

2.	Installment sales receivable and deferred installment revenues by business division:

		(Unit: millions of yen	)

Business Division	Installment Sales Receivable	Deferred Installment Revenues
Credit cards	642,795	2,236
Shopping loans	222,495	9,810
Loan guarantees	—	12,192
Loans	1,188,562	—
Total	2,053,853	24,240

3.	Amount of estimated losses from interest refund claims appropriated from installment sales receivable included in the allowance for doubtful accounts:	43,524 million yen

4.	Balance of liquidated receivables: loan receivables	47,440 million yen

Notes on Consolidated Statement of Operations

1.	Revenues from liquidated receivables included in operation revenues:

Credit card revenues	1,995 million yen
Shopping loan revenues	68 million yen
Loan revenues	37,915 million yen

(Note)	The revenue recognition standards are addressed in the Notes on Material Matters Serving as the Basis for the Preparation of Consolidated Financial Statements.

2.	Loss on impairment

As a result of the reassessment of the profitability of the various asset groups, and with no hope of recovering the investment amount, a loss on impairment of 5,260 million yen was recorded on a portion of the assets for business received by outsourcing among the respective business assets.

In addition, for a portion of welfare benefit facilities and the like which were rendered idle assets through the suspension of use, a loss on impairment of 1,346 million yen was recorded due to a large drop in land values.

(Translation)

Of the foregoing total loss on impairment, 1,063 million yen is for buildings and structures, 7 million yen is for machinery and equipment, 399 million yen is for land, 4,795 million yen is for intangible assets, and 340 million yen is for lease assets.

The grouping units were divided by management and accounting based on the respective units which continuously managed and controlled the revenues and expenditures.

The calculation of recoverable amount was determined based on the use value of the assets for the business received by outsourcing, and calculated by discounting the future cash flow by 5.04%. In addition, idle assets were determined by their net sales price, and the calculation method of the market price deducted the expected costs of disposition from the net sales price using real estate appraisal standards and the like.

3.	Transfer on allowance for losses from structural reform

The expenses incurred with the implementation of the restructuring of business under the New Medium-Term Business Plan announced on September 20, 2007 and the expenses and losses expected to be incurred in the future in connection therewith, primarily consist of the expenses associated with the early retirement benefits system, the transfer of the installment credit sales business, the consolidation of business locations, and the reorganization of NICOS affiliates and the like.

A breakdown of the major expenses is as follows:

Premium retirement benefits	33,276 million yen
Loss on impairment	613 million yen
Structure reform related expenses	30,159 million yen

Loss on Impairment:

A loss on impairment of 613 million yen was recorded on a portion of the assets succeeded from the subsidiary NICOS affiliates which became idle assets due to a major decline in land values.

Of the foregoing total, 137 million yen was for buildings and structures, 2 million yen was for machinery and equipment, and 473 million yen was for land. The calculation of recoverable amount was determined by the net sales price, and the calculation method of the market price deducted the expected costs of disposition from the net sales price using real estate appraisal standards and the like.

4.	Merger-related expenses

These were primarily expenses that accompanied the transfers and the revision of ledgers.

5.	Contract volume by division

		(Unit: millions of yen )

Business Division	Contract Volume	(Included Principal Volume)
Credit cards	6,344,748	(6,340,086)
Shopping loans	103,174	(98,858)
Loan guarantees	98,256	(90,570)
Loans	1,147,112	(1,147,112)
Other	31,937	—
Total	7,725,229	—

(Note)	The credit guarantee balance at the end of the consolidated fiscal year for the loan guarantee division related to revolving credit and the like was 448,758 million yen. The scope of the contract volume was reviewed upon the merger with DC Card Co., Ltd., and the drawdown volume associated with the revolving credit and the like in the credit guarantee division was excluded from contract volume in the current consolidated fiscal year.

(Translation)

Notes Concerning Consolidated Statement of Changes to Net Assets

1.	Classifications and total numbers of issued and outstanding shares as of the end of the current consolidated fiscal year

(1)	Common stock	1,422,924,559 shares

(2)	Class stock (Class 1 stock)	50,000,000 shares

2.	Dividends

(1)	Amount of dividends paid

Not applicable.

(2)	The portion of the dividends associated with record dates falling in the current consolidated fiscal year which have an effective date in the following consolidated fiscal year

Not applicable.

Notes Related to Per Share Information

1.	Net assets per share	90.81 yen

2.	Net losses per share	72.38 yen

3.	Though potential shares exist, net income per share adjusted for potential shares was not stated because there was a net loss per share.

Notes Concerning Material Subsequent Events

Succession of business by spin-off to subsidiary company established by the company for succession of the installment credit business to JACCS Co., Ltd., and transfer of shares of the corresponding subsidiary company:

1.	Name of company succeeding to business through spin-off and name of company taking transfer of shares, details of the spun-off business, main reasons for succession of business and transfer of shares, spin-off date, and summary of business succession and transfer of shares including the legal form thereof

(1)	Name of company succeeding to business through spin-off and name of company taking transfer of shares

(i)	Name of company succeeding to business

JNS Management Service Co., Ltd.

(ii)	Name of company taking transfer of shares

JACCS Co., Ltd.

(Translation)

(2)	Detains of spun-off business

Installment sales credit business

(3)	Main reasons for succession of business and transfer of shares

The Company seeks to focus its managerial resources in the credit card business, and make a bold move to a profitable structure centered on the credit card business through the succession of these operations.

(4)	Spin-off date and share transfer date

Spin-off date: April 1, 2008

Share transfer date: April 1, 2008

(5)	Summary of business succession and transfer of shares including the legal form

The assets and liabilities associated with the Company’s installment credit sales business and the rights and obligations incidental thereto, will be succeeded to by JNS Management Service Co., Ltd., a subsidiary company established by the Company in order to succeed to the installment credit sales business. Through a spin-off type absorption, all of the shares of such corresponding subsidiary company will be transferred to JACCS Co., Ltd.

2.	Summary of implemented accounting treatment

(1)	Accounting treatment for transfer of shares

A loss of 12,020 million yen from the transfer of subsidiary company shares will use an equal amount of the allowance for losses from structural reform stated in the current consolidated fiscal year.

3.	Name of the business sector included in the succeeded business in the business by segment section of the consolidated financial statements

Credit business

4.	Estimated gains or losses associated with the succeeded business as stated in the consolidated statement of operations for the current consolidated fiscal year

Operating revenue (shopping loans, credit guarantees)	20,946 million yen

Since the Company manages operating profits and losses as a single unit in the credit business, no operating profits or losses are stated for separate businesses.

Other Notes

Related to retirement benefits:

1.	Summary of adopted retirement benefits system

The Company has established a corporate pension fund as its defined benefits system. Due to the large volume of retirement benefits generated with the implementation of the early retirement benefits system accompanying the Company’s restructuring of operations implemented in the current consolidated fiscal year, a portion of the retirement benefits system was accounted for as though it were ended through the application of Accounting Treatment of Transfer, Etc., of Retirement Benefits Systems (Accounting Standards Board of Japan Implementation Guidance No. 1).

Domestic subsidiary companies had qualified retirement pension systems and lump sum retirement systems, but with the merger thereof on January 1, 2008, the qualified retirement pension systems and lump sum retirement systems were abolished. A gain upon ending was recorded with respect to the abolishment of the qualified retirement pension system.

(Translation)

2.	Matters related to retirement benefits obligations (as of March 31, 2008)

		(Unit: millions of yen )
(1)	Retirement benefit obligations (Note 1)	(30,170)
(2)	Pension assets	23,758

(3)	Unfunded retirement benefit obligations (1) + (2)	(6,412)
(4)	Unrecognized actuarial gain / loss	5,255
(5)	Unrecognized past service obligations	(3,176)

(6)	Net amount on consolidated balance sheet (3) + (4) + (5)	(4,332)

(7)	Allowance for retirement benefits (Note 1)	(4,332)

(Note 1)	246 million yen for benefits to executive officers and the like are included in retirement benefit obligations and the allowance for retirement benefits.

3.	Retirement benefit costs (from April 1, 2007 through March 31, 2008)

		(Unit: millions of yen )
(1)	Service costs (Notes 1, 2)	2,241
(2)	Interest costs	886
(3)	Expected return on plan assets	(1,412)
(4)	Recognition of actuarial gain/loss	641
(5)	Past service obligation costs accounted for	(1,483)

(6)	Costs of retirement benefits (1) + (2) + (3) + (4) + (5)	872

(7)	Gain from ending of subsidiary qualified retirement pension plan (Note 3)	(237)
(8)	Costs of retirement benefits accompanying mass retirement (Note 4)	662

(9)	Total (6) + (7) + (8)	1,298

(Notes)	1.	The costs of retirement benefits at consolidated subsidiary companies employing the simplified method were stated in (1) Service costs.
	2.	147 million yen for retirement benefits for executive officers and the like was stated in (1) Service costs.
	3.	The gain from the ending of the subsidiary qualified retirement pension plan was stated as extraordinary income.
	4.	The costs of retirement benefits accompanying mass retirement were stated as extraordinary losses.

4.	Basis for the calculation of retirement benefits obligations, etc.

(1)	Allocation method for expected retirement benefits: Term straight line basis

(2)	Discount rate: 2.10%

(3)	Expected rate of return on plan assets: Usually 3.50%

(4)	Recognition period for actuarial gain/loss: Usually 12 years

(The group recognizes costs from the consolidated fiscal year incurred in an amount apportioned by the straight line method, based on a set number of years within the average remaining term of service for employees at the time of incurrence in each consolidated fiscal year.)

(5)	Amortization period for prior service costs: Usually 6 years

(The group recognizes costs in an amount apportioned by the straight line method based on a set number of years within the average remaining term of service for employees at the time of incurrence.)

(Translation)

Related to business combinations, etc. (transactions, etc. under common control):

1.	Name of combining businesses, content of business, legal form of combined business, name of business after combination and summary of transaction including the purpose thereof

(1)	Name of combining businesses and business content thereof

(i)	Surviving combining business

Name: UFJ NICOS Co., Ltd.

(ii)	Expiring combining business

Name: DC Card Co., Ltd.

Content of business: Credit card business

(2)	Legal form of business combination

Merger and absorption with UFJ NICOS Co., Ltd., being the surviving company and DC Card Co., Ltd., becoming the expiring company.

(3)	Name of business after combination

Mitsubishi UFJ NICOS Co., Ltd.

(4)	Summary of transaction including the purpose thereof

The Company, which was a core card company of the MUFG Group, merged with DC Card Co., Ltd., which was likewise a core company of the MUFG Group in order to realize further improvements in its corporate valuation. Through this merger, we became a credit card company that is able to offer the most advanced solutions while also providing a business base and profitability that is second to none in the industry.

2.	Summary of implemented accounting treatment

Accounting treatment was governed by the provisions of Accounting Standards for Business Combinations, Chapter III (Accounting Standards for Business Combinations), Article 4 (Accounting Treatment for Transactions, Etc., Under Common Control), Paragraph (1) (Transactions Under Common Control).

3.	Business combination date, amount of assets received, amount of liabilities succeeded to and a breakdown thereof

(1)	Amount of assets

	Current assets (installment sales receivable, etc.)	534,151 million yen
	Fixed assets (investment securities, etc.)	38,098 million yen

(2)	Amount of liabilities
	Current liabilities (accounts payable, etc.)	433,094 million yen
	Fixed liabilities (long term debt, etc.)	86,476 million yen

(Note)	The amounts stated in the consolidated financial statements are rounded down to the nearest million yen.

(Translation)

NON-CONSOLIDATED BALANCE SHEET

(as of March 31, 2008)

(Unit: millions of yen)

Item	Amount
(Assets)
Current assets	3,828,779
Cash on hand and in banks	91,868
Installment accounts receivable	2,053,853
Guarantee contracts	1,755,501
Securities	30
Prepaid expenses	2,123
Deferred tax assets	30,461
Accounts payable, other	85,818
Other	43,517
Allowance for doubtful accounts	(234,395)
Fixed assets	172,355
Tangible assets	47,798
Buildings	13,025
Structures	123
Machinery and equipment	3,137
Land	15,492
Other	16,019
Intangible assets	71,307
Goodwill	1,096
Land leaseholds	1,746
Trademark rights	10
Software	67,354
Other	1,099
Investments and other assets	53,249
Investment securities	18,711
Affiliate company stock	1,650
Capital contributions	136
Prepaid long term expenses	5,499
Deferred tax assets	17,823
Other	9,715
Allowance for doubtful accounts	(286)

TOTAL ASSETS	4,001,135

(Liabilities)
Current liabilities	3,045,725
Notes	1,267
Accounts payable	228,179
Guarantees	1,755,501
Short-term borrowing	353,052
Current portion of redemption of bonds	5,000
Current portion of long-term debt	213,892
Commercial paper	252,685
Accrued payments	65,232
Accrued expenses	1,308
Accrued corporation tax, etc.	876
Deposits received	108,370
Unearned income	24,240
Accrued bonuses	3,922
Reserve for cardholder point system	7,463
Allowance for restructuring losses	22,865
Other	1,865
Fixed liabilities	778,410
Bonds	40,000
Long-term debt	470,661
Long-term debt at affiliate cos.	222,950
Liability for retirement benefits	4,332
Retirement allowance for officers	312
Allowance for losses from refunding of interest	36,074
Allowance for losses from redemption of gift cards	2,623
Other	1,455

Total liabilities	3,824,136

(Net Assets)
Shareholders’ equity	174,183
Paid in capital	109,312
Capital surplus	133,209
Capital reserves	7,106
Other capital reserves	126,103
Retained earnings	(68,116)
Legal reserve	1,224
Other retained earnings reserves	(69,341)
Special reserve	26,550
Earned surplus	(95,891)
Treasury stock	(221)
Valuation and exchange adjustments	2,815
Valuation difference on other securities	3,454
Deferred gains and losses on hedges	(639)

Total net assets	176,999

TOTAL LIABILITIES AND NET ASSETS	4,001,135

(Note) All stated amounts are rounded down to the nearest one million yen.

(Translation)

NON-CONSOLIDATED STATEMENT OF OPERATIONS

(April 1, 2007 through March 31, 2008)

(Unit: millions of yen)

Item	Amount
Operating revenue
Credit card contracts		142,110
Shopping loan contracts		10,952
Guarantee contracts		24,050
Loan contracts		187,949
Other		36,157
Finance revenue
Interest income	2,626
Dividends received	469
Other	12	3,108

Total		404,328

Operating expenses
Sales & general administrative expenses
Payment fees	64,018
Transfer to allowance for doubtful accounts	137,052
Transfer to allowance for losses from reimbursed interest	25,184
Personnel costs	50,102
Retirement benefit costs	732
Rents	15,881
Delegated processing work	35,784
Depreciation costs	17,332
Other	77,981	424,070

Finance expenses
Interest payments	22,078
Other	465	22,544

Total		446,614

Operating loss		42,285
Non-operating income
Insurance dividends	385
Miscellaneous revenue	28	413

Non-operating expenses
Share exchange expenses	541
Miscellaneous losses	31	573

Ordinary loss		42,445

Extraordinary gains
Gain on redemption of investment securities	26,506
Gain from sale of investment securities	12,329
Gain from sale of related company shares	399
Gain from liquidation of affiliate company	133
Compensation for damage received	1,211
Gain on retirement of incorporating stock	324	40,903

Extraordinary losses
Loss from sale of fixed assets	52
Loss from disposition of fixed assets	375
Loss on impairment	6,607
Transfer on allowance for losses from structural reform	60,040
Transfer on allowance for losses from redemption of gift cards	2,333
Loss on sale of investment securities	1,318
Valuation losses on investment securities	267
Valuation loss on affiliate stock	5,816
Merger-related expenses	1,107
Premium severance payments	662	78,582

Income (loss) before taxes, etc.		80,123
Corporation and other taxes	134
Adjusted for corporation tax, etc.	511	645

Net Loss		80,769

(Note) All stated amounts are rounded down to the nearest one million yen.

(Translation)

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

(April 1, 2007 through March 31, 2008)

(Unit: millions of yen)

	Shareholders’ Equity
	Paid in Capital	Capital Surplus			Retained Earnings
		Capital Reserve	Other Capital Reserves	Total Capital Reserves	Legal Reserves	Other Retained Earnings		Total Retained Earnings
						Special Reserves	Earned Surplus
Balance as of March 31, 2007	101,712	1,086	6,103	7,190	916	—	(18,797)	(17,881)
Change in current fiscal year
Issuance of new stocks	60,000	60,000		60,000
Increase in capital reserves with reduction in paid in capital	(60,000)	(60,000)	120,000	60,000
Net loss							(80,769)	(80,769)
Acquisition of treasury stock
Increase due to merger	7,600	6,019		6,019	308	26,550	3,675	30,534
Net change in current fiscal year
Total changes in current fiscal year	7,600	6,019	120,000	126,019	308	26,550	(77,093)	(50,235)

Balance as of March 31, 2008	109,312	7,106	126,103	133,209	1,224	26,550	(95,891)	(68,116)

(Unit: millions of yen)

	Shareholders’ Equity		Valuation & Conversion Gains/ Losses, Etc.			Total Net Assets
	Treasury Stock	Total Shareholders’ Equity	Valuation Gains/ Losses on Other Securities	Gains/ Losses on Deferred Hedge	Total Valuation and Conversion Gains/ Losses
Balance as of March 31, 2007	(210)	90,810	5,213	(139)	5,073	95,884
Change in current fiscal year
Issuance of new stocks		120,000				120,000
Increase in capital reserves with reduction in paid in capital		—				—
Net loss		(80,769)				(80,769)
Acquisition of treasury stock	(10)	(10)				(10)
Increase due to merger		44,153	8,527	(2)	8,525	52,679
Net change in current fiscal year			(10,286)	(497)	(10,783)	(10,783)
Total changes in current fiscal year	(10)	83,373	(1,758)	(499)	(2,258)	81,115

Balance as of March 31, 2008	(221)	174,183	3,454	(639)	2,815	176,999

(Note) All stated amounts are rounded down to the nearest one million yen.

(Translation)

NOTES ON NON-CONSOLIDATED FINANCIAL STATEMENTS

Notes on Matters Related to Material Accounting Policies

1.	Valuation standards and methods for assets

(1)	Securities

Bonds held to maturity: Stated by amortized cost method (straight line basis)

Shares of subsidiaries and related companies: Stated by cost accounting method, cost being determined by the moving average method.

Other securities:

Securities with market values: Stated by market value method based on the market price as of the settlement date (appraisal differences are handled by the full capitalization method, and sales costs are calculated using the moving average method).

Securities without market values: Stated by cost accounting method, cost being determined by the moving average method.

(2)	Derivatives

Stated by market value method.

2.	Depreciation methods for fixed assets

(1)	Tangible fixed assets: Stated by straight line method

Changes in accounting treatment:

With the revisions of the Corporation Tax Law (Law for Partial Amendment of the Income Tax Law, Etc. (Law No. 6 of March 30, 2007) and Cabinet Order for Partial Amendment of the Corporation Tax Law Enforcement Order (Cabinet Order No. 83 of March 30, 2007)), the tangible fixed assets acquired on and after April 1, 2007 have been changed over to the method under the amended Corporation Tax Law. The effects of this change are minimal.

Additional information:

Tangible fixed assets acquired prior to March 31, 2007 are depreciated equally over a period of five years from the consolidated fiscal year following the fiscal year in which the amortization is completed up to the depreciable amount. The effects of this change are minimal.

(2)	Intangible fixed assets

Software: Stated by straight line method based on the usable in-house life thereof.

3.	Accounting method for deferred assets

The costs of the share exchange will be charged in full upon the expenditure thereof.

4.	Standards for converting major foreign currency assets and liabilities into Japanese yen

Foreign currency cash credits and obligations are converted into yen at the spot rate on the settlement date, and conversion variances are stated as gains or losses.

(Translation)

5.	Standards for recording major reserves

(1)	Allowance for doubtful accounts

To prepare for losses from doubtful receivables for installment sales receivable, guaranteed installment sales receivable and other receivables, an estimated uncollectible amount is stated using the doubtful receivables rate for general receivables, and by taking into consideration the ability to collect on doubtful receivables and other specific receivables.

(2)	Allowance for bonuses

In order to prepare for the payment of employee bonuses, the allowance is stated as the amount of bonuses expected to be paid in the current fiscal year.

(3)	Point system allowance

In order to prepare for the burden of expenses arising from the use of points granted to card members under a point system established for the purpose of promoting card use, the allowance states the amount of future use expected as of the end of the current fiscal year.

(4)	Allowance for losses from structural reforms

The allowance is stated as the estimated expenses and losses expected to arise in the future with the restructuring of the business.

(5)	Allowance for employee retirement benefits

In order to prepare for employee retirement benefits, the allowance is stated based on the expected amount of retirement benefit obligations as of the end of the corresponding fiscal year.

With respect to obligations for past work, the amounts apportioned on a straight line basis for a set number of years (usually six years) within the average remaining work period for employees as of the time of occurrence in the respective accounting years are treated as expenses. With respect to actuarial gains or losses, the amounts apportioned on a straight line basis for a set number of years (usually 12 years) within the average remaining work period for employees as of the time of occurrence in the respective accounting years are treated as expenses in the accounting years following the respective occurrences.

In addition, in preparation for the expenditure of retirement bonuses for executive officers, the allowance is stated as the end of term payment demands calculated under the officer retirement bonus rules.

(6)	Allowance for officer retirement bonuses

In preparation for the expenditure of officer retirement bonuses, the allowance is stated as the end of term payment demands calculated under the officer retirement bonus rules.

(7)	Allowance for interest refund losses

In order to prepare for future demands for the refund of interest, the allowance is stated as the amount required based on the actual past refund rate.

(Translation)

(8)	Allowance for the redemption of gift cards

Gift cards are stated as revenues after the passage of a certain time period from the issuance thereof, and the allowance is stated as the amount required for future redemption-related expenditures based on the actual redemption rate.

Additional Information:

Since the monetary importance of these gift cards increased due to the merger with DC Card Co., Ltd., based on the announcement of the Handling of Audits Related to Reserves under the Special Tax Measures Law and Allowances, Reserves and Allowances for Office Retirement Bonuses under the Special Tax Measures Law (Report No. 42 of the Auditing and Assurance Practice Committee of the Japanese Institute of Certified Public Accountants dated April 13, 2007), the allowance states the estimated amount of losses which may occur in the future.

This caused operating losses and ordinary losses to increase by 289 million yen, and caused net losses before taxes and net losses to increase by 2,623 million yen.

6.	Standards for stating revenues

(1)	Customer commissions: Stated on the date of arrival by the following various methods depending on business division:

Credit cards: Stated primarily by the interest method.

Shopping loans: Stated primarily by the time of payment method, with 7 or 8 payments.

Credit guarantees: Stated primarily by the interest method.

Loans: Stated by the interest method.

Revenues from liquidated receivables included in the operating revenues are recorded according to the above standard.

While the stating of revenues in the shopping loan division has primarily been conducted in 7 or 8 installments, the percentage of such revenues stated by the interest method increased due to the merger with DC Card Co., Ltd., and as such they are now primarily stated by the interest method. The change had no effect on amounts.

(2)	Member store commissions: Stated as a lump sum upon the recognition of credits and obligations.

Change in accounting treatment:

In the past, amounts were stated as lump sums upon the performance of the advance payment agreements with the member stores, but with the merger with DC Card Co., Ltd., the standards were standardized and changed to a lump sum statement of commissions upon the recognition of credits and obligations. The effect of this change was minimal.

7.	Accounting method for major lease transactions

Finance leases other than those which allow title in the leased property to transfer to the lessee are accounted for in accordance with the standards related to ordinary lease transactions.

8.	Major hedge accounting methods

(1)	Hedge accounting method: Deferred hedge accounting. Transactions satisfying the requirements for exceptional handling are handled as exceptions.

(2)	Hedge means and hedge subject matter: Interest swap options for hedges targeting loans and exchange reservation transactions for hedges targeting foreign currency-based receivables.

(3)	Hedge policies: Derivative transactions are used for the purpose of avoiding the risk of interest fluctuations related to the procurement of financing and the risk of exchange fluctuations associated with foreign currency-based assets and liabilities.

(4)	Method for evaluating effectiveness of hedge: Evaluated by analysis of the ratio between hedge means and cash flow subject to hedge.

(Translation)

9.	Accounting treatment for consumption taxes, etc.

Consumption taxes and local consumption taxes are accounted for on a tax excluded basis. The consumption taxes and the like excluded from deductions related to fixed assets are stated as expenses in the fiscal year in which they are incurred.

10.	Matters related to amortization of goodwill and negative goodwill

Goodwill and negative goodwill are amortized using the straight line method over the life of the effect thereof, up to 20 years. Monetarily insignificant amounts of goodwill are stated as a lump sum in the year they are incurred.

11.	Other material matters serving as the basis for the preparation of consolidated financial statements

The Company’s consolidated financial statements have been prepared based on the Standardization of Accounting Standards in the Credit Industry (Notice No. 60-291 issued by the Industrial Policy Bureau of the Ministry of International Trade and Industry).

12.	Changes to material accounting standards

Changes in grouping method of assets in accounting standards related to increases and decreases in fixed assets:

With the merger with DC Card Co., Ltd., the grouping of assets was changed from a grouping that included all assets related to the credit business as credit business assets to a grouping divided by management and accounting based on the respective units which continuously managed and controlled the revenues and expenditures. This change accompanied the selection of the business system in the merger and the implementation of the structural reform.

This change decreased operating losses and ordinary losses by 1,085 million yen and increased net losses before taxes and net losses by 4,174 million yen.

13.	Change in statement methods

(1)	Up until the preceding fiscal year “Accounts payable, other” were included in “Other” under current assets (with a balance of 32,217 million yen as of the end of the preceding fiscal year), but since the quantitative importance of these increased in the merger with DC Card Co., Ltd., they are stated separately in the current fiscal year.

(2)	“Short term loans to affiliate companies”, which were stated separately up through the preceding fiscal year (with a balance of 51 million yen as of the end of the preceding fiscal year) lost their quantitative importance, and as such they are included in “Other” current assets in the current fiscal year.

(Translation)

Notes on Non-Consolidated Balance Sheet

1. Total depreciation on tangible fixed assets	38,618 million yen

2. Loan receivables and loan obligations with affiliate companies (excluding those stated separately)

Short term loan receivables	53,931 million yen

Long term loan receivables	169 million yen

Short term loan obligations	341,171 million yen

Long term loan obligations	15 million yen

3.	Installment sales receivable and deferred installment revenues by business division

(Unit: millions of yen)

Business Division	Installment sales Receivable	Deferred Installment Revenues
Credit cards	642,795	2,236
Shopping loans	222,495	9,810
Loan guarantees	—	12,192
Loans	1,188,562	—

Total	2,053,853	24,240

4. Amount of estimated losses from interest refund claims appropriated from installment sales receivable included in the allowance for doubtful accounts:	43,524 million yen

5. Balance of liquidated receivables: loan receivables	47,440 million yen

Notes on Non-Consolidated Statement of Operations

1.	Contract volume with affiliate companies (excluding those stated separately)

Operating contract volume

Operating revenues	12,536 million yen

Operating expenses	19,273 million yen

Non-operation contract volume

Share transfer balance	10,855 million yen

2.	Revenues from liquidated receivables included in operation revenues:

Credit card revenues	1,995 million yen

Shopping loan revenues	68 million yen

Loan revenues	36,507 million yen

(Note)	The revenue recognition standards are addressed in the Notes on Matters Related to Material Accounting Policies.

3.	Loss on impairment

As a result of the reassessment of the profitability of the various asset groups, and with no hope of recovering the investment amount, a loss on impairment of 5,260 million yen was recorded on a portion of the assets for business received by outsourcing among the respective business assets.

In addition, for a portion of welfare benefit facilities and the like which were rendered idle assets through the suspension of the use thereof, a loss on impairment of 1,346 million yen was recorded due to a large drop in land values.

(Translation)

Of the foregoing total loss on impairment, 1,039 million yen is for buildings, 23 million yen is for structures, 7 million yen is for machinery and equipment, 399 million yen is for land, 4,795 million yen is for intangible assets, and 340 million yen is for lease assets.

The grouping units were divided by management and accounting based on the respective units which continuously managed and controlled the revenues and expenditures.

The calculation of recoverable amount was determined based on the use value of the assets for the business received by outsourcing, and calculated by discounting the future cash flow by 5.04%. In addition, idle assets were determined by their net sales price, and the calculation method of the market price deducted the expected costs of disposition from the net sales price using real estate appraisal standards and the like.

4.	Transfer on allowance for losses from structural reform

The expenses incurred with the implementation of the restructuring of business under the New Medium-Term Business Plan announced on September 20, 2007 and the expenses and losses expected to be incurred in the future in connection therewith, primarily consist of the expenses associated with the early retirement benefits system, the transfer of the installment credit sales business, the consolidation of business locations, and the reorganization of NICOS affiliates and the like.

A breakdown of the major expenses is as follows:

Premium retirement benefits	29,631 million yen

Loss on impairment	613 million yen

Structure reform related expenses	29,795 million yen

Loss on Impairment:

A loss on impairment of 613 million yen was recorded on a portion of the assets succeeded from the subsidiary NICOS affiliates which became idle assets due to a major decline in land values.

Of the foregoing total, 135 million yen was for buildings, 2 million yen was for structures, 2 million yen was for machinery and equipment, and 473 million yen was for land. The calculation of recoverable amount was determined by the net sales price, and the calculation method of the market price deducted the expected costs of disposition from the net sales price using real estate appraisal standards and the like.

5.	Merger-related expenses

These were primarily expenses that accompanied the transfers and the revision of ledgers.

6.	Contract Volume by Division

(Unit: millions of yen)

Business Division	Contract Volume	(Included Principal Volume)
Credit cards	6,218,635	(6,214,303)
Shopping loans	91,276	(87,700)
Loan guarantees	82,631	(76,099)
Loans	1,100,690	(1,100,690)
Other	30,153	—

Total	7,523,387	—

(Note)	The credit guarantee balance at the end of the consolidated fiscal year for the loan guarantee division related to revolving credit and the like was 448,758 million yen. The scope of the contract volume was reviewed upon the merger with DC Card Co., Ltd., and the drawdown volume associated with the revolving credit and the like in the credit guarantee division was excluded from contract volume in the current fiscal year.

(Translation)

Notes Concerning Non-Consolidated Statement of Changes to Net Assets

1.	Classifications and total numbers of issued and outstanding shares as of the end of the current fiscal year

Common stock	749,631 shares

Notes Related to Tax Effect Accounting

Breakdown of deferred tax assets and major causes for incurrence of deferred tax liability

Deferred tax assets:

Provision and write off for doubtful accounts	118,507 million yen
Provision for interest refund losses	14,620 million yen
Investment securities	13,217 million yen
Provision for structural reform losses	9,267 million yen
Provision for point system	3,024 million yen
Loss on impairment	2,485 million yen
Provision for retirement benefits	1,755 million yen
Provision for bonuses	1,589 million yen
Provision for losses on gift card redemptions	1,063 million yen
Losses carried forward	36,314 million yen
Other	12,823 million yen

Subtotal deferred tax assets	214,670 million yen
Less valuation allowance	(164,226 million yen	)

Total deferred tax assets	50,444 million yen

Deferred tax liability:

Gains/losses on other securities	(2,158 million yen	)

Total deferred tax liability	(2,158 million yen	)

Net deferred tax assets	48,285 million yen

Notes Related to Fixed Assets Utilized through Leasing

In addition to the fixed assets stated on the balance sheet, the Company utilizes host computers, servers, ATMs, CDs and the like under finance lease agreements in which title does not transfer.

(Translation)

Notes Concerning Transactions with Related Parties

1.	Parent companies, major corporate shareholders, etc.

							(Unit: millions of yen)

Affiliation	Name of Company, Etc.	Ownership	Details of Relations		Details of Transaction		Amount of Transaction	Item	End of Year Balance
			Shared Directors	Business Relations
Parent Company	Mitsubishi UFJ Financial Group, Inc.	Direct 28.1% Indirect 47.6%	—	—	Capital increase by third party allocation (Note 3)		120,000	—	—
					Transfer of shares sales price gain from sale		8,331 6,710	—	—
Parent Company	The Bank of Tokyo-Mitsubishi UFJ Ltd.	Direct 47.1% Indirect 0.2%	7 transferees	Alliance for use of ATMs	Fund Transaction	Loan of funds	87,481	Short term loan	200,000
								Long term loans to be repaid within a year	49,224
								Long term loans with affiliates,	222,950
								Commercial paper	88,895

						Payment of interest	6,417	Accrued expenses	209

				Loan business alliance	Various loan guarantees	Debt guarantees (net amount)	(61,233)	Accounts payable, debt guarantees	245,649

						Guarantee money received	5,708	Other current assets (accounts payable other)	450

(Notes)	1.	Interest is calculated based on the terms and conditions for general transactions. For the revenues generated by “Accounts payable, debt guarantees”, the foregoing amount of “Guarantee money received” states the amount of guarantee money received directly from banks in the guaranteeing of the loans.
	2.	The Company has executed a commitment line agreement with the Bank of Tokyo-Mitsubishi UFJ, Ltd. No unused outstanding balance existed with respect to this commitment line agreement as of the end of the current fiscal year.
	3.	The capital increase by third party allocation implemented by the Company was subscribed to by Mitsubishi UFJ Financial Group, Inc.

2.	Affiliate companies, etc.

							(Unit: millions of yen)

Affiliation	Name of Company, Etc.	Ownership	Details of Relations		Details of Transaction		Amount of Transaction	Item	End of Year Balance
			Shared Directors	Business Relations
Subsidiary of Parent Company	Mitsubishi UFJ Trust and Banking Corporation, Ltd.	Direct 0.1% (Note) 2	—	—	Fund Transaction	Loan of funds (net amount)	(30,909)	Short term loan Long term loan Commercial paper	10,000 57,650 7,986

						Payment of interest	941	Accrued expenses	113

(Notes)	1.	Interest is calculated based on the terms and conditions for general transactions.
	2.	The Bank of Tokyo-Mitsubishi UFJ, Ltd. and the Mitsubishi UFJ Trust and Banking Corporation (trust account) hold 3,241 thousand shares.
	3.	The Company has executed a commitment line agreement with the Bank of Tokyo-Mitsubishi UFJ, Ltd. An unused outstanding balance of 10,000 million yen existed with respect to this commitment line agreement as of the end of the current fiscal year.

(Translation)

Notes Related to Per Share Information

1. Net assets per share	89.30 yen

2. Net losses per share	68.28 yen

3. Though potential shares exist, net income per share adjusted for potential shares was not stated because the Company recorded a net loss per share.

Notes Concerning Material Subsequent Events

Succession of business by spin-off to subsidiary company established by the company for succession of the installment credit business to JACCS Co., Ltd., and transfer of shares of the corresponding subsidiary company:

1.	Name of company succeeding to business through spin-off and name of company taking transfer of shares, details of the spun-off business, main reasons for succession of business and transfer of shares, spin-off date, and summary of business succession and transfer of shares including the legal form thereof

(1)	Name of company succeeding to business through spin-off and name of company taking transfer of shares

(i)	Name of company succeeding to business

JNS Management Service Co., Ltd.

(ii)	Name of company taking transfer of shares

JACCS Co., Ltd.

(2)	Detains of spun-off business

Installment sales credit business

(3)	Main reasons for succession of business and transfer of shares

The Company seeks to focus its managerial resources in the credit card business, and make a bold move to a profitable structure centered on the credit card business through the succession of these operations.

(4)	Spin-off date and share transfer date

Spin-off date: April 1, 2008

Share transfer date: April 1, 2008

(5)	Summary of business succession and transfer of shares including the legal form

The assets and liabilities associated with the Company’s installment credit sales business and the rights and obligations incidental thereto, will be succeeded to by JNS Management Service Co., Ltd., a subsidiary company established by the Company in order to succeed to the installment credit sales business. Through a spin-off type absorption, all of the shares of such corresponding subsidiary company will be transferred to JACCS Co., Ltd.

(Translation)

2.	Summary of implemented accounting treatment

(1)	Accounting treatment for transfer of shares

A loss of 12,020 million yen from the transfer of subsidiary company shares will use an equal amount of the allowance for losses from structural reform stated in the current fiscal year.

3.	Estimated gains or losses associated with the succeeded business as stated in the consolidated statement of operations for the current fiscal year

Operating revenue (shopping loans, credit guarantees)	18,230 million yen

Since the Company manages operating profits and losses as a single unit in the credit business, no operating profits or losses are stated for separate businesses.

Other Notes

Related to business combinations, etc. (transactions, etc. under common control):

Merger with DC Card Co., Ltd.

1.	Name of combining businesses, content of business, legal form of combined business, name of business after combination and summary of transaction including the purpose thereof

(1)	Name of combining businesses and business content thereof

(i)	Surviving combining business

Name: UFJ NICOS Co., Ltd.

(ii)	Expiring combining business

Name: DC Card Co., Ltd.

Content of business: Credit card business

(2)	Legal form of business combination

Merger and absorption with UFJ NICOS Co., Ltd., being the surviving company and DC Card Co., Ltd., becoming the expiring company.

(3)	Name of business after combination

Mitsubishi UFJ NICOS Co., Ltd.

(4)	Summary of transaction including the purpose thereof

The Company, which was a core card company of the MUFG Group, merged with DC Card Co., Ltd., which was likewise a core company of the MUFG Group in order to realize further improvements in its corporate valuation. Through this merger, we became a credit card company that is able to offer the most advanced solutions while also providing a business base and profitability that is second to none in the industry.

(Translation)

2.	Summary of implemented accounting treatment

Accounting treatment was governed by the provisions of Accounting Standards for Business Combinations, Chapter III (Accounting Standards for Business Combinations), Article 4 (Accounting Treatment for Transactions, Etc., Under Common Control), Paragraph (1) (Transactions Under Common Control).

3.	Business combination date, amount of assets received, amount of liabilities succeeded to and a breakdown thereof

(1)	Amount of assets

Current assets (installment sales receivable, etc.)	534,151 million yen

Fixed assets (investment securities, etc.)	38,098 million yen

(2)	Amount of liabilities

Current liabilities (accounts payable, etc.)	433,094 million yen

Fixed liabilities (long term debt, etc.)	86,476 million yen

Merger with NICOS Affiliates (consolidated subsidiary companies of the company)

1.	Name of combining businesses, content of business, legal form of combined business, name of business after combination and summary of transaction including the purpose thereof

(1)	Name of combining businesses and business content thereof

(i)	Surviving combining business

Name: Mitsubishi UFJ NICOS Co., Ltd.

(ii)	Expiring combining business

Name: Akita NICOS Co., Ltd. (first a merger was conducted with Akita NICOS Co., Ltd., becoming the surviving company and Aomori NICOS Co., Ltd., Yamagata NICOS Co., Ltd., Gifu NICOS Co., Ltd., Nishi Nippon NICOS Co., Ltd., and Minami Nippon NICOS Co., Ltd., becoming the expiring companies)

Content of business: Credit card business

(2)	Legal form of business combination

Merger and absorption with Mitsubishi UFJ NICOS Co., Ltd., being the surviving company and Akita NICOS Co., Ltd., becoming the expiring company.

(3)	Name of business after combination

Mitsubishi UFJ NICOS Co., Ltd.

(4)	Summary of transaction including the purpose thereof

The various NICOS Affiliates were engaged in roughly the same business as the Company, but with expectations of unavoidable stricter business conditions due to the amendment of the Money Lending Business Law, other drastic changes in the industry, and increases in doubtful account related expenses arising from an increase in debt adjustment, a situation developed in which it would be difficult for these companies to continue operations on their own, and as such a merger was performed in order to strengthen the group’s overall business base.

2.	Summary of implemented accounting treatment

Accounting treatment was governed by the provisions of Accounting Standards for Business Combinations, Chapter III (Accounting Standards for Business Combinations), Article 4 (Accounting Treatment for Transactions, Etc., Under Common Control), Paragraph (1) (Transactions Under Common Control).

(Note)	The amounts stated in the non-consolidated financial statements are rounded down to the nearest million yen.

(Translation)

(English Translation of the Auditor’s Report Originally Issued in the Japanese Language)

INDEPENDENT AUDITOR’S REPORT

May 20, 2008

To the Board of Directors of

Mitsubishi UFJ NICOS Co., Ltd.:

Auditing Firm: Deloitte Touche Tohmatsu

Assigned Partner / Managing Partner

Takuji Akiyama, CPA

Assigned Partner / Managing Partner

Yuji Momozaki, CPA

Assigned Partner / Managing Partner

Yasuji Suzuki, CPA

We the auditors, pursuant to the provisions of Article 444, Paragraph 4 of the Company Law, have audited the consolidated financial statements, i.e., the consolidated balance sheet, the consolidated statement of operations, the consolidated statement of changes to net assets, and the notes to consolidated financial statements of Mitsubishi UFJ NICOS Co., Ltd., for the consolidated fiscal year running from April 1, 2007 through March 31, 2008. The management is responsible for the preparation of these consolidated financial statements, and we the auditors are responsible for expressing our opinions concerning these consolidated financial statements from an independent standpoint.

We the auditors have conducted the audit in accordance with audit standards generally accepted as fair and reasonable in Japan. These standards require that the auditors obtain reasonable assurance as to the question of whether or not the consolidated financial statements contain material misstatements. The audit was conducted on a test basis, and included overall examination of the representations in the consolidated financial statements, including the accounting methods adopted by the management, the application of these methods and an evaluation of the estimates produced by the management. We the auditors have judged that the results of our audit have produced a reasonable basis for the expression of our opinion.

We the auditors have found that the foregoing consolidated financial statements conform with corporate accounting standards generally accepted as fair and reasonable in Japan, and on all material points accurately present the status of assets and profits for the business group consisting of Mitsubishi UFJ NICOS Co., Ltd. and its consolidated subsidiary companies in the term associated with the consolidated financial statements.

Additional Information

1.	As set forth in the notes on material matters serving as the basis for the preparation of the consolidated financial statements, from the present consolidated fiscal year the company has changed its grouping unit for assets which the accounting standards associated with the impairment of fixed assets.

2.	As set forth in the notes concerning subsequent events, a succession of business by spin-off to a newly formed subsidiary company incorporated for the purpose of transferring the installment credit sales business to JACCS Co., Ltd., and the transfer of the shares of this subsidiary company were conducted on April 1, 2008.

No interests warranting mention under the provisions of the Certified Public Accountant Law exist between the company and the auditors or the managing partners.

End

(Translation)

(English Translation of the Auditor’s Report Originally Issued in the Japanese Language)

INDEPENDENT AUDITOR’S REPORT

May 20, 2008

To the Board of Directors of

Mitsubishi UFJ NICOS Co., Ltd.:

Auditing Firm: Deloitte Touche Tohmatsu

Assigned Partner / Managing Partner

Takuji Akiyama, CPA

Assigned Partner / Managing Partner

Yuji Momozaki, CPA

Assigned Partner / Managing Partner

Yasuji Suzuki, CPA

We the auditors, pursuant to the provisions of Article 436, Paragraph 2 (1) of the Company Law, have audited the non-consolidated financial statements, i.e., the non-consolidated balance sheet, the non-consolidated statement of operations, the non-consolidated statement of changes to net assets, and the notes to non-consolidated financial statements of Mitsubishi UFJ NICOS Co., Ltd., for its first fiscal year running from April 1, 2007 through March 31, 2008. The management is responsible for the preparation of these non-consolidated financial statements, and we the auditors are responsible for expressing our opinions concerning these non-consolidated financial statements from an independent standpoint.

We the auditors have conducted the audit in accordance with audit standards generally accepted as fair and reasonable in Japan. These standards require that the auditors obtain reasonable assurance as to the question of whether or not the non-consolidated financial statements contain material misstatements. The audit was conducted on a test basis, and included overall examination of the representations in the non-consolidated financial statements, including the accounting methods adopted by the management, the application of these methods and an evaluation of the estimates produced by the management. We the auditors have judged that the results of our audit have produced a reasonable basis for the expression of our opinion.

We the auditors have found that the foregoing non-consolidated financial statements conform with corporate accounting standards generally accepted as fair and reasonable in Japan, and on all material points accurately present the status of assets and profits for the term associated with the non-consolidated financial statements.

Additional Information

1.	As set forth in the notes on material matters serving as the basis for the preparation of the consolidated financial statements, from the present consolidated fiscal year the company has changed its grouping unit for assets which the accounting standards associated with the impairment of fixed assets.

2.	As set forth in the notes concerning subsequent events, a succession of business by spin-off to a newly formed subsidiary company incorporated for the purpose of transferring the installment credit sales business to JACCS Co., Ltd., and the transfer of the shares of this subsidiary company were conducted on April 1, 2008.

No interests warranting mention under the provisions of the Certified Public Accountant Law exist between the company and the auditors or the managing partners.

End

(Translation)

(English Translation of the Report of the Board of Statutory Auditors Originally Issued in the Japanese Language)

AUDIT REPORT

The Board of Statutory Auditors, upon deliberation and based on the audit reports prepared by the respective statutory auditors, has created and hereby presents this Audit Report related to the execution of duties by the directors in the Company’s first fiscal year from April 1, 2007 through March 31, 2008.

1.	Statutory Auditors and Method and Content of Audit by Board of Statutory Auditors

The Board of Statutory Auditors prescribes audit policies, the division of duties, and other matters, receives reports concerning the implementation status and results of audits from the respective statutory auditors, and when needed requests explanations thereof.

The respective statutory auditors, in compliance with the auditing standards for statutory auditors prescribed by the Board of Statutory Auditors, and in accordance with the audit policies, division of duties and the like, have strived to communicate with directors, the internal audit department, other employees and the like, and have otherwise made an effort to collect information and create an audit environment, have attended Board of Directors’ meetings and other important meetings, have sought explanations when needed, have reviewed important documents and the like related to decision making, and have examined the business and financial conditions at the head office and other principal offices. In addition, the respective statutory auditors have monitored and verified the content of resolutions of the Board of Directors related to the establishment of a system to ensure that the execution of duties by directors complies with laws, ordinances and the articles of incorporation and other systems as prescribed in Article 100, Paragraphs 1 and 3 of the Company Law Enforcement Regulations, and have monitored and verified the state of the systems (internal control systems) established pursuant to these resolutions. The respective statutory auditors have examined the content of the basic policy of Article 127 (1) and the various efforts of Article 127 (2) of the Company Law Enforcement Regulations set forth in the Business Report, based on the status of deliberations and the like at meetings of the Board of Directors and elsewhere. With respect to subsidiary companies, the respective statutory auditors have strived to build communications and exchange information with the directors, statutory auditors and others at the subsidiary companies, and when needed have received reports on business from the subsidiary companies. Based on the foregoing methods, the respective statutory auditors have examined the Business Report and its supporting schedules for the current fiscal year.

Furthermore, the statutory auditors have maintained independence from the accounting auditor and have monitored and verified that the audit implemented thereby was an appropriate audit, and have also received reports from the accounting auditor concerning the status of the execution of its duties and has requested explanations therefrom as needed. In addition, the statutory auditors have received notice from the accounting auditor that the “system to ensure the appropriate execution of duties” (the respective matters set forth in Article 159 of the Corporate Accounting Rules) has been established in accordance with the “Quality Control Standards Related to Auditing” (issued by the Business Accounting Council on October 28, 2005) and the like, and have requested explanations thereon as needed. Based on the foregoing methods, the statutory auditors have examined the non-consolidated financial statements (balance sheet, statement of operations, statement of change to net assets and non-consolidated notes) and their supporting statements as well as the consolidated financial statements (consolidated balance sheet, consolidated statement of operations, consolidated statement of change to net assets and consolidated notes) and their supporting statements for the current fiscal year.

(Translation)

2.	Results of Audit

(1)	Results of Audit on Business Report, Etc.

i.	The Business Report and its supporting schedules comply with laws, ordinances and the articles of incorporation, and correctly present the status of the company.

ii.	There are no material facts which constitute improper actions or violations of laws, ordinances or the articles of incorporation with respect to the execution of duties by directors.

iii.	The content of the resolutions of the Board of Directors as related to internal control systems is reasonable. In addition, there are no items requiring identification with respect to the execution of duties by directors in connection with these corresponding internal control systems.

(2)	Results of Audit of Non-Consolidated Financial Statements and Supporting Schedules

The methods and results of the audit conducted by the accounting auditor Deloitte Touche Tohmatsu are reasonable.

(3)	Results of Audit of Consolidated Financial Statements and Supporting Schedules

The methods and results of the audit conducted by the accounting auditor Deloitte Touche Tohmatsu are reasonable.

May 23, 2008

Board of Statutory Auditors of Mitsubishi UFJ NICOS Co., Ltd.

Akihiro Yuasa, Full Time Statutory Auditor (Outside Statutory Auditor)

Ryoichi Isoda, Full Time Statutory Auditor

Shoji Watanabe, Full Time Statutory Auditor (Outside Statutory Auditor)

Kimisuke Fujimoto, Statutory Auditor (Outside Statutory Auditor)

Takashi Yagi, Statutory Auditor (Outside Statutory Auditor)

End

(Translation)

Shareholders’ Meeting Reference Materials

Agenda Item 1 Approval of Share Exchange with Mitsubishi UFJ Financial Group, Inc.

1.	Purpose of the Share Exchange

On September 20, 2007, in order to deal with changes in the regulatory environment and the development and expansion of the credit card market, our company agreed with MUFG in a memorandum of understanding that MUFG would underwrite the entirety of a third-party allotment of new shares in the amount of 120 billion yen to be conducted by us, and that we would become a wholly owned subsidiary of MUFG by means of a share exchange followed by our delisting. The agreement was made with the following objectives: (1) to strengthen our financial foundation, (2) to further enhance the strategic integrity and flexibility of the MUFG Group, including our company, and to strive for effective utilization of managerial resources within the Group, (3) to clearly position our company as a core business entity of the MUFG Group on par with banks, trusts, and securities firms, and (4) to further strengthen and nurture our card business as a strategic focus of MUFG’s consumer finance business.

Based on the aforementioned memorandum, on May 28, 2008, we entered into a share exchange agreement (hereinafter the “Share Exchange Agreement”) with MUFG in which we would become a wholly owned subsidiary of MUFG and MUFG would become our sole parent company.

Through the Share Exchange, we hope to respond to customers’ needs for sophistication and diversification in a more comprehensive and efficient manner and meet the expectations of our shareholders who will become shareholders of MUFG.

(Translation)

2.	Details of the Share Exchange Agreement

Share Exchange Agreement

Mitsubishi UFJ Financial Group, Inc. (“MUFG”, 2-7-1 Marunouchi, Chiyoda-ku, Tokyo) and Mitsubishi UFJ NICOS Co., Ltd. (“MUN”, 3-33-5 Hongo, Bunkyo-ku, Tokyo) enter into this share exchange agreement (this “Agreement”) on May 28, 2008 as follows.

Article 1    Share Exchange

MUFG and MUN shall effect a share exchange for the purpose of MUFG becoming the sole parent company of MUN and MUN becoming a wholly owned subsidiary of MUFG (the “Share Exchange”).

Article 2    Shares to be Issued and Allotment thereof upon the Share Exchange

1.	Upon the Share Exchange, MUFG shall issue to the shareholders of MUN common stock (including beneficial shareholders but excluding MUFG; hereinafter the “MUN Common Shareholders”) on record in MUN’s register of shareholders (including beneficial shareholders; hereinafter the same) as of the end of the day immediately prior to the Effective Date (defined below in Article 4; hereinafter the same), the number of common shares of MUFG equal to the total number of common shares of MUN held by such shareholders, multiplied by 0.37.

2.	Upon the Share Exchange, MUFG shall issue to the shareholders of MUN Class 1 stock (hereinafter the “MUN Class 1 Shareholders”) on record in MUN’s register of shareholders as of the end of the day immediately prior to the Effective Date, the number of common shares of MUFG equal to the total number of Class 1 shares of MUN held by such shareholders, multiplied by 1.39.

3.	Upon the Share Exchange, MUFG shall allot to the MUN Common Shareholders on record in MUN’s register of shareholders as of the end of the day immediately prior to the Effective Date, 0.37 common shares of MUFG for each common share of MUN held by such shareholders.

4.	Upon the Share Exchange, MUFG shall allot to the MUN Class 1 Shareholders on record in MUN’s register of shareholders as of the end of the day immediately prior to the Effective Date, 1.39 common shares of MUFG for each Class 1 share of MUN held by such shareholders.

Article 3    Increase in the Amount of Capital, Capital Surplus, and Retained Earnings

Increases in MUFG’s capital, capital surplus, and retained earnings resulting from the Share Exchange shall be as follows:

(1)	Capital:	None

(2)	Capital Surplus:	The amount will be specified separately by MUFG, in accordance with Article 69, Paragraph 2(ro)(2) of the Corporate Calculation Regulations (Ministry of Justice Ordinance No. 13 of 2006, including all revisions as of the date of this Agreement).

(3)	Retained Earnings:	None

Article 4    Effective Date of the Share Exchange

The effective date of the Share Exchange (the “Effective Date”) shall be August 1, 2008, provided, however, that this date may be changed upon consultation between MUFG and MUN if such need arises during the procedure of the Share Exchange.

Article 5    General Meeting of Shareholders for Approval of the Share Exchange

1.	MUN shall put this Agreement and other matters related to the Share Exchange to a vote for approval at its general shareholders’ meeting (combining the MUN Common Shareholders and the MUN Class 1 Shareholders; hereinafter the same) and its classified shareholders’ meeting of MUN Class 1 Shareholders to be held on June 27, 2008, provided, however, that this date may be changed upon consultation between MUFG and MUN if such need arises during the procedure of the Share Exchange.

2.	MUFG shall, in accordance with the provisions of Article 796, Paragraph 3 of the Company Law of Japan, effect the Share Exchange without obtaining an approval of this Agreement at its general meeting of shareholders, as is generally required by Article 795, Paragraph 1 of the Company Law of Japan.

(Translation)

Article 6    Dividends from Surplus

MUFG may, subject to approval at its general shareholders meeting to be held in late June, 2008, pay dividends to the shareholders and registered pledgees on record in its register of shareholders as of the end of the day on March 31, 2008, up to a maximum aggregate amount of 80,000,000,000 yen.

Article 7    Management of Company Property

MUFG and MUN shall, from the date of the execution of this Agreement to the Effective Date, carry out the operation of their respective businesses and the management and administration of their respective properties with the due care of a good manager. If either party is to carry out any act that will materially affect its property or its rights and obligations, such party shall consult with the other party in advance.

Article 8    Alterations of the Conditions of the Share Exchange or Rescission of this Agreement

If any material change occurs with respect to the financial or operating conditions of either MUFG or MUN during the period from the date of the execution of this Agreement to the Effective Date (limited to situations in which the Board of Directors of MUFG or MUN reasonably determines that carrying out the Share Exchange in accordance with this Agreement would potentially violate such board’s duty of care), upon consultation between MUFG and MUN, the conditions of the Share Exchange may be altered or this Agreement may be cancelled.

Article 9    Validity of this Agreement

This Agreement shall be null and void in the event that MUN cannot obtain approval of this Agreement at its general shareholders’ meeting and its classified shareholders’ meeting as set out in Article 5.1 above, or in the event that MUN cannot obtain approval from the relevant authorities.

Article 10    Matters Requiring Consultation

Any matters not mentioned in this Agreement or other matters necessary for the Share Exchange shall be solved through consultation between MUFG and MUN in the spirit of this Agreement.

IN WITNESS WHEREOF, MUFG and MUN have caused this Agreement to be executed in duplicate with their respective names printed and their seals affixed hereon and each party shall retain one (1) copy.

May 28, 2008

MUFG:	Nobuo Kuroyanagi, President and CEO [seal]
Mitsubishi UFJ Financial Group, Inc.
2-7-1 Marunouchi, Chiyoda-ku, Tokyo

MUN:	Kazuhiro Omori, President, CEO, and Chairman [seal]
Mitsubishi UFJ NICOS Co., Ltd.
3-33-5 Hongo, Bunkyo-ku, Tokyo

(Translation)

3.	Summary of Matters Listed under Each Item of Article 184, Paragraph 1 of the Enforcement Regulations of the Company Law of Japan

(1)	Fairness of the Consideration Paid in the Share Exchange

	Fairness of the Total Consideration and Calculation Methods

In order to ensure the fairness and appropriateness of the Share Exchange Ratio in the Share Exchange with MUFG to be held on August 1, 2008, we selected KPMG FAS Co., Ltd. (hereinafter “KPMG”) as a third-party institution to perform the Share Exchange Ratio calculations. We received a written opinion (hereinafter the “Opinion”) from KPMG on May 26, 2008 that, based on and subject to the factors and assumptions set forth below, the Share Exchange Ratio was fair to the holders of Common Stock (other than MUFG and its affiliates) from a financial

KPMG analyzed our historical stock prices as well as those of MUFG (the measurement being based on a calculation date of May 23, 2008, and using the average closing prices for the 3-day period prior to the calculation date (May 21, 2008–May 23, 2008), the 1-month period prior to the calculation date (April 24, 2008–May 23, 2008), the 3-month period prior to the calculation date (February 25, 2008–May 23, 2008), and the 6-month period prior to the calculation date (November 26, 2007–May 23, 2008), as well as the average closing prices for the 1-month period prior to the announcement of the basic agreement on September 20, 2007 (August 20, 2007–September 19, 2007)). KPMG also used other methods of analysis such as the dividend discount model (DDM) to calculate the Share Exchange Ratio for the common stock. To calculate the Share Exchange Ratio for the Class 1 stock, KPMG analyzed the historical stock prices as described above and used the tree-based method to analyze the value of the Class 1 stock and calculate a Share Exchange Ratio. KPMG took these results into consideration and presented to the Company its opinions regarding the Share Exchange Ratio for the common stock.

The ranges of valuations that KPMG calculated using the results of each analysis are shown below.

a.	The calculated range for the Share Exchange Ratio based on the analysis of historical stock prices was 0.284–0.389 shares of our common stock for each MUFG share.

b.	The calculated range for the Share Exchange Ratio based on the DDM methods was 0.259–0.370 shares of our common stock for each MUFG share.

In preparing its Opinion and the calculations behind it, KPMG assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it by both companies, and KPMG did not undertake any responsibility to independently verify such information, nor has it undertaken any independent evaluation or appraisal of any assets or liabilities of either company, nor has it been furnished with any such evaluation or appraisal.

With respect to the financial forecast information furnished to or discussed with KPMG by us as well as MUFG, KPMG assumed that it was reasonably prepared and reflected the best currently available estimates and judgment of our management as well as MUFG’s management as to our expected future financial performance as well as that of MUFG. KPMG’s Opinion was based upon market, economic, and other conditions as they existed and could be evaluated as of, and on the information made available to KPMG as of, May 23, 2008.

Our Board of Directors entered into a Share Exchange Agreement containing the following Share Exchange Ratio at its board meeting on May 28, 2008, as a result of negotiations and discussions with MUFG making reference to analyses of the calculations described above.

(Translation)

	MUFG (Parent company)	Mitsubishi UFJ NICOS (Wholly owned subsidiary)
Stock	Common stock	Common stock	Class 1 stock
Share exchange ratio	1	0.37	1.39

(Notes)	1.	In the Share Exchange, MUFG will issue to our shareholders (including the beneficial shareholders, excluding MUFG), in exchange for their common shares or Class 1 shares, the amount of MUFG shares equal to the aggregate number of common shares or Class 1 shares held as of the day preceding the effective date (the effective date being August 1, 2008 (tentative)) by all shareholders entered or recorded in our final shareholders’ register (including the beneficial shareholders’ register) multiplied by 0.37 for common shares or 1.39 for Class 1 shares. The common stock received by our shareholders from MUFG is expected to come from treasury stock rather than an issuance of new shares. Where one of our shareholders is to receive a fraction of an MUFG common share in the Share Exchange, such shareholder will instead receive cash compensation under Article 234 of the Company Law of Japan.
	2.	For each share of our common stock, shareholders will receive 0.37 shares of MUFG common stock, and for each share of our Class 1 stock, shareholders will receive 1.39 shares of MUFG common stock. MUFG presently owns 400,000,000 shares of our common stock, but will receive no allocation of stock in the Share Exchange for the shares it owns as of the day preceding the effective date (the effective date being August 1, 2008 (tentative)).
	3.	The content above is subject to change by agreement between MUFG and the Company in the event of a material change in the basic assumptions underlying the calculations.

KPMG is not a related party of the Company, nor is it a related party of MUFG.

‚	Reason for Selecting MUFG Common Stock as Consideration

MUFG’s common stock is listed on the Tokyo Stock Exchange, the Osaka Stock Exchange, the Nagoya Stock Exchange, and the New York Stock Exchange, and in order to preserve liquidity and allow our shareholders to enjoy the future benefits from improvements in our corporate value, we decided that MUFG common stock was appropriate consideration in the Share Exchange.

ƒ	Protection of Minority Shareholders

(i)	Measures to Ensure Fairness

As a measure to ensure a fair and appropriate Share Exchange Ratio, as explained in section (1) above, we referred to calculations by a separate and independent third-party institution. We decided on the Share Exchange Ratio for the Share Exchange as a result of negotiations and discussions with MUFG making reference to analyses of the calculations of the third-party institution. We have also received a written Opinion from KPMG to the effect that the Share Exchange Ratio is fair to our minority shareholders from a financial perspective. Furthermore, as explained in subsection (ii) below, an Independent Evaluation Committee was established by our Board of Directors to review the fairness of the Share Exchange Ratio, and the Committee’s opinion was given the utmost importance in determining the Share Exchange Ratio.

(Translation)

(ii)	Measures to Avoid Conflicts of Interest

Because the Share Exchange will be carried out by the Company and MUFG, which owns 75.77% of our voting rights, we determined that special procedures were necessary to protect our minority shareholders and ensure fairness in the Share Exchange.

Specifically, an Independent Evaluation Committee consisting of one outside director (Noboru Matsuda, attorney-at-law) and two outside experts (Shinichi Kasahara, attorney-at-law, and Eiji Asada, CPA) was formed at our board meeting on November 8, 2007, and the Committee reviewed (1) whether the Share Exchange improves our corporate value, (2) whether the consideration (the Share Exchange Ratio) was fair, and (3) whether shareholder interests were taken into consideration through fair procedures.

The Independent Evaluation Committee met 10 times during the period between February 25, 2008 and May 27, 2008 and carefully discussed the above review items with our outside advisors (legal advisor: Nishimura & Asahi, accounting and tax advisor: KPMG AZSA & Co., third-party appraiser: KPMG) in attendance. The Independent Evaluation Committee received explanations from representatives of the Company and the outside experts regarding the influence of the Share Exchange on our corporate value, the methods and procedures for calculating the Share Exchange Ratio, the content of the Share Exchange Agreement, the state of negotiation of the Share Exchange Agreement, including the Share Exchange Ratio, and other matters relating to the Share Exchange. The Committee also reviewed the calculations and analysis that we received from KPMG, the advice we received from the outside advisors, and other data we received, and confirmed the content of KPMG’s Opinion on the Share Exchange Ratio. As a result of its discussions, the Committee presented the following opinions in writing at the our board meeting on May 27, 2008: (1) it is reasonable to determine that the Share Exchange would improve our corporate value, (2) it is reasonable to determine that the Share Exchange Ratio is fair, and (3) it is reasonable to determine that shareholder interests were considered in the Share Exchange through fair procedures.

In the board meeting on May 28, 2008 after careful deliberation regarding the fairness of the terms and procedures of the Share Exchange in which the board reviewed the opinion of the Independent Evaluation Committee, our Board of Directors unanimously approved the decision to enter into the Share Exchange Agreement.

Tadachiyo Osada, one of our directors and a corporate officer at MUFG and The Bank of Tokyo-Mitsubishi UFJ, had potential conflicts of interest regarding the Share Exchange because of his positions on the MUFG side. Accordingly, Mr. Osada excused himself from all discussions regarding the Share Exchange for which his presence was not necessary, and did not participate in the vote or the decision.

„	Fairness of Matters Regarding MUFG’s Capital and Capital Surplus

Increases in MUFG’s capital, capital surplus, and retained earnings resulting from the Share Exchange shall be as follows:

(i)	Capital:	None.

(ii)	Capital Surplus:	The amount will be specified separately by MUFG, in accordance with Article 69, Paragraph 2(ro)(2) of the Corporate Calculation Regulations (Ministry of Justice Ordinance No. 13 of 2006, including all revisions as of the date of this Agreement).

(iii)	Retained Earnings:	None.

The capital, capital surplus, and retained earnings listed above are considered fair under the relevant law and under MUFG’s capital policy.

(Translation)

(2)	Items for Reference Regarding the Consideration Paid on the Share Exchange

	Articles of Incorporation of Mitsubishi UFJ Financial Group, Inc.

ARTICLES OF INCORPORATION

OF MITSUBISHI UFJ FINANCIAL GROUP, INC.

CHAPTER I. GENERAL PROVISIONS

Article 1     Trade Name

The Company shall be called “Kabushiki Kaisha Mitsubishi UFJ Financial Group” and shall be called in English “Mitsubishi UFJ Financial Group, Inc.” (hereinafter referred to as the “Company”).

Article 2     Purpose

The purpose of the Company shall be to engage in the following businesses as a bank holding company:

1.	Administration of management of banks, trust banks, specialized securities companies, insurance companies or other companies which the Company may own as its subsidiaries under the Banking Law; and

2.	Any other businesses incidental to the foregoing businesses mentioned in the preceding item.

Article 3     Location of Head Office

The Company shall have its head office in Chiyoda-ku, Tokyo.

Article 4     Organization

The Company shall establish the following organizations in addition to general meeting of shareholders and directors:

1.	Board of Directors;

2.	Corporate Auditors;

3.	Board of Corporate Auditors; and

4.	Accounting Auditor.

Article 5     Method of Public Notice

Public notices of the Company shall be given in the manner of the publication in the Nihon Keizai Shimbun.

(Translation)

CHAPTER II. SHARES

Article 6     Total Number of Shares Authorized to be Issued

The aggregate number of shares authorized to be issued by the Company shall be thirty-four billion seventy six million nine hundred one thousand (34,076,901,000) shares, and the aggregate number of each class shares authorized to be issued shall be as set forth below; provided, however, that the aggregate number of shares authorized to be issued with respect to the First to the Fourth Series of Class 5 Preferred Shares shall not exceed four hundred million (400,000,000) in total, the aggregate number of shares authorized to be issued with respect to the First to the Fourth Series of Class 6 Preferred Shares shall not exceed two hundred million (200,000,000) in total, and the aggregate number of shares authorized to be issued with respect to the First to the Fourth Series of Class 7 Preferred Shares shall not exceed two hundred million (200,000,000) in total.

Ordinary Shares:	thirty-three billion (33,000,000,000) shares

Class 3 Preferred Shares:	one hundred twenty million (120,000,000) shares

The First Series of Class 5 Preferred Shares:	four hundred million (400,000,000) shares

The Second Series of Class 5 Preferred Shares:	four hundred million (400,000,000) shares

The Third Series of Class 5 Preferred Shares:	four hundred million (400,000,000) shares

The Fourth Series of Class 5 Preferred Shares:	four hundred million (400,000,000) shares

The First Series of Class 6 Preferred Shares:	two hundred million (200,000,000) shares

The Second Series of Class 6 Preferred Shares:	two hundred million (200,000,000) shares

The Third Series of Class 6 Preferred Shares:	two hundred million (200,000,000) shares

The Fourth Series of Class 6 Preferred Shares:	two hundred million (200,000,000) shares

The First Series of Class 7 Preferred Shares:	two hundred million (200,000,000) shares

The Second Series of Class 7 Preferred Shares:	two hundred million (200,000,000) shares

The Third Series of Class 7 Preferred Shares:	two hundred million (200,000,000) shares

The Fourth Series of Class 7 Preferred Shares:	two hundred million (200,000,000) shares

Class 8 Preferred Shares:	twenty-seven million (27,000,000) shares

Class 11 Preferred Shares:	one thousand (1,000) shares

Class 12 Preferred Shares:	one hundred twenty-nine million nine hundred thousand (129,900,000) shares

Article 7     Share Certificates

The Company shall issue share certificates representing its issued shares.

Article 8     Number of Shares Constituting One (1) Unit of Shares and Non-issuance of Share Certificates for Fractional Unit Shares

1.	The number of shares constituting one (1) unit of shares of the Company shall be one hundred (100) with respect to Ordinary Shares and each class of Preferred Shares, respectively.

2.	Notwithstanding the preceding Article, the Company shall not issue share certificates for fractional unit shares, unless otherwise specified in the Share Handling Regulations.

(Translation)

Article 9     Rights Pertaining to Fractional Unit Shares

A Shareholder of the Company (including a beneficial shareholder; hereinafter the same being applicable) may not exercise any rights with respect to fractional unit shares held by such shareholder, except for the following:

1.	The rights provided for in each item of Article 189, Paragraph 2 of the Company Law;

2.	The right to make a request pursuant to Article 166, Paragraph 1 of the Company Law;

3.	The right to receive an allotment of offered shares and offered stock acquisition rights in proportion to the number of shares held by such shareholder; and

4.	The right to make a request provided for in the following Article.

Article 10     Transfer Agent

A shareholder of the Company may request the Company to sell to the shareholder such number of shares which will, when combined with the fractional unit shares already held by such shareholder, constitute one (1) full unit of shares pursuant to the Share Handling Regulations.

Article 11     Record Date

1.	The Company shall deem the shareholders (including beneficial shareholders; the same shall apply hereinafter) whose names have been entered or recorded in the latest register of shareholders (including the register of beneficial shareholders; the same shall apply hereinafter) as of March 31 of each year to be the shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders for the relevant business year.

2.	In addition to the above, whenever necessary, the Company may, upon giving prior public notice, fix a date as a record date and may deem the shareholders or registered share pledgees whose names have been entered or recorded in the latest register of shareholders as of such date as the shareholders or the registered share pledgees entitled to exercise their rights.

Article 12     Transfer Agent

1.	The Company shall have a share transfer agent.

2.	The share transfer agent and the handling office thereof shall be designated by resolution of the Board of Directors, and public notice thereof shall be given.

3.	The establishment and retention of the register of shareholders, the register of stock acquisition rights and the register of lost share certificates of the Company and any other businesses with respect to the register of shareholders, the register of stock acquisition rights and the register of lost share certificates of the Company shall be handled by the share transfer agent, not by the Company.

Article 13     Share Handling Regulations

The denomination of share certificates to be issued by the Company, the registration of transfers of shares, the registration of pledges on shares, the entries or records in the register of beneficial shareholders and in the register of lost share certificates as well as in the register of stock acquisition rights, and any other handling with respect to shares and stock acquisition rights as well as the fees therefor shall be governed by the Share Handling Regulations established by the Board of Directors.

(Translation)

CHAPTER III. PREFERRED SHARES

Article 14     Preferred Dividends

1.	The Company shall distribute cash dividends from surplus on Preferred Shares (hereinafter referred to as the “Preferred Dividends”) in such respective amount as prescribed below to the holders of Preferred Shares (hereinafter referred to as the “Preferred Shareholders”) or registered share pledgees who hold pledges over Preferred Shares (hereinafter referred to as the “Registered Preferred Share Pledgees”), whose names have been entered or recorded in the latest register of shareholders as of March 31 of each year, with priority over the holders of Ordinary Shares (hereinafter referred to as the “Ordinary Shareholders”) or registered share pledgees who hold pledges over Ordinary Shares (hereinafter referred to as the “Registered Ordinary Share Pledgees”) ; provided, however, that in the event that the Preferred Interim Dividends provided for in Article 15 hereof have been paid in the relevant business year, the amount so paid shall be deducted accordingly from the amount of the Preferred Dividends set forth below for each relevant class of Preferred Shares.

Class 3 Preferred Shares:	Sixty (60) yen per share per year

The First to the Fourth Series of Class 5 Preferred Shares:	Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 5 Preferred Shares, up to two hundred fifty (250) yen per share per year

The First to the Fourth Series of Class 6 Preferred Shares:	Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 6 Preferred Shares, up to one hundred twenty-five (125) yen per share per year

The First to the Fourth Series of Class 7 Preferred Shares:	Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 7 Preferred Shares, up to one hundred twenty-five (125) yen per share per year

Class 8 Preferred Shares:	Fifteen and ninety hundredths (15.90) yen per share per year

Class 11 Preferred Shares:	Five and thirty hundredths (5.30) yen per share per year

Class 12 Preferred Shares:	Eleven and fifty hundredths (11.50) yen per share per year

2.	If the aggregate amount paid to a Preferred Shareholder or Registered Preferred Share Pledgee as cash dividends from surplus in any particular business year is less than the prescribed amount of the relevant Preferred Dividends, the unpaid amount shall not be carried over to nor cumulated in subsequent business years.

3.	The Company shall not distribute any dividends from surplus to any Preferred Shareholder or Registered Preferred Share Pledgee in excess of the prescribed amount of the relevant Preferred Dividends except for the distribution from surplus in the process of the corporate split (kyushu-bunkatsu) pursuant to Article 758, Item 8 (b) or Article 760, Item 7 (b) of the Corporation Act , or the distribution from surplus in the process of the corporate split (shinsetsu-bunkatsu) pursuant to Article 763, Item 12 (b) or Article 765 Paragraph 1, Item 8 (b) of the said act.

(Translation)

Article 15     Preferred Interim Dividends

In the event of payment of Interim Dividends provided for in Article 51 of these Articles (hereinafter referred to as the “Preferred Interim Dividends”), the Company shall make a cash distribution from surplus in such respective amount as prescribed below for each class of Preferred Shares to the Preferred Shareholders or Registered Preferred Share Pledgees with priority over the Ordinary Shareholders or Registered Ordinary Share Pledgees.

Class 3 Preferred Shares:	Thirty (30) yen per share

The First to the Fourth Series of Class 5 Preferred Shares:	Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 5 Preferred Shares, up to one hundred twenty-five (125) yen per share

The First to the Fourth Series of Class 6 Preferred Shares:	Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 6 Preferred Shares, up to sixty-two and fifty hundredths (62.50) yen per share

The First to the Fourth Series of Class 7 Preferred Shares:	Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 7 Preferred Shares, up to sixty-two and fifty hundredths (62.50) yen per share

Class 8 Preferred Shares:	Seven and ninety-five hundredths (7.95) yen per share

Class 11 Preferred Shares:	Two and sixty-five hundredths (2.65) yen per share

Class 12 Preferred Shares:	Five and seventy-five hundredths (5.75) yen per share

Article 16     Distribution of Residual Assets

1.	If the Company distributes its residual assets in cash upon liquidation, the Company shall pay cash to the Preferred Shareholders or Registered Preferred Share Pledgees with priority over the Ordinary Shareholders or Registered Ordinary Share Pledgees in such respective amount as prescribed below:

Class 3 Preferred Shares:	Two thousand five hundred (2,500) yen per share

The First to the Fourth Series of Class 5 Preferred Shares:	Two thousand five hundred (2,500) yen per share

The First to the Fourth Series of Class 6 Preferred Shares:	Two thousand five hundred (2,500) yen per share

The First to the Fourth Series of Class 7 Preferred Shares:	Two thousand five hundred (2,500) yen per share

Class 8 Preferred Shares:	Three thousand (3,000) yen per share

Class 11 Preferred Shares:	One thousand (1,000) yen per share

Class 12 Preferred Shares:	One thousand (1,000) yen per share

2.	The Company shall not make a distribution of residual assets other than as provided for in the preceding paragraph to the Preferred Shareholders or Registered Preferred Share Pledgees.

(Translation)

Article 17    Voting Rights

Unless otherwise provided for by laws or regulations, the Preferred Shareholders shall not have voting rights at any general meeting of shareholders; provided, however, that the Preferred Shareholders shall have voting rights from (i) the commencement of an ordinary general meeting of shareholders in the event that no proposal for declaration of the Preferred Dividends be paid to the Preferred Shareholders is submitted to such ordinary general meeting of shareholders or (ii) the close of an ordinary general meeting of shareholders in the event that such proposal is rejected at such ordinary general meeting of shareholders, until, in either case, a proposal for declaration of the Preferred Dividends be paid to the Preferred Shareholders is approved at an ordinary general meeting of shareholders.

Article 18    Consolidation or Split of Preferred Shares and Rights to Be Allotted Shares, etc.

1.	Unless otherwise provided for by laws or regulations, the Company shall not consolidate or split any Preferred Shares.

2.	The Company shall not grant the Preferred Shareholders any rights to be allotted shares or stock acquisition rights.

3.	The Company shall not grant the Preferred Shareholders any rights for the free allotment of shares or stock acquisition rights.

Article 19    Provisions for Acquisition

1.	In respect of the First to the Fourth Series of Class 5 Preferred Shares and/or the First to the Fourth Series of Class 6 Preferred Shares, the Company may, after issuance of the respective Preferred Shares and after the lapse of the period designated by resolution of the Board of Directors adopted at the time of the issuance of respective Preferred Shares, acquire such Preferred Shares, in whole or in part, in exchange for the amount of cash as deemed appropriate as the acquisition price giving due consideration to the prevailing market conditions, as determined by such resolution of the Board of Directors, on a certain date as separately determined by the Company by a resolution of the Board of Directors after the issue of the relevant Preferred Shares.

2.	In respect of Class 3 Preferred Shares, the Company may, after issuance of Class 3 Preferred Shares and after February 18, 2010, acquire such Class 3 Preferred Shares, in whole or in part, in exchange for the amount of two thousand five hundred (2,500) yen per one (1) Class 3 Preferred Share, on a certain date as separately determined by the Company by a resolution of the Board of Directors after the issue of such Class 3 Preferred Shares.

3.	Partial acquisition shall be effected pro rata or in lot.

Article 20    Right to Request Acquisition

1.	Any holder of the First to the Fourth Series of Class 6 or the First to the Fourth Series of Class 7 Preferred Shares may request acquisition of such Preferred Shares during the period in which such Preferred Shareholder is entitled to request acquisition as determined by resolution of the Board of Directors adopted at the time of issuance of such Preferred Shares, in exchange for Ordinary Shares of the Company in the number as is calculated by the formula designated by such resolution.

2.	Any holder of Class 8 Preferred Shares, Class 11 Preferred Shares and Class 12 Preferred Shares may request acquisition of the relevant Preferred Shares during the period in which such Preferred Shareholder is entitled to request acquisition as provided for in Attachments 1 through 3, in exchange for Ordinary Shares of the Company in the number as is calculated by the formula provided for in such Attachments 1 through 3.

(Translation)

Article 21    Mandatory Acquisition

1.	The Company shall mandatorily acquire any of the First to the Fourth Series of Class 6 Preferred Shares or the First to the Fourth Series of Class 7 Preferred Shares for which no request for acquisition is made during the period in which the holders of such Preferred Shares is entitled to request acquisition on the day immediately following the last day of such period in exchange for Ordinary Shares in the number as is obtained by dividing an amount equivalent to the subscription price per each relevant Preferred Share by the average daily closing price (including closing bids or offered prices) of Ordinary Shares of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding a trading day or days on which no closing price or closing bid or offered price is reported) commencing on the forty-fifth (45th) trading day prior to such date; provided, however, that such calculation shall be made to the second decimal place denominated in yen, and rounded up to one decimal place when the fraction beyond it is equal to or more than 0.05 yen, discarding amounts less than 0.05 yen. If the relevant average price is less than the amount determined by resolution of the Board of Directors adopted at the time of issuance of respective Preferred Shares, the relevant Preferred Shares shall be acquired in exchange for Ordinary Shares in the number as is obtained by dividing an amount equivalent to the subscription price per each relevant Preferred Shares by an amount so determined by such resolution of the Board of Directors.

2.	The Company shall mandatorily acquire any of Class 8 Preferred Shares, Class 11 Preferred Shares and Class 12 Preferred Shares for which no request for acquisition is made during the period in which such Preferred Shareholder is entitled to request for acquisition on the day immediately following the last day of such period in exchange for Ordinary Shares in the number as is obtained by dividing an amount equivalent to the subscription price per each relevant Preferred Share by the average daily closing price (including closing bids or offered prices) of Ordinary Shares of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding a trading day or days on which no closing price or closing bid or offered price is reported) commencing on the forty-fifth (45th) trading day prior to such date; provided, however, that such calculation shall be made to the second decimal place denominated in Yen, and rounded up to the first decimal place when the fraction is equal to or more than 0.05 yen, discarding amounts less than 0.05 yen. If the relevant average price is less than such respective amount as set forth below, the relevant Preferred Shares shall be acquired in exchange for Ordinary Shares in the number as is obtained by dividing the amount equivalent to the subscription price per each relevant Preferred Share by such respective amount as set forth below.

Class 8 Preferred Shares:	One thousand two hundred nine and seventy hundredths (1,209.70) yen per share

Class 11 Preferred Shares:	Eight hundred two and sixty hundredths (802.60) yen per share

Class 12 Preferred Shares:	Seven hundred ninety-five and twenty hundredths (795.20) yen per share

3.	In respect of Class 8 Preferred Shares, Class 11 Preferred Shares and Class 12 Preferred Shares, the amount equivalent to the subscription price referred to in the preceding paragraph shall be such respective amount as prescribed below.

Class 8 Preferred Shares:	Three thousand (3,000) yen per share

Class 11 Preferred Shares:	One thousand (1,000) yen per share

Class 12 Preferred Shares:	One thousand (1,000) yen per share

4.	In the calculation of the number of Ordinary Shares provided for in Paragraph 1 and Paragraph 2 of this article, if any number less than one (1) share is yielded, such fractions shall be handled by the method provided for in Article 234 of the Corporation Act.

(Translation)

Article 22    Order of Priority

All classes of Preferred Shares shall rank pari passu with each other in respect of the payment of Preferred Dividends and Preferred Interim Dividends and the distribution of residual assets.

Article 23    Prescription Period

The provisions set forth in Article 52 of these Articles shall apply mutatis mutandis to the payment of Preferred Dividends and Preferred Interim Dividends.

CHAPTER IV. GENERAL MEETING OF SHAREHOLDERS

Article 24    Convocation

1.	An ordinary general meeting of shareholders shall be convened within three (3) months from the last day of each business year.

2.	An extraordinary general meeting of shareholders shall be convened whenever necessary.

Article 25    Chairman

1.	The President and Director of the Company shall act as chairman of general meetings of shareholders.

2.	If the President and Director is unable to act as such, one of the other Directors shall act as chairman in accordance with the order of priority previously determined by the Board of Directors.

Article 26    Disclosure via Internet and Demand Delivery of Reference Documents, etc. for General Meeting of Shareholders

Upon convening a general meeting of shareholders, the Company may deem that the information required to be described or indicated in the reference documents for the general meeting of shareholders, business reports, financial statements and consolidated financial statements shall have been provided to the shareholders when such information is disclosed, pursuant to the Ministry of Justice Ordinances, through a method that uses the Internet.

Article 27    Method of Resolution

1.	Unless otherwise provided for by law or regulation or these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by an affirmative vote of a majority of the voting rights of the shareholders in attendance who are entitled to vote.

2.

Resolutions of a general meeting of shareholders provided for in Article 309, Paragraph 2 of the Corporation Act and resolutions of a general meeting of shareholders for which the method of resolution provided for in the said Paragraph shall be applied mutatis mutandis pursuant to the Corporation Act and other laws and regulations shall be adopted by an affirmative vote of two-thirds ( 2/3) or more of the voting rights of the shareholders in attendance who hold in the aggregate not less than one-third ( 1/3) of the total number of voting rights of all shareholders who are entitled to vote.

(Translation)

Article 28    Voting by Proxy

1.	Shareholders may exercise their voting rights at a general meeting of shareholders by appointing one (1) proxy who is one (1) shareholder of the Company entitled to exercise its own voting rights at such meeting.

2.	In the case of the preceding paragraph, the shareholder or the proxy thereof shall submit to the Company a document evidencing authority of the proxy to act as such at each general meeting of shareholders.

Article 29    Minutes

The proceedings of general meetings of shareholders shall be stated or recorded in the minutes pursuant to laws and regulations.

Article 30    General Meetings of Holders of Classes of Shares

1.	The provisions of Articles 25, 26, 28 and 29 of these Articles shall apply mutatis mutandis to general meetings of class shareholders.

2.	The provisions of Article 27, Paragraph 1 of these Articles shall apply mutatis mutandis to the resolutions of general meetings of class shareholders made pursuant to Article 324, Paragraph 1 of the Corporation Act.

3.	The provisions of Article 27, Paragraph 2 of these Articles shall apply mutatis mutandis to the resolutions of general meetings of class shareholders made pursuant to Article 324, Paragraph 2 of the Corporation Act.

CHAPTER V. DIRECTORS AND BOARD OF DIRECTORS

Article 31    Number of Directors and Method of Election

1.	The Company shall have not more than twenty (20) Directors, who shall be elected at a general meeting of shareholders.

2.

A resolution for the election of Directors shall be adopted at a general meeting of shareholders by an affirmative vote of a majority of the voting rights of the shareholders in attendance who hold voting rights representing in the aggregate one-third ( 1/3) or more of the total number of voting rights of all shareholders who are entitled to vote.

3.	Resolutions for the election of Directors shall not be made by cumulative voting.

Article 32    Term of Office

The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders held in respect of the last business year ending one (1) year after their election.

Article 33    Representative Director and Directors with Executive Power

1.	The Board of Directors shall, by resolution, elect Representative Director(s) from among the Directors.

2.	Representative Directors shall severally represent the Company.

3.	The Board of Directors shall, by resolution, appoint the President and Director.

4.	The Board of Directors may, by resolution, appoint the Chairman and Director, several Deputy Chairman and Directors, Deputy Presidents, Senior Managing Directors and Managing Directors.

(Translation)

Article 34    Board of Directors

1.	The Board of Directors shall determine the management of the affairs of the Company and supervise the performance of duties of Directors.

2.	Unless otherwise provided for by laws and regulations, the Chairman and Director shall convene meetings of the Board of Directors and act as chairman. If the Chairman and Director is unable to act as such, or if the Board of Directors does not appoint the Chairman and Director by its resolution, one of the other Directors shall act as Chairman and Director in accordance with the order of priority previously determined by the Board of Directors.

3.	Notice to convene a meeting of the Board of Directors shall be given to each Director and Corporate Auditor at least three (3) days prior to the date of such meeting; provided, however, that the foregoing shall not apply in cases of emergency.

4.	Unless otherwise provided for by law or regulation, resolutions of a meeting of the Board of Directors shall be adopted by an affirmative vote of a majority of the Directors present who constitute in number a majority of all the Directors of the Company.

5.	With respect to the matters to be resolved by the Board of Directors, the Company shall deem that such matters were approved by a resolution of the Board of Directors when all the Directors express their agreement in writing or by an electromagnetic device; provided, however, that this provision shall not apply when any Corporate Auditor expresses his/her objection to such matters.

6.	The proceedings of meetings of the Board of Directors shall, pursuant to laws and regulations, be stated or recorded in the minutes, to which the Directors and Corporate Auditors present shall put their names and affix their seals or electronic signatures.

Article 35    Remuneration, etc. for Directors

Remuneration, etc. for Directors shall be determined by resolution of general meeting of shareholders.

Article 36    Exemption from Liability of Directors

In accordance with the provisions of Article 426, Paragraph 1 of the Corporation Act, the Company may, by a resolution of the Board of Directors, exempt Directors (including former Directors) from their liabilities provided for in Article 423, Paragraph 1 of the Corporation Act within the limits stipulated by laws and regulations provided that such Director is bona fide and without gross negligence.

Article 37    Limited Liability Agreement with Outside Director

Pursuant to the provisions of Article 427, Paragraph 1 of the Corporation Act, the Company may execute agreements with Outside Directors, which limit the liability of such Outside Directors arising from any act provided for in Article 423, Paragraph 1 of the Corporation Act; provided, however, that the limit of the liability under such agreements shall be the greater of an amount determined in advance which shall not be less than ten million (10,000,000) yen or the minimum liability amount prescribed by laws or regulations.

CHAPTER VI. CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS

Article 38    Number of Corporate Auditors and Method of Election

1.	The Company shall have not more than seven (7) Corporate Auditors, who shall be elected at a general meeting of shareholders.

2.

A resolution for the election of Corporate Auditors shall be adopted at a general meeting of shareholders by an affirmative vote of a majority of the voting rights of the shareholders in attendance, who hold voting rights representing in the aggregate one-third ( 1/3) or more of the total number of voting rights of all shareholders who are entitled to vote.

(Translation)

Article 39    Term of Office

The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held in respect of the last business year ending four (4) years after their election.

Article 40    Full-time Corporate Auditors

The Board of Corporate Auditors shall appoint several full-time Corporate Auditors from among the Corporate Auditors.

Article 41    Board of Corporate Auditors

1.	The Board of Corporate Auditors shall have the authority provided for by law and regulation and also shall determine matters concerning the performance of duties by Corporate Auditors; provided, however, that the Board of Corporate Auditors shall not prevent the Corporate Auditors from exercising their power and authority.

2.	Notice to convene a meeting of the Board of Corporate Auditors shall be given to each Corporate Auditor at least three (3) days prior to the date of such meeting; provided, however, that the foregoing shall not apply in cases of emergency.

3.	Unless otherwise provided for by law or regulation, resolutions of a meeting of the Board of Corporate Auditors shall be adopted by an affirmative vote of a majority of the Corporate Auditors.

4.	The proceedings of meetings of the Board of Corporate Auditors shall be stated or recorded in the minutes pursuant to laws and regulations, to which the Corporate Auditors present shall put their names and affix their seals or electronic signatures.

Article 42    Remuneration, etc. for Corporate Auditors

Remuneration, etc. for Corporate Auditors shall be determined by resolution of general meeting of shareholders.

Article 43    Exemption from Liability of Corporate Auditors

In accordance with the provisions of Article 426, Paragraph 1 of the Corporation Act, the Company may, by a resolution of the Board of Auditors, exempt Corporate Auditors (including former Corporate Auditors) from their liabilities provided for in Article 423, Paragraph 1 of the Corporation Act within the limits stipulated by laws and regulations provided that such Corporate Auditor is bona fide and without gross negligence.

Article 44    Limited Liability Agreement with Outside Corporate Auditor

Pursuant to the provisions of Article 427, Paragraph 1 of the Corporation Act, the Company may execute agreements with Outside Corporate Auditors, limiting the liability of such Outside Corporate Auditors arising from any act provided for in Article 423, Paragraph 1 of the Corporation Act; provided, however, that the limit of the liability under such agreements shall be the greater of an amount determined in advance which shall not be less than ten million (10,000,000) yen or the minimum liability amount prescribed by laws or regulations.

(Translation)

CHAPTER VII. ACCOUNTING AUDITOR

Article 45    Method of Election

The Accounting Auditor shall be elected at a general meeting of shareholders.

Article 46    Term of Office

1.	The term of office of the Accounting Auditor shall expire at the close of the ordinary general meeting of shareholders held in respect of the last business year ending one (1) year after his/her assumption of office.

2.	The Accounting Auditor shall be deemed to be reappointed at a general meeting of shareholders provided that there is no resolution to the contrary.

Article 47    Remuneration, etc. for Accounting Auditor

Remuneration, etc. for the Accounting Auditor shall be determined by the Representative Director with the consent of the Board of Corporate Auditors.

CHAPTER VIII. ACCOUNTS

Article 48    Business Year

The business year of the Company shall commence on April 1 of each year and end on March 31 of the following year.

Article 49    Acquisition of Own Shares

Unless otherwise provided for by laws or regulations, the company may determine by a resolution of the Board of Directors to acquire its own shares by obtaining consent of the shareholders as provided for in Article 459, Paragraph 1, Item 1 of the Corporation Law.

Article 50    Year-End Dividends

The Company shall distribute cash dividends from surplus (referred to as the “Year-End Dividends” in these Articles of Incorporation) to the shareholders or registered share pledgees whose names have been entered or recorded in the latest register of shareholders as of March 31 of each year.

Article 51    Interim Dividends

By resolution of the Board of Directors, the Company may distribute cash dividends from surplus pursuant to Article 454, Paragraph 5 of the Corporation Act (referred to as the “Interim Dividends” in these Articles of Incorporation) to the shareholders or registered share pledgees whose names have been entered or recorded in the latest register of shareholders as of September 30 of each year.

Article 52    Prescription Period for Payment of Dividends

In the event that the dividends from surplus are to be paid in cash, the Company shall be released from the obligation to distribute dividends from surplus if such distribution has not been accepted after the lapse of five (5) full years from the date of commencement of payment thereof. Year-End Dividends and Interim Dividends of the Company shall bear no interest.

(Translation)

SUPPLEMENT

Article 1

Amendments to Article 6, Article 8 through Article 16, Article 19, Article 21, Article 50 and Article 51 hereof (except for the deletions in the Articles of Incorporation pertaining to Class 9 Preferred Shares and Class 10 Preferred Shares) shall have effect from the date September 30, 2007, on which stock splits of the Ordinary Shares and the Preferred Shares of the Company, pursuant to the resolution of the Meeting of the Board of Directors of the Company held on May 23, 2007, will enter into force.

Article 2

Article 18, Paragraph 1 hereof shall not applied to stock splits of the Preferred Shares of the Company which will enter into force on September 30, 2007, pursuant to the resolution of the Meeting of the Board of Directors of the Company held on May 23, 2007.

-End-

Date of Establishment

April 2, 2001

Date of Amendment

June 27, 2002

June 27, 2003

June 29, 2004

June 29, 2005

October 1, 2005	(However, the Amendments to Articles of 5, 11, 12 (except for the amendment to Article 12 changing the reference to Article 37 into that to Article 38), 13,17, 18 and 39 shall be effective from October 3, 2005.)

June 29, 2006

June 28, 2007	(However, the Amendments to Article 6, Article 8 through Article 16, Article 19, Article 21, Article 50 and Article 51 (except for the deletions in the Articles of Incorporation pertaining to Class 9 Preferred Shares and Class 10 Preferred Shares) shall be effective from September 30, 2007.)

(Translation)

(Attachment 1)

Request for Acquisition of Class 8 Preferred Shares

Any Class 8 Preferred Shareholder may request acquisition of Class 8 Preferred Shares during the period in which such Preferred Shareholder is entitled to request acquisition as provided for in Paragraph 1 of this Attachment, in exchange for Ordinary Shares of the Company in the number as is calculated by the formula provided for in Paragraph 2 and 3 of this Attachment.

1.	Period during which Preferred Shareholders are Entitled to Request Acquisition

On and after the issuance date of the Class 8 Preferred Shares to and including July 31, 2008

2.	Number of Ordinary Shares to be Delivered in Exchange for Acquisition

The number of the Ordinary Shares to be delivered in exchange for acquisition of Class 8 Preferred Shares shall be as follows:

Number of the Ordinary Shares to be delivered in exchange for acquisition	=	Number of the Class 8 Preferred Shares requested for acquisition by their holders	X 3,000 yen
Acquisition price

In the calculation of the number of the Ordinary Shares to be delivered in exchange for the acquisition, such number shall be calculated by rounding up to the nearest tenth whole number. In the calculation of the number of Ordinary Shares provided for above, if any shares less than one (1) unit are yielded, a request for purchase of such fractional unit shares shall be deemed to be exercised and an amount of cash equivalent to the value of such fractional unit shares shall be paid.

3.	Acquisition Price and Other Conditions

a.	Initial Acquisition Price

The initial acquisition price shall be one million six hundred ninety-three thousand five hundred (1,693,500) yen.

b.	Reset of Acquisition Price

The acquisition price shall be reset on August 1, 2006 and August 1, 2007 (each, hereinafter referred to as the “Reset Date”) to the amount obtained by multiplying the average daily closing price (including closing bids or offered prices) of the Ordinary Shares of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding a trading day or days on which no closing price or closing bid or offered price is reported) commencing on the forty-fifth (45th) trading day prior to the relevant Reset Date by 1.025 (calculated by rounding up to the first decimal place when the fraction is equal to or more than 0.05 yen, discarding amounts less than 0.05 yen); provided, however, that if the acquisition price so calculated is less than one million six hundred ninety-three thousand and five hundred (1,693,500) yen (subject to any adjustment in accordance with c. below) (hereinafter referred to as the “Acquisition Floor Price”), the acquisition price shall be equal to the Acquisition Floor Price. If, during the above-described forty-five (45) trading day period, any event has occurred which would require an adjustment in accordance with c. below, the average price above shall be adjusted in a manner consistent with c. below.

(Translation)

c.	Adjustment of Acquisition Price

(a)	After the issuance of the Class 8 Preferred Shares, the acquisition price (including the Acquisition Floor Price) will be adjusted in accordance with the following formula (hereinafter referred to as the “Acquisition Price Adjustment Formula”) in the event any of the items set forth below occurs; provided, however, that if the acquisition price when adjusted in accordance with the Acquisition Price Adjustment Formula is less than one hundred (100) yen, the acquisition price after adjustment shall be one hundred (100) yen.

Acquisition price after adjustment	=	Acquisition price before adjustment	X	Number of Ordinary Shares already issued	+	Number of Ordinary Shares to be newly issued or transferred	X Subscription price per share
Current market price per share
				Number of Ordinary Shares already issued			+ Number of Ordinary Shares to be newly issued or transferred

(i)	In the event that the Company issues Ordinary Shares or transfers Ordinary Shares held by the Company at a subscription price less than the current market price to be used in the Acquisition Price Adjustment Formula (except for any acquisition of securities (interests) which will be acquired by the Company in exchange for the Ordinary Shares or securities (interests) which will be caused by the holder of such securities (interests) to be acquired by the Company in exchange for the Ordinary Shares, or the exercise of stock acquisition rights):

The acquisition price after adjustment shall become effective as of the date immediately following the payment date or the last date of the payment period, or as of the date immediately following the record date (if set) for the issuance or the transfer of such Ordinary Shares to shareholders.

(ii)	In the event that the Company splits Ordinary Shares or conducts free allotment of Ordinary Shares (including those in which the Company transfers its own shares):

The acquisition price after adjustment shall become effective as of the date immediately following the record date set for the stock split or free allotment of such Ordinary Shares.

However, if the Board of Directors of the Company determines that the stock split or free allotment of Ordinary Shares (including the cases in which the Company transfers its own shares) thereby shall be effected by an increase of stated capital by virtue of the reduction of the amount of surplus and the record date set for the stock split or free allotment of such Ordinary Shares to shareholders falls on or prior to the date of the closing of the relevant ordinary general meeting of shareholders held to approve the increase of the stated capital, the acquisition price after adjustment shall become effective as of the date immediately following the date on which the ordinary general meeting of shareholders approving such increase is concluded.

(Translation)

(iii)	In the event that the Company issues (including free allotment) securities (interests) which will be acquired by the Company in exchange for the Ordinary Shares or the stock acquisition rights to acquire Ordinary Shares, or securities (interests) which will be caused by the holder of such securities (interests) to be acquired by the Company in exchange for the Ordinary Shares, or the stock acquisition rights to acquire Ordinary Shares (including the bonds with stock acquisition rights), in either case, at a price less than the current market price to be applied to the Acquisition Price Adjustment Formula:

The acquisition price after adjustment shall become effective as of the date immediately following the payment date or the last date of the payment period of such securities (interests) or as of the date immediately following the record date (if set) for the issuance or the issuance of such securities (interests) to shareholders, on the assumption that all such securities (interests) are acquired or all the stock acquisition rights are exercised on the payment date or the last date of the payment period of such securities (interests) or at the close of the record date set for the issuance of such securities (interests), as the case may be.

(b)	In addition to the events set forth above, if an adjustment of the acquisition price (including the Acquisition Floor Price) is required by virtue of any amalgamation or merger, capital reduction, or consolidation of Ordinary Shares, etc., the acquisition price shall be adjusted to such price as the Board of Directors of the Company determines appropriate.

(c)	The “Current market price per share” in the Acquisition Price Adjustment Formula means the average daily closing price (including closing bids or offered prices) of Ordinary Shares of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding a trading day or days on which no closing price or closing bid or offered price is reported) commencing on the forty-fifth (45th) trading day prior to the date on which the acquisition price after adjustment becomes effective (or, in the case as provided for in the proviso of c. (a) (ii) above, the record date set for the stock split or free allotment of Ordinary Shares to shareholders), calculated by rounding up to the nearest first decimal place when the fraction is equal to or more than 0.05 yen, discarding amounts less than 0.05 yen.

If any of the events of adjustment of acquisition price as set forth in c. (a) or (b) above occurs during the above forty-five (45) trading day period, the average price above shall be adjusted in a manner consistent with c. (a) or (b) above.

(d)	The “Acquisition price before adjustment” in the Acquisition Price Adjustment Formula means the acquisition price in effect on the date immediately preceding the date on which the acquisition price after adjustment becomes effective, and the “Number of Ordinary Shares already issued” in the Acquisition Price Adjustment.

Formula means the number of Ordinary Shares of the Company issued and outstanding (excluding the number of Ordinary Shares held by the Company) on the record date (if set) for the issuance, transfer, stock split or free allotment to shareholders, or if such date is not set, on the date one (1) calendar month prior to the date on which the acquisition price after adjustment is to become effective.

(Translation)

(e)	The “Subscription price per share” in the Acquisition Price Adjustment Formula means (1) in the event that the Company issues or transfers Ordinary Shares with a subscription price less than the current market price as set forth in c. (a) (i) above, such subscription price (in the event that payment thereof is made by any consideration other than cash, the fair value of such consideration), (2) in the event that the Company splits Ordinary Shares or conducts free allotment of Ordinary Shares as set forth in c. (a) (ii) above (including those in which the Company transfers its own shares), zero, and (3) in the event that the Company issues (including free allotment) securities (interests) which will be acquired by the Company in exchange for the Ordinary Shares or the stock acquisition rights to acquire Ordinary Shares, securities (interests) which will be caused by the holder of such securities (interests) to be acquired by the Company in exchange for the Ordinary Shares, or the stock acquisition rights to acquire Ordinary Shares (including the bonds with stock acquisition rights) at a price less than the current market price as set forth in c. (a) (iii) above, the relevant acquisition or exercise price.

(f)	The result of the calculation by the Acquisition Price Adjustment Formula shall be rounded up to the nearest first decimal place when the fraction is equal to or more than 0.05 yen, discarding amounts less than 0.05 yen.

(g)	In the event that the difference between the acquisition price after adjustment calculated by the Acquisition Price Adjustment Formula and the acquisition price before adjustment is less than one (1) yen, no adjustment shall be made; provided, however, that if any event occurs thereafter that would require adjustment of the acquisition price, when calculating the acquisition price, such difference shall be deducted from the acquisition price before adjustment in the Acquisition Price Adjustment Formula.

- End -

(Translation)

(Attachment 2)

Request for Acquisition of Class 11 Preferred Shares

Any Class 11 Preferred Shareholder may request acquisition of Class 11 Preferred Shares during the period in which such Preferred Shareholder is entitled to request acquisition as provided for in Paragraph 1 of this Attachment, in exchange for Ordinary Shares of the Company in the number as is calculated by the formula provided for in Paragraph 2 and 3 of this Attachment.

1.	Period during which Preferred Shareholders are Entitled to Request Acquisition

On and after the issuance date of the Class 11 Preferred Shares to and including July 31, 2014

2.	Number of Ordinary Shares to be Delivered in Exchange for Acquisition

The number of the Ordinary Shares to be delivered in exchange for acquisition of Class 11 Preferred Shares shall be as follows:

Number of the Ordinary Shares to be delivered in exchange for acquisition	=	Number of the Class 11 Preferred Shares requested for acquisition by their holders	X 1,000 yen
Acquisition price

In the calculation of the number of the Ordinary Shares to be delivered in exchange for the acquisition, such number shall be calculated by rounding up to the nearest tenth whole number. In the calculation of the number of Ordinary Shares provided for above, if any shares less than one (1) unit are yielded, such fractions shall be deemed to be exercised and an amount of cash equivalent to the value of such fractional unit shares shall be paid.

3.	Acquisition Price and Other Conditions

a.	Initial Acquisition Price

The initial acquisition price shall be nine hundred eighteen thousand seven hundred (918,700) yen.

b.	Reset of Acquisition Price

If the average daily closing price (including closing bids or offered prices) of Ordinary Shares of the Company (in regular trading) as reported by the Tokyo Stock Exchange (any fraction less than one (1) yen being rounded up to the nearest one (1) yen) for thirty (30) consecutive Trading Days (“Trading Day” means a day on which a closing price (including closing bids or offered prices) (in regular trading) for the Ordinary Shares of the Company is reported on the Tokyo Stock Exchange) (such thirty (30) Trading Day period shall hereinafter be referred to as the “Reset Calculation Period”) ending on July 15 of each year from 2006 through and including 2013 (or, if any such day is not a Trading Day, the Trading Day immediately preceding such day) (each, hereinafter referred to as the “Setting Date”) is at least one (1) yen less than the acquisition price effective as of the relevant Setting Date, the acquisition price shall, effective as of the August 1 immediately following the relevant Setting Date (each, hereinafter referred to as the “Effective Date”), be reset to the average daily closing price as calculated in the manner set forth above.

However, if such amount so calculated is less than nine hundred eighteen thousand seven hundred (918,700) yen (subject to any adjustment in accordance with c. below) (hereinafter referred to as the “Acquisition Floor Price”), the acquisition price shall be equal to the Acquisition Floor Price. If, during the Reset Calculation Period, any event has occurred which would require adjustment in accordance with c. below, the average price above shall be adjusted in a manner consistent with c. below.

(Translation)

c.	Adjustment of Acquisition Price

(a)	After the issuance of the Class 11 Preferred Shares, the acquisition price (including the Acquisition Floor Price) will be adjusted in accordance with the following formula (hereinafter referred to as the “Acquisition Price Adjustment Formula”) in the event any of the items set forth below occurs; provided, however, that if the acquisition price when adjusted in accordance with the Acquisition Price Adjustment Formula is less than one hundred (100) yen, the acquisition price after adjustment shall be one hundred (100) yen.

Acquisition price after adjustment	=	Acquisition price before adjustment	X	Number of Ordinary Shares already issued	+	Number of Ordinary Shares to be newly issued or transferred	X Subscription price per share
Current market price per share
				Number of Ordinary Shares already issued			+ Number of Ordinary Shares to be newly issued or transferred

(i)	In the event that the Company issues Ordinary Shares or transfers Ordinary Shares held by the Company at a subscription price less than the current market price to be used in the Acquisition Price Adjustment Formula (except for any acquisition of securities (interests) which will be acquired by the Company in exchange for the Ordinary Shares or securities (interests) which will be caused by the holder of such securities (interests) to be acquired by the Company in exchange for the Ordinary Shares, or the exercise of stock acquisition rights):

The acquisition price after adjustment shall become effective as of the date immediately following the payment date or the last date of the payment period, or as of the date immediately following the record date (if set) for the issuance or the transfer of such Ordinary Shares to shareholders.

(ii)	In the event that the Company splits Ordinary Shares or conducts free allotment of Ordinary Shares (including those in which the Company transfers its own shares):

The acquisition price after adjustment shall become effective as of the date immediately following the record date set for the stock split or free allotment of such Ordinary Shares.

However, if the Board of Directors of the Company determines that the stocksplit or free allotment of Ordinary Shares (including the cases in which the Company transfers its own shares) thereby shall be effected by an increase of stated capital by virtue of the reduction of the amount of surplus and the record date set for the stock split or free allotment of such Ordinary Shares to shareholders falls on or prior to the date of the closing of the relevant ordinary general meeting of shareholders held to approve the increase of the stated capital, the acquisition price after adjustment shall become effective as of the date immediately following the date on which the ordinary general meeting of shareholders approving such increase is concluded.

(Translation)

(iii)	In the event that the Company issues (including free allotment) securities (interests) which will be acquired by the Company in exchange for the Ordinary Shares or the stock acquisition rights to acquire Ordinary Shares, or securities (interests) which will be caused by the holder of such securities (interests) to be acquired by the Company in exchange for the Ordinary Shares, or the stock acquisition rights to acquire Ordinary Shares (including the bonds with stock acquisition rights), in either case, at a price less than the current market price to be applied to the Acquisition Price Adjustment Formula.

The acquisition price after adjustment shall become effective as of the date immediately following the payment date or the last date of the payment period of such securities (interests) or as of the date immediately following the record date (if set) for the issuance or the issuance of such securities (interests) to shareholders, on the assumption that all such securities (interests) are acquired or all the stock acquisition rights are exercised on the payment date or the last date of the payment period of such securities (interests) or at the close of the record date set for the issuance of such securities (interests), as the case may be.

(b)	In addition to the events set forth above, if an adjustment of the acquisition price (including the Acquisition Floor Price) is required by virtue of any amalgamation or merger, capital reduction, or consolidation of Ordinary Shares, etc., the acquisition price shall be adjusted to such price as the Board of Directors of the Company determines appropriate.

(c)	The “Current market price per share” in the Acquisition Price Adjustment Formula means the average daily closing price (including closing bids or offered prices) of Ordinary Shares of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding a trading day or days on which no closing price or closing bid or offered price is reported) commencing on the forty-fifth (45th) trading day prior to the date on which the acquisition price after adjustment becomes effective (or, in the case as provided for in the proviso of c.(a)(ii) above, the record date set for the stock split or free allotment of Ordinary Shares to shareholders), calculated by rounding up to the nearest first decimal place when the fraction is equal to or more than 0.05 yen, discarding amounts less than 0.05 yen.

If any of the events of adjustment of acquisition price as set forth in c.(a) or (b) above occurs during the above forty-five (45) trading day period, the average price above shall be adjusted in a manner consistent with c.(a) or (b) above.

(d)	The “Acquisition price before adjustment” in the Acquisition Price Adjustment Formula means the acquisition price in effect on the date immediately preceding the date on which the acquisition price after adjustment becomes effective, and the “Number of Ordinary Shares already issued” in the Acquisition Price Adjustment Formula means the number of Ordinary Shares of the Company issued and outstanding (excluding the number of Ordinary Shares held by the Company) on the record date (if set) for the issuance, transfer, stock split or free allotment to shareholders, or if such date is not set, on the date one (1) calendar month prior to the date on which the acquisition price after adjustment is to become effective.

(Translation)

(e)	The “Subscription price per share” in the Acquisition Price Adjustment Formula means (1) in the event that the Company issues or transfers Ordinary Shares with a subscription price less than the current market price as set forth in c.(a)(i) above, such subscription price (in the event that payment thereof is made by any consideration other than cash, the fair value of such consideration), (2) in the event that the Company splits Ordinary Shares or conducts free allotment of Ordinary Shares as set forth in c.(a)(ii) above (including those in which the Company transfers its own shares), zero, and (3) in the event that the Company issues (including free allotment) securities (interests) which will be acquired by the Company in exchange for the Ordinary Shares or the stock acquisition rights to acquire Ordinary Shares, securities (interests) which will be caused by the holder of such securities (interests) to be acquired by the Company in exchange for the Ordinary Shares, or the stock acquisition rights to acquire Ordinary Shares (including the bonds with stock acquisition rights) at a price less than the current market price as set forth in c.(a)(iii) above, the relevant acquisition or exercise price.

(f)	The result of the calculation by the Acquisition Price Adjustment Formula shall be rounded up to the nearest first decimal place yen when the fraction is equal to or more than 0.05 yen, discarding amounts less than 0.05 yen.

(g)	In the event that the difference between the acquisition price after adjustment calculated by the Acquisition Price Adjustment Formula and the acquisition price before adjustment is less than one (1) yen, no adjustment shall be made; provided, however, that if any event occurs thereafter that would require adjustment of the acquisition price, when calculating the acquisition price, such difference shall be deducted from the acquisition price before adjustment in the Acquisition Price Adjustment Formula

- End -

(Translation)

(Attachment 3)

Request for Acquisition of Class 12 Preferred Shares

Any Class 12 Preferred Shareholder may request acquisition of Class 12 Preferred Shares during the period in which such Preferred Shareholder is entitled to request acquisition as provided for in Paragraph 1 of this Attachment, in exchange for Ordinary Shares of the Company in the number as is calculated by the formula provided for in Paragraph 2 and 3 of this Attachment.:

1.	Period during which Preferred Shareholders are Entitled to Request Acquisition

On and after the issuance date of the Class 12 Preferred Shares to and including July 31, 2009.

2.	Number of Ordinary Shares to be Delivered in Exchange for Acquisition

The number of the Ordinary Shares to be delivered in exchange for acquisition of Class 12 Preferred Shares shall be as follows:

Number of the Ordinary Shares to be delivered in exchange for acquisition	=	Number of the Class 12 Preferred Shares requested for acquisition by their holders	X 1,000 yen
Acquisition price

In the calculation of the number of the Ordinary Shares to be delivered in exchange for acquisition, such number shall be calculated by rounding up to the nearest tenth whole number. In the calculation of the number of Ordinary Shares provided for above, if any shares less than one (1) unit are yielded, such fractional unit shares shall be deemed to be exercised and an amount of cash equivalent to the value of such fractional unit shares shall be paid.

3.	Acquisition Price and Other Conditions

a.	Initial Acquisition Price

The initial acquisition price shall be seven hundred ninety-six thousand (796,000) yen.

b.	Reset of Acquisition Price

If the Average AQR Price (defined below) of Ordinary Shares of the Company as reported by the Tokyo Stock Exchange for thirty (30) consecutive Trading Days (“Trading Day” means a day on which the last sale price (in regular trading) for the Ordinary Shares of the Company is reported on the Tokyo Stock Exchange) (such thirty Trading Day period shall hereinafter be referred to as the “Reset Calculation Period”) ending on June 15 of each year from 2006 through and including 2008 (or, if any such day is not a Trading Day, the Trading Day immediately preceding such day) (each, hereinafter referred to as the “Setting Date”) is at least one (1) yen less than the acquisition price effective as of the relevant Setting Date, the acquisition price shall, effective as of June 30 immediately following the relevant Setting Date (each, hereinafter referred to as the “Effective Date”), be reset to the Average AQR Price as calculated in the manner set forth above.

However, if such amount so calculated is less than seven hundred ninety-six thousand (796,000) yen (subject to any adjustment in accordance with c. below) (hereinafter referred to as the “Acquisition Floor Price”), the acquisition price shall be equal to the Acquisition Floor Price.

The “Average AQR Price” of Ordinary Shares of the Company means the arithmetic mean (calculated by the Company and any fraction less than one (1) yen being rounded up to the nearest one (1) yen) of (x) the daily weighted average price of Ordinary Shares of the Company as reported by the Tokyo Stock Exchange on each Trading Day during the Reset Calculation Period, which weighted average price is announced on such page as designated by Bloomberg L.P. on its screen entitled “JT Equity AQR” to show the weighted average price of Ordinary Shares of the Company as reported by the Tokyo Stock Exchange, or such other page or service as may replace such page (hereinafter collectively referred to as the “Reference Screen”), provided by Bloomberg L.P. between 10:00 a.m. and 11:00 a.m. (London time), or (y) if the relevant Reference Screen is not available in respect of any aforementioned Trading Day, the last sale price (in regular trading) of Ordinary Shares of the Company as reported by the Tokyo Stock Exchange for that Trading Day, in each case subject to any adjustment which becomes effective during the Reset Calculation Period in accordance with c. below.

(Translation)

c.	Adjustment of Acquisition Price

(a)	After the issuance of the Class 12 Preferred Shares, the acquisition price (including the Acquisition Floor Price) will be adjusted in accordance with the following formula (hereinafter referred to as the “Acquisition Price Adjustment Formula”) in the event any of the items set forth below occurs; provided, however, that if the acquisition price when adjusted in accordance with the Acquisition Price Adjustment Formula is less than one hundred (100) yen, the acquisition price after adjustment shall be one hundred (100) yen.

Acquisition price after adjustment	=	Acquisition price before adjustment	X	Number of Ordinary Shares already issued	+	Number of Ordinary Shares to be newly issued or transferred	X Subscription price per share
Current market price per share
				Number of Ordinary Shares already issued			+ Number of Ordinary Shares to be newly issued or transferred

(i)	In the event that the Company issues Ordinary Shares or transfers Ordinary Shares held by the Company at a subscription price less than the current market price to be used in the Acquisition Price Adjustment Formula (except for any acquisition of securities (interests) which will be acquired by the Company in exchange for the Ordinary Shares or securities (interests) which will be caused by the holder of such securities (interests) to be acquired by the Company in exchange for the Ordinary Shares, or the exercise of stock acquisition rights):

The acquisition price after adjustment shall become effective as of the date immediately following the payment date or the last date of the payment period, or as of the date immediately following the record date (if set) for the issuance or the transfer of such Ordinary Shares to shareholders.

(ii)	In the event that the Company splits Ordinary Shares or conducts free allotment of Ordinary Shares (including those in which the Company transfers its own shares):

The acquisition price after adjustment shall become effective as of the date immediately following the record date set for the stock split or free allotment of such Ordinary Shares.

However, if the Board of Directors of the Company determines that the stock split or free allotment of Ordinary Shares (including the cases in which the Company transfers its own shares) thereby shall be effected by an increase of stated capital by virtue of the reduction of the amount of surplus and the record date set for the stock split or free allotment of such Ordinary Shares to shareholders falls on or prior to the date of the closing of the relevant ordinary general meeting of shareholders held to approve the increase of the stated capital, the acquisition price after adjustment shall become effective as of the date immediately following the date on which the ordinary general meeting of shareholders approving such increase is concluded.

(Translation)

(iii)	In the event that the Company issues (including free allotment) securities (interests) which will be acquired by the Company in exchange for the Ordinary Shares or the stock acquisition rights to acquire Ordinary Shares, or securities (interests) which will be caused by the holder of such securities (interests) to be acquired by the Company in exchange for the Ordinary Shares, or the stock acquisition rights to acquire Ordinary Shares (including the bonds with stock acquisition rights), in either case, at a price less than the current market price to be applied to the Acquisition Price Adjustment Formula:

The acquisition price after adjustment shall become effective as of the date immediately following the payment date or the last date of the payment period of such securities (interests) or as of the date immediately following the record date (if set) for the issuance or the issuance of such securities (interests) to shareholders, on the assumption that all such securities (interests) are acquired or all the stock acquisition rights are exercised on the payment date or the last date of the payment period of such securities (interests) or at the close of the record date set for the issuance of such securities (interests), as the case may be.

(b)	In addition to the events set forth above, if an adjustment of the acquisition price (including the Acquisition Floor Price) is required by virtue of any amalgamation or merger, capital reduction, or consolidation of Ordinary Shares, etc., the acquisition price shall be adjusted to such price as the Board of Directors of the Company determines appropriate.

(c)	The “Current market price per share” in the Acquisition Price Adjustment Formula means the average daily closing price (including closing bids or offered prices) of Ordinary Shares of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding a trading day or days on which no closing price or closing bid or offered price is reported) commencing on the forty-fifth (45th) trading day prior to the date on which the acquisition price after adjustment becomes effective (or, in the case as provided for in the proviso of c.(a)(ii) above, the record date set for the stock split or free allotment of Ordinary Shares to shareholders), calculated by rounding up to the nearest first decimal place when the fraction is equal to or more than 0.05 yen, discarding amounts less than 0.05 yen.

If any of the events of adjustment of acquisition price as set forth in c.(a) or (b) above occurs during the above forty-five (45) trading day period, the average price above shall be adjusted in a manner consistent with c.(a) or (b) above.

(d)	The “Acquisition price before adjustment” in the Acquisition Price Adjustment Formula means the acquisition price in effect on the date immediately preceding the date on which the acquisition price after adjustment becomes effective, and the “Number of Ordinary Shares already issued” in the Acquisition Price Adjustment Formula means the number of Ordinary Shares of the Company issued and outstanding (excluding the number of Ordinary Shares held by the Company) on the record date (if set) for the issuance, transfer, stock split or free allotment to shareholders, or if such date is not set, on the date one (1) calendar month prior to the date on which the acquisition price after adjustment is to become effective.

(Translation)

(e)	The “Subscription price per share” in the Acquisition Price Adjustment Formula means (1) in the event that the Company issues or transfers Ordinary Shares with a subscription price less than the current market price as set forth in c.(a)(i) above, such subscription price (in the event that payment thereof is made by any consideration other than cash, the fair value of such consideration), (2) in the event that the Company splits Ordinary Shares or conducts free allotment of Ordinary Shares as set forth in c.(a)(ii) above (including those in which the Company transfers its own shares), zero, and (3) in the event that the Company issues (including free allotment) securities (interests) which will be acquired by the Company in exchange for the Ordinary Shares or the stock acquisition rights to acquire Ordinary Shares, securities (interests) which will be caused by the holder of such securities (interests) to be acquired by the Company in exchange for the Ordinary Shares, or the stock acquisition rights to acquire Ordinary Shares (including the bonds with stock acquisition rights) at a price less than the current market price as set forth in c.(a)(iii) above, the relevant acquisition or exercise price.

(f)	The result of the calculation by the Acquisition Price Adjustment Formula shall be rounded up to the nearest first decimal place when the fraction is equal to or more than 0.05 yen, discarding amounts less than 0.05 yen.

(g)	In the event that the difference between the acquisition price after adjustment calculated by the Acquisition Price Adjustment Formula and the acquisition price before adjustment is less than one (1) yen, no adjustment shall be made; provided, however, that if any event occurs thereafter that would require adjustment of the acquisition price, when calculating the acquisition price, such difference shall be deducted from the acquisition price before adjustment in the Acquisition Price Adjustment Formula.

- End -

(Translation)

‚	Methods of conversion into cash of the consideration paid in the share exchange

i.	Stock exchanges where the consideration paid in the share exchange is traded

MUFG common stock is traded on the Tokyo Stock Exchange, the Osaka Stock Exchange, Section 1 of the Nagoya Stock Exchange, and also on the New York Stock Exchange.

ii.	Intermediaries, brokers, and agents for trading in the consideration paid in the share exchange

MUFG common stock is traded through general securities companies.

ƒ	Market prices of the consideration paid in the share exchange

The average closing prices for MUFG common stock on the Tokyo Stock Exchange with the stock exchange ratio base date (May 23) as the base are as follows:

Nearest preceding date (May 23)	¥1,012
Average over nearest preceding 3-day period	¥1,012
Average for nearest preceding 1-month period	¥1,077
Average for nearest preceding 3-month period	¥973
Average for nearest preceding 6-month period	¥999

Also, the average closing price for MUFG common stock on the Tokyo Stock Exchange using the business day prior to the date of announcement of the basic agreement for this stock conversion as the base is,

Average for nearest preceding 1-month period ¥1,075

For the most recent prices of the Company’s common stock, please refer to the website of the Tokyo Stock Exchange (http://www.tse.or.jp).

(3)	Items concerning financial reports

	MUFG

I.	Financial report for MUFG’s last fiscal year

Term 3 {April 1, 2007 ~ March 31, 2008} Business Report

1.	Matters Concerning the Current Status of the Company

(1)	Course of Business and Performance Results of the Group

A.	Main Business of the Corporate Group

The MUFG Group comprises the Holding Company, 246 subsidiaries (of which 171 are consolidated), as well as 44 affiliates. The Group is engaged in the banking business, trust banking business, securities business, credit card business, and other types of financial business.

B.	Financial and Economic Environment

With respect to the economic and financial environment for the fiscal year ended March 31, 2008, uncertainty about the outlook for overseas economy, especially the United States economy, rapidly increased. The U.S. economy has further decelerated since the beginning of this year due to a turmoil in the financial markets triggered by the collapse of the housing bubble and the subprime crisis, while European economy has shown clear signs of slowdown. In contrast, economies of the emerging countries such as Chinese economy sustained high growth. In the meanwhile, the Japanese economy showed a moderate slowdown underpinned by its continuous strong exports to emerging countries. However, private consumption grew at a sluggish pace due to weakness of wage growth. Towards the end of the fiscal year, business confidence rapidly worsened and uncertainty about corporate performance downturn increased because of a slowdown of overseas economy as well as a steep rise of raw materials and fuel prices. The rate of increase in consumer price index was accelerated towards the end of the fiscal year mainly due to the soaring oil prices.

(Translation)

Looking at the financial environment, the U.S. federal funds target rate has been lowered by 3.0 percent to 2.25 percent in total since last fall in response to the subprime crisis, and on the other hand, the European Central Bank kept its key interest rate unchanged at 4.0 percent due to the strong concern about inflation in Europe. The Bank of Japan also kept its uncollateralized overnight call rate target unchanged at 0.5 percent. Although Long-term interest rates rose last summer, they have been in a downward trend with some fluctuations. In the foreign exchange market, the yen rapidly appreciated against the dollar reflecting concerns over the slowdown of the U.S. economy and expectations for interest rate cuts caused by the subprime crisis.

C.	Course of Business and Performance Results of the Group

(For the fiscal 2007 settlement)

In the midst of such business environment, consolidated ordinary profits for the fiscal year ended March 31, 2008 were ¥1,029.0 billion and consolidated net income for the fiscal year ended March 31, 2008 was ¥636.6 billion. Standalone results for the Company showed ordinary profits of ¥491.7 billion, with net income for the term of ¥416.8 billion.

Consolidated profits decreased by ¥214 billion from the previous year due to factors such as market turmoil due to the subprime crisis and changes in the regulatory environment, settling at ¥3,512.7 billion. At the same time, as a result of the increase in operating costs of ¥41.7 in comparison with the previous year due to the costs of systems integration and strengthening of internal controls, consolidated net operating profits sank by ¥255.8 billion in comparison with the previous year, settling at ¥1,396.9 billion. In addition to taking hits due to a worsening stock-related income and in an increase in credit expenses, the special loss posted for the restructuring of the business of Mitsubishi UFJ Nicos contributed to a decrease of ¥244.3 billion from the previous fiscal year for consolidated net income, resulting in the aforementioned ¥636.6 billion.

Also, consolidated loans and bills discounted increased by ¥3,706.8 billion from March 31, 2007 to ¥88,538.8 billion mainly due to increase in lending volume at overseas offices. Deposits increased by ¥2,598.6 billion from the previous fiscal year due to an increase in individual deposits and deposits at overseas branches, reaching ¥121,307.3 billion.

{Summary of Consolidated Results}

(Unit: ¥ 100 millions)

	Fiscal 2006	Fiscal 2007	Increase (Decrease)
Gross profits (before credit costs for trust accounts)	37,267	35,127	(2,140)
Operating costs	20,740	21,158	417
Net business profits (before credit costs for trust accounts and provision for general allowance for credit losses)	16,527	13,969	(2,558)
Ordinary profits	14,570	10,290	(4,280)
Net income	8,809	6,366	(2,443)

	(Unit: ¥ 100 millions)

	Fiscal 2006	Fiscal 2007	Increase (Decrease)
Total loans and bills discounted	848,319	885,388	37,068
Total deposits	1,187,086	1,213,073	25,986

(Note)	1. Amounts less than ¥100 million are rounded down.

(Course of Business and Performance Results of the Three Customer-Facing Integrated Business Groups)

An examination of the income situation for each Group taken individually from the standpoint of operating net profits, which is the business administration measurement used by the Company, the net operating income of the Trust Assets Group increased, while those of both the Retail and Corporate Groups decreased. Net operating income for the three Groups taken as a whole decreased by ¥159.6 billion from the previous year, settling at ¥1,320 billion.

(Translation)

{Net operating income trend}

(Unit: ¥ 100 millions)

	Fiscal 2006	Fiscal 2007	Increase (Decrease)
Net operating income	16,304	13,712	(2,591)
Of which, that for the Three Customer-Facing Integrated Business Groups	14,796	13,200	(1,596)

(Note)	1. Amounts less than ¥100 million are rounded down.
2. Net operating income, used as a business administration measurement, is consolidated net operating profits prior to consolidated adjustment, such as elimination of inter-company transactions.

<Retail Group>

The Retail Group has been working to expand its offerings of new products and services, in order to meet the diverse financial needs of its customers. In May 2007, The Bank of Tokyo-Mitsubishi UFJ, Ltd. partnered with The Walt Disney Japan Ltd. in offering a new service, “Disney Wallet Plus,” accessible on PCs and mobile phones. Also, a new type of card loan guaranteed by ACOM CO., LTD., “Bank Quick,” went on sale in November 2007, further shoring up efforts in the area of consumer finance. Meanwhile, as a result of the total lifting of the ban on sales of insurance by banks, mortality insurance, health insurance, and cancer insurance began being handled at bank counters beginning in December 2007.

The Retail Group’s net operating income was ¥371.1 billion in the current fiscal year, a decline of ¥9.40 billion from the previous fiscal year. Although the revenue from kabu.com Securities Co., Ltd., which became a consolidated subsidiary in the current fiscal year, was reflected in the Retail Group’s revenues, profitability declined due to the reduction of the maximum allowable rate at Mitsubishi UFJ NICOS Co., Ltd. in accordance with new regulations. In addition, revenues from sales of financial products declined against the background of a weak stock market.

Retail Group: Net Operating Income (¥ 100 millions)	Retail Group: Financial Product Depositary Balance (¥ trillions)

* Total of stock investment, pension insurance, and financial product brokerage balance

(Translation)

<Corporate Group>

The Corporate Group has enhanced its system for offering a fuller range of services by, for example, establishing a new branch of The Bank of Tokyo-Mitsubishi UFJ, Ltd. in Nagano, and changing over 22 locations throughout Japan into branches specialized in serving the needs of small- to mid-size companies. Also, in September 2007, Mitsubishi UFJ Securities Co., Ltd. was a made a full subsidiary, with the goal of bringing its securities and investment bank business to the next level, and to strengthen the Corporate & Investment Banking strategy with banking and securities business. Overseas, The Bank of Tokyo-Mitsubishi UFJ business centers located in mainland China incorporated locally in July 2007. The overseas business center network also continued to expand with the new construction of Middle East offices in Dubai and an increase of the status of the overseas representative office in Guangzhou, China. In addition, strategic investment and tie-in efforts continued apace through, for example, additional investment in the CIMB Group of Malaysia.

The Corporate Group’s net operating income was ¥848.9 billion in the current fiscal year, a decline of ¥159.8 billion from the previous fiscal year. The main causes of the drop in net operating profits were slack revenues from securities and investment banking and a decline in profits due to a drop in revenues from US subsidiary UnionBanCal Corporation, while expenses increased in conjunction with improvements made to compliance systems both in Japan and overseas.

Corporate Group: Net Operating Income (¥ 100 millions)	Corporate Group Loans: Depositary Balance

• “Overseas” excludes UnionBanCal Corporation

• “Domestic loans” excludes loans for owners, government loans, etc.

• Beginning in 2008, “Domestic average depositary balance” includes negotiable deposits.

<Trust Assets Group>

The Trust Assets Group continued to make efforts to improve results and develop new products. In the corporate pension area, alternative fixed benefit-type pension products (investment products focusing new investment targets and methods, such as hedge funds and real estate investment) were strengthened, with efforts centered on Mitsubishi UFJ Trust and Banking Corporation. In the area of defined contribution pensions as well, Mitsubishi UFJ Trust and Banking Corporation and Mitsubishi UFJ Asset Management Co., Ltd. jointly developed investment products that interlock with short-term interest rates for automatic asset allocation (Nickname: DC Automa-kun). In the investment trust area, Mitsubishi UFJ Asset Management Co., Ltd. began offering investment trusts built around environmental and resource themes, such as “the Global Warming Problem” and “Water Resources.” At the “2008 R&I Fund Awards,” five Mitsubishi UFJ Trust and Banking Corporation fixed benefit pension funds, three Mitsubishi UFJ Asset Management Co., Ltd. investment trust funds, and one KOKUSAI Asset Management Co., Ltd. fund received awards as top-performing funds.

(Translation)

Despite the severe market environment in the second half of the fiscal year, the net operating profits of the Trust Assets Group increased by ¥9.6 billion from the previous year, reaching ¥100 billion. While assets under investment and assets under management both declined from the previous year as of year end, the level of assets managed of ¥30 trillion, the highest figure in the industry, was maintained.

Trust Assets Group: Net Operating Income (¥ 100 millions)	Trust Assets Group: Investment Trust Operation / Management Balances (¥ trillions)

* This does not include yen custody (From year 2007, it is not within the scope of consolidation for trusts)

D.	Issues to be addressed

The MUFG aims to be a premier, comprehensive, global financial group strongly supported by customers and society. In FY2007, the Group engaged in full-scale efforts to strengthen internal controls, which are the foundation necessary to customer transaction security. The MUFG is fully aware of the highly public nature of financial institutions, and in the future, will endeavor to further reinforce and enhance our framework, aiming to strengthen compliance.

In addition to strengthening compliance, the Group is also focusing on the following key issues:

(Pursuit of growth strategies)

The MUFG positions Retail, Corporate and Trust Assets as its three core businesses, and is developing its growth strategies with a focus on these areas. We are allocating business resources particularly to the Retail business, in which further market growth is expected. In the Corporate business, we are using the opportunity of Mitsubishi UFJ Securities Co., Ltd. becoming a wholly owned subsidiary at the end of September 2007 to further strengthen ties between the bank and the securities company and enable us to provide more advanced services. Furthermore, we will strive to expand our earnings base by pursuing a strategy that includes making investments and alliances, focusing particularly on Asia, where continued growth is expected.

Our capital policy for supporting our growth strategies is to raise the value of MUFG by achieving a balance between using capital to strengthen profitability and ensure growth, increasing equity capital, and enhancing returns to shareholders. For equity capital we are aiming to maintain an equity capital ratio of 12% and targeting a Tier 1 ratio of 8%. With regard to returns to shareholders, we will strive to increase dividends in a sustainable manner, and we will also continue working to increase the dividend payout ratio to more than 20% of consolidated net income.

(Completion of transfer to new systems)

MUFG Group fully recognizes the important social responsibility it must fulfill with regard to transferring to the new systems at its group banks, and the major impact this will have on its services to customers and the financial system, and we have devoted our efforts to preparing for a safe and reliable systems transfer.

In May 2008, intergation of core systems was completed at Mitsubishi UFJ Trust and Banking Corporation, and within The Bank of Tokyo-Mitsubishi UFJ transfer to the new systems was also completed at former Bank of Tokyo-Mitsubishi branches. Changeover to the new system is scheduled to be carried out sequentially at former branches of UFJ Bank between July and December 2008. We shall strive to avoid inconveniencing customers during that period. By making the full transition to the new system we aim to realize steady service improvements and cost synergy.

(Translation)

(Promoting CSR and strengthening the brand)

The MUFG implements management emphasizing improvement of the superior CS (customer service) that the MUFG brand stands for, and fulfillment of our CSR (corporate social responsibilities).

The Bank of Tokyo-Mitsubishi UFJ’s CS-improvement strategy included formulating its “10 Promises to Customers” in August 2007, with the goal of creating a thorough “customer-oriented” way of thinking. In addition, it continued to advance its policy of creating facilities that are easily accessed by both the elderly and the physically-challenged. The Group’s CSR activities include working to expand SRI (Socially Responsible Investing), the financing of environmental businesses, and emissions trading, with the goal of contributing to society in the conduct of our primary business, finance. In addition, the Group makes social contribution efforts through means other than finance, such as the establishment of the “Job Shadow” program in July 2007, which is intended to provide hands-on work experience for young people.

We shall continue to build the MUFG brand so as to gain the understanding and support of society, maintaining the goals stated in our motto of “No. 1 in service, No. 1 in reliability, and No. 1 in global coverage.”

Our Group seeks to increase shareholder value through our efforts to deal with the key issues described above. We firmly hope that by doing so we can bring shareholder support to an even higher level.

(2)	Corporate group and our company’s assets, profits and losses

A.	Corporate group’s assets, profits and losses

(Unit: ¥ 100 millions)

	Fiscal year 2004	FY2005	FY2006	Fiscal year 2007
Consolidated ordinary income	26,285	42,939	60,940	63,939
Consolidated ordinary profits	5,932	10,780	14,570	10,290
Consolidated net profits	3,384	7,707	8,809	6,366
Consolidated net assets	47,778	77,278	105,237	95,997

Consolidated total assets	1,102,855	1,870,467	1,872,810	1,929,931

(Note)

1.      Amounts less than ¥100 million are rounded down.

2.      The Company (Mitsubishi UFJ Financial Group, Inc.) initiated operations upon the merger of Mitsubishi Tokyo Financial Group, Inc. (a bank holding company) and the UFJ Holdings, Inc. on October 1, 2005. Accordingly, the consolidated results for FY2004 are those of the surviving company, i.e., Mitsubishi Tokyo Financial Group, while those for FY2005 are the total of the first-half results for Mitsubishi Tokyo Financial Group (April 2005 ~ September 30, 2005) and the post-merger results for the last half of FY2005 (October 2005 ~ March 31, 2006) of the Company.

3.      The “Accounting Standards for Display of Net Assets in Financial Statements” (Corporate Accounting Standards No. 5) and the “Application Guideline for Accounting Standards Pertaining to the Display of Net Assets in Financial Statements” (Corporate Accounting Standards Application Guideline No. 8) are applied in calculating consolidated net assets and consolidated total assets from FY2006 on.

(Reference) Consolidated results trend for UFJ Holdings, Inc.

(Unit: ¥ 100 millions)

	FY2004	FY2005, first half
Consolidated ordinary income	23,053	11,137
Consolidated ordinary profits (losses)	(4,968)	3,552
Consolidated net profits (losses)	(5,545)	4,110
Consolidated net assets	11,800	16,876

Consolidated total assets	825,536	780,745

(Note)	1. Amounts less than ¥100 million are rounded down.

(Translation)

B.	Our company’s assets, profits and losses

(¥ 100 millions)

	Fiscal year 2004	FY2005	FY2006	Fiscal year 2007
Ordinary income	2,235	10,367	5,108	5,214
Dividends received	2,158	10,250	4,990	5,074
Banking subsidiaries	2,140	10,102	4,888	5,024
Other subsidiaries	—	89	80	25
Net income	(¥ millions) 211,163	(¥ millions) 1,013,448	(¥ millions) 473,893	(¥ millions) 416,883
Net Income per Common Share	(¥) 31,544.50	(¥) 123,144.24	(¥) 46,415.96	(¥) 39.79

Total assets	54,358	76,508	74,946	78,209

Shares of banking subsidiaries	44,603	67,600	67,079	65,899
Shares of other subsidiaries	1,503	4,897	4,891	9,783

(Notes)

1.      Amounts less than ¥100 million are rounded down.

2.      The consolidated results for FY2004 are those of the Mitsubishi Tokyo Financial Group, Inc. while those for FY2005 are the total of the first-half results for the Mitsubishi Tokyo Financial Group (April 2005 ~ September 30, 2005) and the post-merger results for the last half of FY2005 (October 2005 ~ March 31, 2006) of the Company.

3.      Net Income per Common Share is calculated by dividing the net income minus the total amount of preferred stock dividends by the average number of common shares outstanding in the term.

4.      The Company conducted a 1,000 for 1 stock split of common and preferred shares effective on September 30, 2007, upon which a share trading unit system was implemented whereby 100 shares, of either common or preferred stock, became equivalent to one (1) share trading unit.

(Reference) Non-consolidated results trend for UFJ Holdings Inc.

(¥ 100 millions)

	FY2004	FY2005, first half
Ordinary income	75	156
Dividends received	23	127
Banking subsidiaries	23	—
Other subsidiaries	—	127
Net income (Current loss)	(¥ millions) (2,827,492)	(¥ millions) 378,402
Net Income per Common Share (Term’s net loss per share)	(¥) (552,099.53)	(¥) 73,162.29

Total assets	16,418	19,363

Shares of banking subsidiaries	15,997	15,997
Shares of other subsidiaries	3,137	3,318

(Notes)

1.      Amounts less than the unit amount are rounded down.

2.      Net Income (or loss) per Common Share is calculated by dividing the net income (or loss) minus the total amount of preferred stock dividends by the average number of common shares outstanding in the term.

(Translation)

(3)	Group employees

	Banking business	Trust banking business	Securities business	Credit card business	Other
Employees at close of current fiscal year	54,053	8,942	7,538	4,267	3,502
Employees at close of previous fiscal year	52,978	8,707	6,651	6,655	3,291

(Notes)

1.      Figures for numbers of employees represent the numbers of persons employed in each line of business.

2.      Figures for numbers of employees include employees hired at overseas locations, but not those working at home or on an as-needed basis.

(4)	Main business locations of the Group

A.	Banking business

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

	Name of main outlet	Number of outlets
		End of current fiscal year	(End of previous fiscal year)
Kanto /Koshinetsu	Headquarters, others	409	(414)
Tohoku /Hokkaido	Sendai Branch, Sapporo Branch, others	16	(16)
Tokai / Hokuriku	Nagoya Business Office, Kanazawa, others	142	(142)
Kinki	Kyoto Branch, Osaka Business Office, Kobe Branch, others	188	(188)
Chugoku /Shikoku	Hiroshima Branch, Takamatsu Branch, others	18	(18)
Kyushu	Fukuoka Branch, others	13	(12)

(Total domestic)		786	(790)

USA	New York Branch, others	14	(13)
Europe	London Branch, others	13	(13)
Middle East /Africa	Bahrain Branch, others	2	(1)
Asia / Oceania	Hong Kong Branch, others	30	(37)

(Total overseas)		59	(64)

(Total)		845	(854)

(Notes)

1.      Number of outlets includes sub-branches.

2.      In addition to the above, as of the end of the current fiscal year there are 16 overseas representative offices, (17 at the end of the previous fiscal year), and 28,282 exterior ATMs (25,430 at the end of the previous fiscal year).

3.      In addition to the above, as of the end of the current fiscal year there are 19 businesses offices (16 business offices at the end of the previous fiscal year) attached to headquarters and other offices, such as Foreign Currency Exchange Shops.

4.      Tokio Marine & Nichido Fire Insurance Co., Ltd., Daido Life Insurance Co., Aioi Insurance Co., Ltd., AIU Insurance Company, NBL, B O T Lease Co., Ltd., T&D Financial Life Insurance Company, Ltd., Meji Yasuda Life Insurance Company, and kab.com Securities Co., Ltd. are all banking representatives of The Bank of Tokyo-Mitsubishi UFJ, Ltd. In addition, Mitsubishi UFJ Loan Business similarly became a banking representative beginning April 1, 2008.

(Translation)

B.	Trust Banking

Mitsubishi UFJ Trust and Banking Corporation

	Name of main outlet	Number of outlets
		End of current fiscal year	(End of previous fiscal year)
Kanto /Koshinetsu	Headquarters, others	42	(42)
Tohoku /Hokkaido	Sendai Branch, Sapporo Branch, others	4	(4)
Tokai / Hokuriku	Nagoya Business Office, others	10	(10)
Kinki	Kyoto Branch, Umeda Branch, Kobe Branch, others	17	(17)
Chugoku / Shikoku	Hiroshima Branch, Takamatsu Branch, others	6	(6)
Kyushu	Fukuoka Branch, others	6	(6)

(Total domestic)		85	(85)

USA / Europe	New York Branch, London Branch, others	3	(3)
Asia / Oceania	Hong Kong Branch, Singapore Branch	2	(2)

(Overseas total)		5	(5)

(Total)		90	(90)

(Notes)

1.      Number of outlets includes sub-branches.

2.      In addition to the above, as of the end of the current fiscal year there are 2 overseas representative offices (2 at the end of the previous fiscal year), 8,359 exterior ATMs (7,163 at the end of the previous fiscal year), 6 sub-branches due to terminal cross installation response and due to concentration of corporate business center offices (7 at the end of the previous fiscal year), 3 trust business offices (3 at the end of the previous fiscal year), and 83 trust representative offices (83 at the end of the previous fiscal year).

C.	Securities Business

Mitsubishi UFJ Securities Co., Ltd.

	Name of main outlet	Number of outlets
		End of current fiscal year	(End of previous fiscal year)
Kanto / Koshinetsu	Headquarters, others	56	(59)
Tohoku / Hokkaido	Sendai Branch, Sapporo Branch, others	6	(6)
Tokai / Hokuriku	Nagoya Business Office, Toyama Branch, etc.	18	(18)
Kinki	Kyoto Branch, Osaka Branch, Kobe Branch, others	21	(21)
Chugoku / Shikoku	Hiroshima Branch, Takamatsu Branch, others	9	(9)
Kyushu	Fukuoka Branch, others	6	(5)

(Total domestic)		116	(118)

(Notes)

1.      The Headquarters Annex and the Headquarters Toyosu Annex are considered part of headquarters and so are not included.

2.      In addition to the above, as of the end of the current fiscal year there were 5 business offices, such as the Shinjuku Branch Shinjuku San-Chome Business Office, located within business offices (4 at the end of the previous fiscal year). In addition, there was 1 overseas representative office (2 at the end of the previous fiscal year).

(Translation)

D.	Credit card business

Mitsubishi UFJ NICOS Co., Ltd.

Headquarters (Tokyo), Nishi Nihon Business Office, Chubu Business Office, others- total of 28 locations (69 at the end of the previous fiscal year)

(5)	Group capital expenditures

A.	Capital expenditure totals by segment

(Unit: ¥ millions)

	Banking	Trust Banking	Securities	Credit card	Other
Amount	273,856	32,244	39,253	25,050	134,815

(Notes)	1. Amounts less than the unit amount are rounded down. 2. The amount under “Other” mainly consists of the lease assets of subsidiary lease companies.

B.	Major new facilities

(New, updated, etc.)

(Unit: ¥ millions)

Segment	Company name	Details	Amount
Banking	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	System integration in conjunction with merger	130,713
		Acquisition of proprietary interest in the Otemachi Building	15,849
		System made to correspond with Japan banking settlement system	3,685
		New construction of Kyoto Chuo Branch	3,480
		Construction of new international financial control system	2,547

Trust banking	Mitsubishi UFJ Trust and Banking Corporation	Software update (Kounan Center, etc.)	19,296
		Acquisition of OA equipment (Headquarters, etc.)	3,436
	M&T Information Technology Co., Ltd.	Software update (Kounan Center, etc.)	4,753

Securities	Mitsubishi UFJ Securities Co., Ltd.	Enhancement of retail system	10,225
	Mitsubishi UFJ Securities International	Rebuilding of infrastructure	4,578
Credit Cards	Mitsubishi UFJ NICOS Co., Ltd.	Construction of new backbone system	3,000

(Note)	1. Amounts less than the unit amount are rounded down.

(Translation)

(Disposal	/ Retirement)

Segment	Company name	Details
Banking	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Sale of Nihonbashi No. 2 Annex, Sale of Nagoya Building Annex site and former hall

Securities	MUS Facility Service Co., Ltd.	Sale of Nihonbashi Muromachi Building, other

(6) Conditions at major subsidiaries

Name	Address	Main business	Date established	Capital	Ratio of voting shares at subsidiary owned by the Company	Other (Dividends paid to the Company)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	7-1, Marunouchi 2-Chome, Chiyoda-ku, Tokyo, Japan	Banking	Aug. 15, 1919	(¥ millions) 996,973	% 100.00 (0.06)	(¥ millions) 459,280
Mitsubishi UFJ Trust and Banking Corporation	4-5, Marunouchi 1-Chome, Chiyoda-ku, Tokyo, Japan	Trusts Banking	Mar. 10, 1927	(¥ millions) 324,279	% 100.00 (—)	(¥ millions) 43,190
Mitsubishi UFJ Securities Co., Ltd.	4-1, Marunouchi 2-Chome, Chiyoda-ku, Tokyo, Japan	Securities	Mar. 4, 1948	(¥ millions) 65,518	% 100.00 (—)	—
Mitsubishi UFJ Asset Management Co., Ltd.	4-5, Marunouchi 1-Chome, Chiyoda-ku, Tokyo, Japan	Asset management Trust management	Aug. 1, 1985	(¥ millions) 2,000	% 100.00 (45.00)	(¥ millions) 2,593
Mitsubishi UFJ NICOS Co., Ltd.	33-5, Hongo 3-Chome, Bunkyo-ku, Tokyo, Japan	Credit cards	Jun. 7, 1951	(¥ millions) 109,312	% 75.77 (47.62)	—
The Senshu Bank	26-15 Miyamoto-cho, Kashiwada, Osaka, Japan	Banking	Jan. 25, 1951	(¥ millions) 44,575	% 68.13 (68.13)	—
Nihon Business Lease Co., Ltd.	3-4-6 Nihonbashi Honcho, Chuo-ku, Tokyo, Japan	Leasing	Nov. 26, 1977	(¥ millions) 10,000	% 89.74 (89.74)	—
kabu.com Securities Co., Ltd.	1-28-25,Shinkawa, Chuo-ku, Tokyo, Japan	Online securities	Nov. 19, 1999	(¥ millions) 7,196	% 52.01 (52.01)	—
The Mitsubishi UFJ Factors Limited	1-10 Sakuma-cho, Kanda, Chiyoda-ku, Tokyo, Japan	Factoring	Jun. 1, 1977	(¥ millions) 2,080	% 100.00 (100.00)	—

(Translation)

MU Frontier Servicer	2-46-1 Honmachi, Nakano-ku, Tokyo, Japan	Servicer	Jul. 30, 1999	(¥ millions) 1,500	% 94.44 (94.44)	—
MU Investments	2-15, Muromachi 3-chome, Nihonbashi, Chuo-ku, Tokyo, Japan	Investment advisory service	Sep. 27, 1993	(¥ millions) 2,526	% 100.00 (100.00)
KOKUSAI Asset Management Co., Ltd.	3-1, Marunouchi 3-Chome, Chiyoda-ku, Tokyo, Japan	Asset management	Mar. 1, 1983	(¥ millions) 2,680	% 53.14 (53.14)
UnionBanCal Corporation	400 California Street, San Francisco, CA, 94104, USA	Bank holding company	February 2, 1953	(¥ millions) 15,796 (US$157,670,000)	% 65.40 (65.40)	—
PT U Finance Indonesia	Wisma Standard Chartered Bank Building, 20 & 21 Fl., Jl. Jenderal Sudirman Kav. 33A, Jakarta 10220, Republic of Indonesia	Consumer finance Leasing	May 5, 1995	(¥ millions) 1,776 (Rp millions 163,000)	% 85.00 (85.00)	—
PT. BTMU-BRI Finance	Wisma 46 Kota BNJ, 6th Fl., Jl Jenderal Sudirman Kav. 1, Jakarta 10220, Republic of Indonesia	Consumer finance Leasing	August 2, 1983	(¥ millions) 599 (Rp millions 55,000)	% 55.00 (55.00)	—
BTMU Capital Corporation	111 Huntington Ave., Suite 400, Boston, MA 02199-8001, USA	Leasing	May 31, 1990	(¥ millions) 2 (US$ 29,000)	% 100.00 (100.00)	—
BTMU Leasing & Finance, Inc.)	1251 Ave of the Americas, NY, NY 10020-1104 USA	Leasing	July 26, 1988	(¥ millions) 0 (US$ 0)	% 100.00 (100.00)	—
Mitsubishi UFJ Trust International Limited	24 Lombard Street, London, EC3V, 9AJ, UK	Securities	March 14, 1986	(¥ Millions) 8,004 (£ thousands 40,000)	% 100.00 (100.00)	—
Mitsubishi UFJ Global Custody S.A.	287-289 Route d’Arlon, L-1150, Grand Duchy of Luxembourg)	Trusts Banking	April 11, 1974	(¥ millions) 3,536 (US$ thousands 35,300)	% 100.00 (100.00)	—
Mitsubishi UFJ Trust & Banking Corporation, USA	420 Fifth Ave., 6th Floor, NY,NY 10018, USA	Trusts Banking	March 19, 1986	(¥ millions) 1,001 (US$ thousands 10,000	% 100.00 (100.00)	—
Mitsubishi UFJ Securities International plc	EC2M 2AA 6 Broadgate, London EC2M 2AA, UK	Securities	June 15, 1983	(¥ millions) 82,167 (£ thousands 410,611	% 100.00 (100.00)	—

(Translation)

Mitsubishi UFJ Securities (HK) Holdings, Limited	AIG Tower 11th Fl, 1 Connaught Road, Central, HK	Securities holding company	June 3, 2005	(¥ millions) 15,566 (US$ thousands 155,374)	% 100.00 (100.00)	—
Mitsubishi UFJ Securities (USA), Inc.	1251 Ave of the Americas, New York, 10020-1104, NY, USA	Securities	December 8, 1988	(¥ millions) 6,913 (US$ thousands 69,000)	% 100.00 (100.00)	—
Mitsubishi UFJ Wealth Management Bank (Switzerland), Ltd.	67, Rue du Rhone, 1207, Geneva, Switzerland	Banking Securities	July 3, 2002	(¥ millions) 6,535 (Swiss francs thousands 65,000	% 100.00 (100.00)	—
Mitsubishi UFJ Capital	2-14-1 Kyobashi, Chuo-Ku, Tokyo, 104-0031, Japan	Venture capital	Aug. 1, 1974	(¥ millions) 2,950	% 40.26 (40.26)	—
Mitsubishi UFJ Research & Consulting	2-16-4, Konan, Minato-ku, Tokyo, Japan	Research, trust consulting	Oct. 22, 1985	(¥ millions) 2,060	% 64.81 (64.81)	—
Master Trust Bank of Japan	2-11-3, Hamamatsucho Minato-ku Tokyo, Japan	Trust Banking	Nov. 13, 1985	(¥ millions) 10,000	% 46.50 (46.50)	—
Mitsubishi UFJ Real Estate Services	1-2-1, Marunouchi, Chiyoda-ku, Tokyo, Japan	Real Estate	Jun. 14, 1988	(¥ millions) 300	% 100.00 (100.00)	—
ACOM CO., LTD.	2-1-1, Marunochi, Chiyoda-ku, Tokyo, Japan	Loan Business Loan Guarantee Business	Oct. 23, 1978	(¥ millions) 63,832	% 15.79 (2.60)	(¥ millions) 2,073
Mitsubishi UFJ Lease & Finance	5-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-6525, Japan	Leasing	Apr. 12, 1971	(¥ millions) 16,440	% 25.88 (15.58)	(¥ millions) 173
Mitsubishi Research Institute DCS	4-12-2 Higashi-Shinagawa, Shinagawa-ku, Tokyo 140-8506 Japan	Information	Jul. 10, 1970	(¥ millions) 6,059	% 39.73 (—)	(¥ millions) 145
Chukyo Bank	3-33-13 Sakae, Naka-ku, Nagoya, Japan	Banking	Feb. 10, 1943	(¥ millions) 31,844	% 39.80 (39.80)	—
Mobit	2-4-1 Nishi Shinjuku, Shinjuku-ku, Tokyo, Japan	Finance Loan guarantees	May 17, 2000	(¥ millions) 20,000	% 50.00 (50.00)	—
Gifu Bank	1-7-1 Usa-Minami, Gifu City, Gifu Prefecture, Japan	Banking	May 1, 1942	(¥ millions) 18,321	% 21.45 (21.45)	—
JACCS Co., Ltd.	2-5 Wakamatsucho, Hakodate, Hokkaido, Japan	Installment sales, mediation	December 23, 1948	(¥ Millions) 16,138	% 22.02 (22.02)	—
Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd.	4-1, Nihonbashi 1-chome, Chuo-ku, Tokyo, Japan	Securities	October 25, 2005	(¥ millions) 8,000	% 50.00 (50.00)	—
B O T Lease Co., Ltd.,	9-13, Nihonbashi Honcho 1-chome, Chuo-ku, Tokyo, Japan	Leasing	October 6, 1979	(¥ millions) 5,050	% 22.57 (22.57)	—
PT Bank Nusantara, Parahyangan Tbk.	Jl. Ir. II. Juanda No. 95, Bandung, 40132, Republic of Indonesia	Banking	January 18, 1972	(¥ millions) 1,725 (Rp millions 158,275	% 20.00 (20.00)	—

(Translation)

(Notes)	1.	Amounts less than the unit amount are rounded down.

	2.	Conversions of capital amounts to JP¥ are calculated according to exchange rates as of the settlement date.

	3.	The ratio of voting shares at subsidiary owned by the Company is rounded off to the third decimal point.

	4.	The ratio of voting shares owned by the Company in ( ) is the ratio of voting shares held by the Company’s subsidiaries or affiliates.

	5.	The following companies are newly listed as major subsidiaries: Nihon Business Lease Co., Ltd., Mitsubishi UFJ Wealth Management Bank (Switzerland), Ltd., Mitsubishi UFJ Research & Consulting, JACCS Co., Ltd., and PT Bank Nusantara, Parahyangan.

	6.	As of June 24, 2007, kabu.com Securities Co., Ltd. changed from being an affiliate of the Company to a consolidated affiliate. Afterward, as of December 27, 2007, due to the further acquisition of kabu.com Securities Co., Ltd. shares by Company subsidiary The Bank of Tokyo-Mitsubishi UFJ, Ltd., kabu.com became a subsidiary through increased capital participation by the Group.

	7.	The Company took action on September 20, 2007, to make its subsidiary, Mitsubishi UFJ NICOS Co., Ltd., a wholly-owned subsidiary through the share exchange method. As of November 6, 2007, the Group’s capital contribution was increased through an allocation of new shares to a third party conducted by Mitsubishi UFJ NICOS Co., Ltd.. Even after becoming a wholly-owned subsidiary, Mitsubishi UFJ NICOS Co., Ltd. and the Norinchukin Bank are continuing to maintain and develop their business and capital relationship.

	8.	Company affiliate ACOM CO., LTD. and Company subsidiary The Bank of Tokyo-Mitsubishi UFJ, Ltd. conducted a joint purchase of PT Bank Nusantara, Parahyangan, an Indonesian bank, on December 17, 2007. This action has made PT Bank Nusantara, Parahyangan a Company affiliate.

	9.	On January 28, 2008, Company subsidiary PT UFJ-BRI Finance changed its name to PT. BTMU-BRI Finance.

	10.	Company subsidiary The Senshu Bank, Ltd. entered into merger talks with The Bank of Ikeda Ltd. on February 22, 2008.

	11.	KOKUSAI Asset Management Co., Ltd., which had been a Company affiliate, became a subsidiary on March 12, 2008, through the acquisition of its stock by Company subsidiary Mitsubishi UFJ Securities Co., Ltd.

	12.	On March 17, 2008, Company subsidiary Bank of Tokyo-Mitsubishi UFJ, Ltd. was the recipient of an allocation of new shares to a third party conducted by JACCS Co., Ltd., thereby making JACCS an affiliate of the Company. JACCS took over the individual installment business from Company affiliate Mitsubishi UFJ NICOS Co., Ltd. on April 1, 2008.

(Translation)

(7)	Main lenders

Lender	Loan balance	Conditions of financing to the Company
		No. of shares owned	Ratio of voting rights
Bank of Tokyo-Mitsubishi UFJ, Ltd.	¥395,198 million	144 shares	—
Mitsubishi UFJ Trust and Banking Corporation	¥90,954 million	20 shares	—

(Note)	1.	Amounts less than the unit amount are rounded down.

(8)	Other important items concerning the current condition of the Group

•

On June 11, 2007, the Bank of Tokyo-Mitsubishi UFJ, Ltd. received from the Financial Services Agency administrative orders (business improvement orders) in respect of its overseas business and its domestic investment trust sales and related business. A business improvement plan was submitted on July 5, 2007.

•

In September 2007, the US Office of the Comptroller of the Currency determined that Union Bank of California was insufficient in maintaining an effective anti-money laundering program and in filing suspicious activity reports, and issued Union Bank with business improvement orders. Union Bank also consented to pay a $10 million fine to the Financial Crimes Enforcement Network (FinCEN) and the Office of the Comptroller. Also, the U.S. Department of Justice issued a Deferred Prosecution Agreement and accompanying $21,600,000 forfeiture in connection with the charges.

2.	Items concerning Company Officers (Directors and Auditors)

(1)	Status of officers

Name	Rank and responsibilities	Main concurrent post(s)	Other
Ryosuke Tamakoshi	Chairman (Representative Director)	Deputy Chairman of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Representative Director) Director, Kansai Electric Power Co., Inc.	—

Haruya Uehara	Deputy Chairman (Representative Director) Chief Internal Auditor	President & CEO of Mitsubishi UFJ Trust and Banking Corporation (Representative Director)	—

Nobuo Kuroyanagi	President & CEO (Representative Director)	President of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Representative Director)	—

Katsunori Nagayasu	Deputy Chairman (Representative Director) Business Oversight and Compliance Chief	Deputy President of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Representative Director)	—

Yoshihiro Watanabe	Senior Managing Director (Representative Director) Risk Control Chief	Director of Mitsubishi UFJ Securities Co., Ltd. Director of kabu.com Securities Co., Ltd.	—

Toshihide Mizuno	Senior Managing Director (Representative Director) Planning Chief	Director of Mitsubishi UFJ Trust and Banking Corporation	—

Hiroshi Saito	Senior Managing Director (Representative Director) Finance Chief	Director of The Bank of Tokyo-Mitsubishi UFJ, Ltd.	—

(Translation)

Shintaro Yasuda	Director	Deputy President of Mitsubishi UFJ Trust and Banking Corporation (Representative Director)	—

Hirohisa Aoki	Director	President of Mitsubishi UFJ Securities Co., Ltd. (Representative Director)	—

Fumiyuki Akikusa	Director	Deputy President of Mitsubishi UFJ Securities Co., Ltd. (Representative Director)	—

Nobuyuki Hirano	Director	Managing Director of The Bank of Tokyo-Mitsubishi UFJ, Ltd.	—

Taihei Yuki	Director (Outside Director)	Managing Director of Mitsubishi UFJ Trust and Banking Corporation	—

Iwao Okijima	Director (Outside Director)	Advisor to the Board of Hino Motors, Ltd.	—

Akio Harada	Director (Outside Director)	Attorney at law of Hironaka Law Office Director of Seiko Holdings Corporation Auditor of Sumitomo Corporation Auditor of Shiseido Corporation Auditor of Samantha Thavasa Japan Limited President of Tokyo Woman’s Christian University	—

Takuma Otoshi	Director (Outside Director)	President & Chairman of IBM Japan, Ltd.	—

Haruo Matsuki	Corporate Auditor (Full-Time)		—

Shota Yasuda	Corporate Auditor (Full-Time)		—

Takeo Imai	Corporate Auditor (Outside auditor)	Partner of the law firm Miyake & Imai Corporate Auditor of Mitsubishi UFJ Securities Co., Ltd. Corporate Auditor of Adeka Corporation Corporate Auditor of Kasumi Co., Ltd.	—

Tsutomu Takasuka	Corporate Auditor (Outside auditor)	Full-time Corporate Auditor of The Bank of Tokyo-Mitsubishi UFJ, Ltd.	See Note 1

Kunie Okamoto	Corporate Auditor (Outside auditor)	President of Nippon Life Insurance Company Corporate Auditor of Tokyu Corporation Chairman of the Life Insurance Association of Japan	—

(Notes)	1.	Corporate Auditor Tsutomu Takasuka is a CPA with considerable knowledge of finance and accounting.
	2.	Iwao Okijima, Akio Harada and Takuma Otoshi are Outside Directors defined in Article 2, Item 15 of the Company Law.
	3.	Takeo Imai, Tsutomu Takasuka and Kunie Okamoto are outside auditors defined in Article 2, Item 16 of the Company Law.
	4.	Ryosuke Tamakoshi, Nobuo Kuroyanagi, and Katsunori Nagayasu serve full-time at the Company and The Bank of Tokyo-Mitsubishi UFJ, Ltd., but are approved to have concurrent positions as provided in the Banking Law.
	5.	Haruya Uehara serves full-time at the Company and Mitsubishi UFJ Trust and Banking Corporation, but is approved to have a concurrent position as provided in the Banking Law.
	6.	The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Co., Ltd., kabu.com Securities Co., Ltd., Acom Co., Ltd. and Nippon Life Insurance Company are engaged in financial business.
	7.	Katsunori Nagayasu and Yoshihiro Watanabe both resigned as Representative Directors on April 1, 2008.

(Translation)

(2)	Corporate Officer Compensation

(Unit: ¥ millions)

Category	Compensation
Director	289
Auditor	99
Total	389

(Notes)	1.	Amounts less than the unit amount are rounded down.
	2.	The compensation limits established by the Articles of Incorporation and/or at the General Shareholders Meeting are ¥720 million for Directors and ¥200 million for Auditors.
	3.	In addition to the above, ¥45 million was posted as Reserves for Officer Bonuses for the current fiscal year, premised upon a decision at the 3rd Annual General Shareholders Meeting concerning “Establishment of Bonus Compensation for Directors.”
	4.	In addition to the above, severance pay of a total of ¥225 million for eligible Directors, and of a total of ¥62 million for eligible Auditors, is intended to be implemented as a retirement benefit for Directors and Corporate Auditors, based on the decision at the 2nd Annual General Shareholders Meeting held June 28, 2007 concerning “Presentation of Retirement Benefits to Retiring Directors and Corporate Auditors, and Retirement Severance Pay for Directors and Corporate Auditors in Conjunction with Abolition of the Officer Retirement Benefit System.”
	5.	Retirement benefits for Directors and Corporate Auditors who retired prior to the 2nd Annual General Shareholders Meeting held June 28, 2007 is ¥95 million for Directors and ¥59 million for Corporate Auditors.

3.	Items concerning Outside Officers

(1)	Status of concurrent positions, etc. held by Outside Officers

Name	Concurrent position or other matter
Akio Harada

Director of Seiko Holdings Corporation (Outside officer)

Auditor of Sumitomo Corporation (Outside officer)

Auditor of Shiseido Corporation (Outside officer)

Auditor of Samantha Thavasa Japan Limited (Outside officer)

President of Tokyo Woman’s Christian University

Takuma Otoshi	President & Chairman of IBM Japan, Ltd.

Takeo Imai	Corporate Auditor of Mitsubishi UFJ Securities Co., Ltd. (Outside officer) Corporate Auditor of Adeka Corporation (Outside officer) Corporate Auditor of Kasumi Co., Ltd. (Outside officer)

Tsutomu Takasuka	Full-time Corporate Auditor of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Outside officer)

Kunie Okamoto	President of Nippon Life Insurance Company (Outside officer) Corporate Auditor of Tokyu Corporation (Outside officer) Chairman of the Life Insurance Association of Japan

(Note) 1.	Nippon Life Insurance Company is a major shareholder in the Company.

(Translation)

(2)	Status of main activities of Outside Officers

Name	Term of service	Attendance at Board of Directors meetings, etc.	Statements at Board of Directors meetings and other activities

Iwao Okijima	From October 2005 through the present	Attended 18 of 24 Board of Directors meetings in the current fiscal year	Makes statements as necessary based upon his experience as the manager of a global corporation.

Akio Harada	From June 2006 through the present	Attended 15 of 24 Board of Directors meetings in the current fiscal year	Makes statements as necessary based upon his vast experience as an attorney.

Takuma Otoshi	From June 2004 through the present	Attended 15 of 24 Board of Directors meetings in the current fiscal year	Makes statements as necessary based upon his experience as the manager of a global corporation.

Takeo Imai	From April 2001 through the present	Attended 23 of 24 Board of Directors meetings, and 19 of 21 Corporate Auditors Meetings in the current fiscal year	Makes statements at Board of Directors meetings and Corporate Auditors meetings as necessary from his specialist perspective based upon his rich experience as an attorney.

Tsutomu Takasuka	From June 2005 through the present	Attended 21 of 24 Board of Directors meetings, and all 21 Corporate Auditor Meetings in the current fiscal year	Makes statements at Board of Directors meetings and Corporate Auditors meetings as necessary from his specialist perspective based upon his rich experience as an attorney.

Kunie Okamoto	From October 2005 through the present	Attended 12 of 24 Board of Directors meetings, and 20 of 21 Corporate Auditor Meetings in the current fiscal year	Makes statements at Board of Directors meetings and Corporate Auditors meetings as necessary based upon his experience as manager of one of Japan’s leading companies.

(3)	Limited liability agreements

The Company’s current Articles of Incorporation provide stipulations concerning limited liability agreements with Outside Directors and Outside Corporate Auditors. The details of that limited liability agreement entered into with all Outside Directors and Outside Corporate Auditors are as follows.

(Limited liability agreement with Outside Directors)

Upon conclusion of the Agreement, the liability for damage of Outside Directors pursuant to Article 423(1) of the Company Law shall, in the absence of any serious breach of fiduciary duty, be limited to ¥10 million or the minimum liability amount stipulated in Article 425(1) of the Company Law, whichever is higher.

(Limited liability agreement with Outside Corporate Auditors)

Upon conclusion of the Agreement, the liability for damage of Outside Corporate Auditors pursuant to Article 423(1) of the Company Law shall, in the absence of any serious breach of fiduciary duty, be limited to ¥10 million or the minimum liability amount stipulated in Article 425(1) of the Company Law, whichever is higher.

(Translation)

(4)	Compensation of Outside Officers

		(Unit: ¥ millions)
	Compensation received from the Company	Compensation received from the Company’s parent company, etc.
Total compensation	58	—

(Note)	1.	Amounts less than the unit amount are rounded down.
	2.	In addition to the above, severance pay of a total of ¥28 million for eligible Outside Directors, and of a total of ¥47 million for eligible Outside Auditors, is intended to be implemented as a retirement benefit for Directors and Corporate Auditors, based on the decision at the 2nd Annual General Shareholders Meeting held June 28, 2007 concerning “Presentation of Retirement Benefits to Retiring Directors and Corporate Auditors, and Retirement Severance Pay for Directors and Corporate Auditors in Conjunction with Abolition of the Officer Retirement Benefit System.”

4.	Matters concerning Company stock

(1)	Number of shares

Numbers of issuable shares:

Common stock	33,000,000,000 shares
Class 3 preferred stock	120,000,000 shares
First Series of Class 5 Preferred Stock	400,000,000 shares
Second Series of Class 5 Preferred Stock	400,000,000 shares
Third Series of Class 5 Preferred Stock	400,000,000 shares
Fourth Series of Class 5 Preferred Stock	400,000,000 shares
First Series of Class 6 Preferred Stock	200,000,000 shares
Second Series of Class 6 Preferred Stock	200,000,000 shares
Third Series of Class 6 Preferred Stock	200,000,000 shares
Fourth Series of Class 6 Preferred Stock	200,000,000 shares
First Series of Class 7 Preferred Stock	200,000,000 shares
Second Series of Class 7 Preferred Stock	200,000,000 shares
Third Series of Class 7 Preferred Stock	200,000,000 shares
Fourth Series of Class 7 Preferred Stock	200,000,000 shares
Class 8 Preferred Stock	27,000,000 shares
Class 11 Preferred Stock	1,000 shares
Class 12 Preferred Stock	129,900,000 shares

(Notes)	1.	The combined total number of issuable shares of Series 1 through Series 4 of Class 5 Preferred Stock shall not exceed 400,000,000.
	2.	The combined total number of issuable shares of Series 1 through Series 4 of Class 6 Preferred Stock shall not exceed 200,000,000.
	3.	The combined total number of issuable shares of Series 1 through Series 4 of Class 7 Preferred Stock shall not exceed 200,000,000.

(Translation)

Total number of shares issued:

Common stock	10,861,643,790 shares
First Series of Class 3 Preferred Stock	100,000,000 shares
Class 8 Preferred Stock	17,700,000 shares
Class 11 Preferred Stock	1,000 shares
Class 12 Preferred Stock	33,700,000 shares

(Notes)	1.	A 1,000 for 1 stock split became effective on September 30, 2007, upon which a share trading unit system was implemented whereby 100 shares became equivalent to one (1) share trading unit.
	2.	Treasury common stock at the end of the current fiscal year totaled 500,889,485 shares. There was no treasury preferred stock at the end of the current fiscal year.

(2)	Numbers of shareholders at the end of the current fiscal year

Common stock	470,336
First Series of Class 3 Preferred Stock	3
Class 8 Preferred Stock	1
Class 11 Preferred Stock	1
Class 12 Preferred Stock	2

(3)	Major Shareholders

A.	Common Stock

	Investment in the Company
Name	Number of shares held	Percentage of total shares in issue
Japan Trustee Services Bank, Ltd. (Trust accounts)	528,919,100	4.86%
The Master Trust Bank of Japan, Ltd. (Trust accounts)	458,682,300	4.22%
Hero & Co.	345,922,541	3.18%
Nippon Life Insurance Company	280,011,699	2.57%
State Street Bank & Trust Company	217,112,712	1.99%
The Master Trust Bank of Japan, Ltd. (Meiji Yasuda Life Insurance Company / Retirement benefit trust accounts)	175,000,000	1.61%
State Street Bank & Trust Company 505103	152,482,956	1.40%
Toyota Motor Corporation	149,263,153	1.37%
Meiji Yasuda Life Insurance Company	138,639,341	1.27%
The Master Trust Bank of Japan, Ltd. (Mitsubishi Heavy Industries, Ltd. corporate account / Retirement benefit trust accounts)	118,740,000	1.09%

(Translation)

B.	First Series of Class 3 Preferred Stock

Name	Number of shares held	Percentage of total shares in issue
Meiji Yasuda Life Insurance Company	40,000,000	40%
Tokio Marine & Nichido Fire Insurance Co. Ltd.	40,000,000	40
Nippon Life Insurance Company	20,000,000	20

C.	Class 8 Preferred Stock

Name	Number of shares held	Percentage of total shares in issue
The Norinchukin Bank	17,700,000	100%

D.	Class 11 Preferred Stock

Name	Number of shares held	Percentage of total shares in issue
UFJ Trustee Services PVT. (Bermuda) Limited as the trustee of UFJ International Finance (Bermuda) Trust	1,000	100%

E.	Class 12 Preferred Stock

Name	Number of shares held	Percentage of total shares in issue
The Norinchukin Bank	22,400,000	66.46%
Daido Life Insurance Company	11,300,000	33.53

(Notes pertaining to major shareholders)

1.	The percentage of shares owned is rounded off to the third decimal point.
2.	In addition to the above, the Company holds 500,889,485 shares of own common stock.
3.	Treasury stock is included in calculating the percentage of common stock owned. As of the final day of the current fiscal year there were no shareholders holding a number shares equal to 10% or more of the total number of issued stock exclusive of treasury stock.
4.	The Articles of Incorporation stipulate that the owners of preferred stock shall not possess voting rights, except as otherwise provided by law.
5.	The stock in The Master Trust Bank of Japan, Ltd. (Meiji Yasuda Life Insurance Company / Retirement benefit trust accounts) and the The Master Trust Bank of Japan, Ltd. (Mitsubishi Heavy Industries, Ltd. corporate account/ Retirement benefit trust accounts) are shares contributed to the retirement benefit trusts of the Meiji Yasuda Life Insurance Company and Mitsubishi Heavy Industries, Ltd., and the voting rights are held by Meiji Yasuda Life Insurance Company and Mitsubishi Heavy Industries, Ltd. for their respective shares.

(Translation)

5.	Company share warrants

An outline of the share warrants issued as compensation for service to the Directors, Corporate Auditors, and other Officers (hereinafter referred to collectively as “Officers”) of the Company as well as of Company subsidiaries The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation, as provided in Articles 236, 238, and 240 of the Company Law, is as follows.

	Date of allotment of share warrants	Number of individual warrants	Class and number of the warrant shares (100 shares per warrant)	Issuing price (per warrant)	Strike price (per share)	Expiration date
Series 1 share warrants	December 6, 2007	27,980	Common stock 2,798,000 shares	103,200	¥1	December 6, 2007 through December 5, 2037

(Note)	1.	The Officers possessing the share warrants may exercise the warrants from the date following the date on which they lost their position, either as Director, Corporate Auditor, or other Officer, at their respective companies.

(1)	Company officers holding Company share warrants as of the last day of the current fiscal year

	Number of individual warrants	Class and number of the warrant shares (100 shares per warrant)	Directors (except for outside Directors)		Outside Directors		Corporate Auditors
			No. of holders	Individual warrants	No. of holders	Individual warrants	No. of holders	Individual warrants
Series 1 share warrants	3,717	Common stock 371,700 shares	12	3,116	3	108	5	493

(2)	Company share warrants granted to employees and others during the fiscal year

	Number of individual warrants	Class and number of the warrant shares (100 shares per warrant)	Employees (officers)		Directors or employees (officers) of subsidiaries
			No. of grantees	Individual warrants	No. of grantees	Individual warrants
Series 1 share warrants	24,263	Common stock 2,426,300 shares	39	6,952	85	17,311

(Translation)

6.	Matters concerning accounting auditors

(1)	Accounting auditor status

		(Unit: ¥ millions)
Name	Current fiscal year compensation	Other
Deloitte Touche Tohmatsu (Names of personnel: Shigeo Ogi, Kazutoshi Kogure, Hiroyuki Sonou, Kazumasa Momose	92	The Company contracts with the accounting auditor for the following work, which is stipulated in Article 2(1) of the CPA as non-audit work: consulting on accounting and disclosure; consulting on internal controls; internal control system examination procedures for calculation of owned capital; evaluation work concerning the system integration project.

(Note)	1.	Amounts less than the unit amount are rounded down.
	2.	“Current fiscal year compensation” includes compensation for Financial Products Law-related auditing.
	3.	The total amount of monies and financial asset profits to be paid by the Company, its subsidiaries and affiliates to the accounting auditor is ¥3.842 billion.

(2)	Matters pertaining to the accounting auditor

A.	Dismissal or non-rehiring of the accounting auditor

Dismissal of the accounting auditor is considered when such reasons as those stipulated in Article 340(1) of the Company Law are recognized as applicable to the accounting auditor. Also, in the event that there exist obstacles to the performance of duties by the accounting auditor, or it is otherwise deemed necessary, the Board of Directors, having gained the approval of the Board of Auditors or upon the request of the Board of Auditors, shall look into submitting a proposal at the General Shareholders Meeting for the dismissal or non-rehiring of the accounting auditor.

B.	Policy concerning the exercising of rights granted the Board of Directors under the Articles of Incorporation according to the provisions of Article 459(1) of the Company Law. An amendment of the Articles of Incorporation (current Article 47) enabling the repurchase of shares by resolution of the Board of Directors through the agreement of the shareholders based upon Article 459(1) of the Corporate Law was conducted at the June 29, 2006, so as to ensure flexibility in our capital strategy. Repurchase of shares shall be conducted appropriately based on comprehensive evaluation of business results and the environment for strategic investments.

C.	Examinations of the financial documents of our major subsidiaries and affiliates by accounting auditors other than the Company’s accounting auditor

Of the major subsidiaries and affiliates listed in “1. (6) Conditions at major subsidiaries” above, the following were audited: Mitsubishi UFJ Securities Co., Ltd., The Master Trust Bank of Japan, Ltd., and KOKUSAI Asset Management Co., Ltd. by Ernst & Young ShinNihon; UnionBanCal Corporation, BTMU Leasing and Finance, Inc., and Mitsubishi UFJ Securities (USA) Inc. by Deloitte & Touche LLP; Mitsubishi UFJ Global Custody S.A. by Deloitte S.A.; PTU Finance Indonesia by KAP Purwantono, Sarwoko & Sandjaja; PT. BTMU-BRI Finance by Siddharta, Siddharta & Widjaja; BTMU Capital Corporation by Ernst & Young LLP; The Bank of Tokyo-Mitsubishi UFJ (USA), Ltd. by Crowe Chizek and Company LLC; Mitsubishi UFJ Trust International Limited and Mitsubishi UFJ Securities International plc by KPMG LLP; Mitsubishi UFJ Securities (HK) Holdings, Ltd. by Deloitte Touche Tohmatsu; Mitsubishi UFJ Wealth Management Bank (Switzerland), Ltd. by BDO Visura.

(Translation)

7.	The Company resolves to adopt as follows a system for ensuring the propriety of business (internal control systems) in accordance with Article 362 (4)-6 and (5) of the Company Law and Articles 100(1) and (3) of the Company Law Enforcement Regulations.

(1)	Compliance System

	Establish Group Management Principles, an Ethical Framework, and a Code of Conduct to ensure that officers comply with the law and our Articles of Incorporation in executing their work.

‚	Enhance our system for ensuring legal compliance by Company officers through the establishment of Company Rules and Compliance Manuals and ensuring familiarity with them.

ƒ	Establish committees for the promotion and oversight of compliance, as well as an officer in charge of compliance (Chief Compliance Officer) and a Control Department.

„	Establish a Compliance Program (compliance training, etc., for officers and a concrete plan for ensuring legal compliance by officers), and to follow up on its progress.

…	Establish a Group Compliance Helpline (a system for the reporting, including reporting to parties outside the Company, of improper practices by employees throughout the Group).

†	Stand resolutely against any anti-social elements that threaten public order and safety.

‡	Be mindful of the possibility that funds transacted through financial institutions may be used for criminal or terrorism purposes, and prevent money laundering.

(2)	Customer Protection Control System

	Establish a Basic Policy (company rules) for “Customer Protection Control” so as to improve customer protection and user friendliness, and enhance the Information Control System and the systems for support and explanation to customers, so as to realize “thorough customer orientation” in line with our Group Management Principles and Ethical Framework.

(3)	Information Storage Control System

	Store and manage important documents, such as the minutes and reference materials of meetings of the Board of Directors, Management Committee and other meetings, as required by company rules.

‚	The departments in charge make available for inspection and copying any documents requested by the Auditors.

(Translation)

(4)	Risk Management System

	Ensure management safety and expand shareholder value through comprehensive risk management and control by monitoring business risk as comprehensively as possible according on a uniform scale.

‚	Establish Company rules for risk management and control through the creation of a basic policy for each type of risk, as categorized below, according to the respective risk management regulations:

i.	Credit risk

ii.	Market risk

iii.	Liquidity risk

iv.	Operational risk

ƒ	Establish a control system for comprehensive risk management for the Group, create risk control and management committees, establish Directors and a Control Department to supervise risk management.

„	Manage risk appropriately through a risk management process that includes risk identification, measurement, control, and monitoring.

…	Enhance the system for operating the Capital Allotment System (a system whereby risk is quantified and groupwide economic capital (capital matched up with risk) is allotted according to each consolidated business division or Group company according to risk category).

†	Minimize to the greatest extent possible economic losses or credit damage resulting from crisis occurrence, and at the same time to put in place all systems necessary to ensure business continuity and a rapid return to regular functions in a time of crisis.

(5)	Systems for ensuring work efficiency

	In addition to establishing management objectives, set out a Group management plan, and conduct management control based upon appropriate methods.

‚	Establish a Management Committee and entrust it with determining items prescribed by the Board of Directors. The Management Committee shall, in addition to making determinations concerning the items with which it is entrusted, conduct preliminary examination of items to come before the Board of Directors, so as to contribute to the decision-making process of the Board of Directors. In addition, various commissions shall be established to carry out the enquiry function of the Management Committee.

ƒ	Enhance the command structure based upon Company rules and the organizational system, and to delegate work execution, so as to execute work efficiently based upon the decisions made by the Board of Directors.

(6)	Group Management System

	Establish Group Management Principles, an Ethical Framework, and a Code of Conduct to ensure the appropriate conduct of business by the Group.

‚	In addition to formulating a basic policy for Group management as a holding company, establish Company rules for each item such as Customer Protection Control, Risk Management, Compliance, Internal Audits, etc. Also, conclude Management Control Agreements with The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Co., Ltd., and other Group companies.

ƒ	Conduct Group management control through reporting by Group companies in accordance with work delegation as prescribed by the various Company rules for Group management control.

„	Establish Company rules concerning internal controls and disclosure regulations and procedures regarding financial reporting, and in addition establish an Accounting Auditing Hotline (an internal system for reporting by Group employees as well as any stakeholder concerning Group accounting practices).

(Translation)

(7)	Internal Audit System

	Establish a highly specialized and independent Internal Audit System to take on the function of checking and evaluating the appropriateness and effectiveness of risk management, internal controls, and the governance process, ensuring the soundness and propriety of all work executed by the Company and the Group.

‚	Establish Company rules stipulating the basic agenda of the internal auditing of the Company and the Group.

ƒ	Establish an Audit Committee under the auspices of the Board of Directors as the internal audit unit in charge of deliberating items concerning legal compliance and Company/Group internal audits.

„	Assist in the Company Board of Directors’ overall Group work supervisory function through tie-ins and cooperation by the units in charge of internal auditing at the holding company, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, and Mitsubishi UFJ Securities Co., Ltd, under the direction of the unit in charge of internal auditing at the Company.

…	Work for effective execution of internal auditing by the units in charge of internal auditing constructing cooperative relationships with the Auditors and the auditing company as needed.

(8)	System for employee support for the work of the Auditors

	Establish a Board of Auditors Secretariat as the organization for the support of the auditors, and place it under the direction of the Board of Auditors.

(9)	Independence of employees supporting the work of the Auditors

	Personnel and other matters concerning the employees supporting the work of the Auditors shall be in accordance with the intent of the Board of Auditors with respect to the independence of those employees.

(10)	System for reporting to the Auditors

	The following shall be reported to the Auditors:

i.	Decisions made be the Board of Directors and the Management Committee, as well as items reported to those bodies;

ii.	Matters which may cause significant harm to the Company;

iii.	The progress and results of internal audits;

iv.	Serious infractions of the law, etc.;

v.	The situation concerning reporting to the Group Compliance Helpline and the Accounting Audit Hotline, as well as the items reported;

vi.	Any other matters required by the Auditors for reporting.

(11)	Other systems for ensuring effectiveness of the audits conducted by the Auditors

	The President and the unit in charge of internal auditing shall conduct regular exchanges of opinion with the Auditors.

‚	The Auditors may attend the Board of Directors meetings, as well Management Committee meetings and any other important committees.

ƒ	The Directors shall cooperate with Auditor requests for examinations or hearings.

„	The Directors shall respect the stipulations of the Board of Auditors Regulations and the Audit Standards.

(Translation)

CONSOLIDATED BALANCE SHEET

(as of March 31, 2008)

Mitsubishi UFJ Financial Group, Inc.

(in Millions of Yen)

Item	Amount
(Assets)
Cash and due from banks	10,281,603
Call loans and bills bought	1,293,705
Receivables under resale agreements	7,099,711
Receivables under securities borrowing transactions	8,240,482
Commercial paper and other debt purchased	4,593,198
Trading assets	11,898,762
Money held in trust	401,448
Investment securities	40,851,677
Allowance for losses on investment securities	(30,166)
Loans and bills discounted	88,538,810
Foreign exchanges	1,241,656
Other assets	5,666,981
Tangible fixed assets	1,594,214
Buildings	364,819
Land	775,670
Construction in progress	6,533
Other tangible fixed assets	447,192
Intangible fixed assets	975,043
Software	372,536
Goodwill	336,240
Other intangible fixed assets	266,265
Deferred tax assets	773,688
Customers’ liabilities for acceptances and guarantees	10,652,865
Allowance for credit losses	(1,080,502)

Total assets	192,993,179

(Liabilities)
Deposits	121,307,300
Negotiable certificates of deposit	7,319,321
Call money and bills sold	2,286,382
Payables under repurchase agreements	10,490,735
Payables under securities lending transactions	5,897,051
Commercial paper	349,355
Trading liabilities	5,944,552
Borrowed money	5,050,000
Foreign exchanges	972,113
Short-term corporate bonds	417,200
Bonds and notes	6,285,566
Due to trust accounts	1,462,822
Other liabilities	4,388,814
Reserve for bonuses	49,798
Reserve for bonuses to directors	434
Reserve for retirement benefits	64,771
Reserve for retirement benefits to directors	2,100
Reserve for loyalty award credits	8,079
Reserve for contingent losses	133,110
Reserve for losses related to business restructuring	22,865
Reserves under special laws	4,639
Deferred tax liabilities	84,185
Deferred tax liabilities for land revaluation	199,402
Acceptances and guarantees	10,652,865

Total liabilities	183,393,470

Capital stock	1,383,052
Capital surplus	1,865,696
Retained earnings	4,592,960
Treasury stock	(726,001)
Total shareholders’ equity	7,115,707
Net unrealized gains (losses) on other securities	595,352
Net deferred gains (losses) on hedging instruments	79,043
Land revaluation excess	143,292
Foreign currency translation adjustments	(52,566)
Total valuation and translation adjustments	765,121
Subscription rights to shares	2,509
Minority interests	1,716,370

Total net assets	9,599,708

Total liabilities and net assets	192,993,179

(Translation)

CONSOLIDATED STATEMENTS OF INCOME

(April 1, 2007 to March 31, 2008)

Mitsubishi UFJ Financial Group, Inc.

(in Millions of yen)

Item	Amount
Total ordinary income		6,393,951
Interest income	3,867,924
Interest on loans and bills discounted	2,302,324
Interest and dividends on securities	785,581
Interest on call loans and bills bought	21,514
Interest on receivables under resale agreements	218,139
Interest on receivables under securities borrowing transactions	58,130
Interest on deposits	231,068
Other interest income	251,165
Trust fees	151,720
Fees and commissions	1,249,480
Trading income	365,315
Other business income	319,530
Other ordinary income	439,980

Total ordinary expenses		5,364,938
Interest expenses	2,027,879
Interest on deposits	881,483
Interest on negotiable certificates of deposit	148,124
Interest on call money and bills sold	40,829
Interest on payables under repurchase agreements	338,068
Interest on payables under securities lending transactions	56,270
Interest on commercial paper	16,047
Interest on borrowed money	80,742
Interest on short-term corporate bonds	3,016
Interest on bonds and notes	178,121
Interest on bonds with warrants	8
Other interest expenses	285,167
Fees and commissions	175,921
Other business expenses	239,540
General and administrative expenses	2,157,843
Other ordinary expenses	763,753
Provision for allowance for credit losses	28,789
Others	734,963

Ordinary profits		1,029,013
Extraordinary gains		110,399
Gains on disposition of fixed assets	34,532
Gains on loans written-off	39,875
Gains on sales of equity securities of subsidiaries	16,075
Gains on business divestitures of subsidiaries	10,810
Gains on changes in subsidiaries’ equity	6,985
Reversal of reserve for contingent losses	2,120

Extraordinary losses		118,533
Losses on disposition of fixed assets	15,142
Losses on impairment of fixed assets	14,719
Provision for reserve for contingent liabilities from financial instruments transactions	752
Provision for reserve for losses related to business restructuring	64,049
Prior year adjustments	23,869

Income before income taxes and others		1,020,879
Income taxes-current		100,129
Income taxes-deferred		201,091
Minority interests		83,034

Net income		636,624

(Translation)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER EQUITY AND NET ASSETS

(April 1, 2007 to March 31, 2008)

(in Millions of Yen)

	Shareholders’ Equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Closing balances for prior consolidated term	1,383,052	1,916,300	4,102,199	(1,001,470)	6,400,081
Changes during the period
Dividends from retained earnings			(141,327)		(141,327)
Net income			636,624		636,624
Acquisition of treasury stock				(152,052)	(152,052)
Disposition of treasury stock		(50,604)		427,522	376,917
Reversal of land revaluation excess			5,044		5,044
Increase in companies accounted for under the equity method			(147)		(147)
Decrease in companies accounted for under the equity method			(81)		(81)
Changes in accounting standards in overseas consolidated subsidiaries			(9,217)		(9,217)
Unrecognized actuarial difference based on accounting standard for retirement benefits in UK			(133)		(133)
Changes in items other than shareholders’ equity (net amount)
Total changes during the period		(50,604)	490,760	275,469	715,625

Closing Balances for current consolidated term	1,383,052	1,865,696	4,592,960	(726,001)	7,115,707

(Translation)

(in Millions of Yen)

	Valuation and translation adjustments
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedging instruments	Land revaluation excess	Foreign currency translation adjustments	Total valuation and translation adjustments	Subscription rights to shares	Minority interests	Total net assets
Closing balances for prior consolidated term	2,054,813	(56,429)	148,281	(26,483)	2,120,183	0	2,003,434	10,523,700
Changes during the current term
Dividends from retained earnings								(141,327)
Net income								636,624
Acquisition of treasury stock								(152,052)
Disposition of treasury stock								376,917
Reversal of land revaluation excess								5,044
Increase in companies accounted for under the equity method								(147)
Decrease in companies accounted for under the equity method								(81)
Changes in accounting standards in overseas consolidated subsidiaries								(9,217)
Unrecognized actuarial difference based on accounting standard for retirement benefits in UK								(133)
Changes in items other than shareholders’ equity (net amount)	(1,459,461)	135,472	(4,989)	(26,082)	(1,355,061)	2,508	(287,064)	(1,639,617)
Total changes during the period	(1,459,461)	135,472	(4,989)	(26,082)	(1,355,061)	2,508	(287,064)	(923,991)

Closing balances for current consolidated term	595,352	79,043	143,292	(52,566)	765,121	2,509	1,716,370	9,599,708

The figures noted above are displayed rounded off at 100 million yen.

The definitions of subsidiary companies, subsidiary corporations and affiliated corporations are pursuant to the Banking Law Article 2, paragraph 8 and Banking Law Enforcement Order Article 4-2.

(Translation)

Significant Accounting Policies Applied in the Preparation of the Consolidated Financial Statements

(1)	Scope of Consolidation

j   Number of consolidated subsidiaries: 240

Principal companies:

The Bank of Tokyo-Mitsubishi UFJ, Ltd.	UnionBanCal Corporation
Mitsubishi UFJ Trust and Banking Corporation	Mitsubishi UFJ Wealth Management Bank (Switzerland), Ltd.
Mitsubishi UFJ Securities Co., Ltd.	Mitsubishi UFJ Trust & Banking Corporation (U.S.A.)
The Senshu Bank, Ltd.	Mitsubishi UFJ Global Custody S.A.
The Master Trust Bank of Japan, Ltd.	Mitsubishi UFJ Securities International plc
kabu.com Securities Co., Ltd.	Mitsubishi UFJ Securities (USA), Inc.
Mitsubishi UFJ NICOS Co., Ltd.	Mitsubishi UFJ Trust International Limited
NBL Co., Ltd.	Mitsubishi UFJ Securities (HK) Holdings, Limited
The Mitsubishi UFJ Factors Limited	BTMU Capital Corporation
Mitsubishi UFJ Research & Consulting Co., Ltd.	BTMU Leasing & Finance, Inc.
MU Frontier Servicer Co., Ltd.	PT U Finance Indonesia
Mitsubishi UFJ Capital Co., Ltd.	PT. BTMU-BRI Finance
KOKUSAI Asset Management Co., Ltd.
Mitsubishi UFJ Asset Management Co., Ltd.
MU Investments Co., Ltd.
Mitsubishi UFJ Real Estate Services Co., Ltd.

In the current fiscal year, kabu.com Securities Co., Ltd. and 13 other companies were newly consolidated following additional capital injection into or acquisition of additional shares in such companies, or their organization or for other reasons.

In the current fiscal year, DC Card Co., Ltd. and 24 other companies were excluded from the scope of consolidation due to their dissolution or merger or for other reasons.

UFJ NICOS Co., Ltd. merged with DC Card Co., Ltd. on April 1, 2007 and changed its name to Mitsubishi UFJ NICOS Co., Ltd.

Bank of Tokyo-Mitsubishi UFJ (Luxembourg) S.A. changed its name to Mitsubishi UFJ Global Custody S.A. on April 2, 2007.

PT UFJ-BRI Finance changed its name to PT. BTMU-BRI Finance on January 28, 2008.

k   Non-consolidated subsidiaries: None

l  Entities not consolidated even though MUFG Group owns the majority of votes:

Nichiele Corporation

(Reasons for not being included as a subsidiary company or subsidiary corporation)

A consolidated investment subsidiary owns the majority of votes of this company as passive investment without any intent to control or bringing it under the umbrella so it was not treated as a subsidiary company or subsidiary corporation.

(Translation)

Hygeia Co., Ltd.

(Reasons for not being included as a subsidiary company or subsidiary corporation)

This company was established as a property management agent for a land trust project as passive investment without any intent to control or bringing it under the umbrella so it was not treated as a subsidiary company or subsidiary corporation.

THCAP Investment Limited Partnership

Shonan Sangakurenkei Fund Investment Limited Partnership

Gunma Challenge Fund Investment Limited Partnership

FOODSNET Corporation and 5 other companies

Yamagata Foods Co., Ltd.

Green Bell Co., Ltd.

Patlite Corporation

BESTaFOODS Co., Ltd.

Dream Infinity Inc.

(Reasons for not being included as a subsidiary company or subsidiary corporation)

The consolidated subsidiaries that are managed by venture capital businesses participate in the management of partnerships as unlimited liability partners or own the majority of votes as passive investments without any intent to control or bringing it under the umbrella so it was not treated as a subsidiary company or subsidiary corporation.

(2)	Application of Equity Method

j   Number of affiliates accounted for under the equity method: 43

Principal companies

The Chukyo Bank, Ltd.	ACOM CO., Ltd.
The Gifu Bank, Ltd.	Mobit Co., Ltd.
Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd.	JACCS CO., Ltd.
Mitsubishi UFJ Lease & Finance Company Ltd Mitsubishi Research Institute DCS Co., Ltd.	PT. Bank Nusantara Parahyangan Tbk.
BOT Lease Co., Ltd.

In the current fiscal year, JACCS CO., Ltd. and 1 other company were newly accounted for under the equity method following additional capital injection or for other reasons.

In the current fiscal year, MU Japan Fund PLC was newly accounted for under the equity method because MUFG’s share ownership in its net income (amount relative to holdings) and retained earnings (amount relative to holdings) had a material impact on the consolidated financial statements.

In the current fiscal year, kabu.com Securities Co., Ltd. and 7 other companies were no longer accounted for under the equity method as they were no longer affiliates due to sale of ownership, merger, consolidation or other reasons.

Diamond Lease Co., Ltd. merged with UFJ Central Leasing Co., Ltd. on April 1, 2007 and changed its name to Mitsubishi UFJ Lease & Finance Company Limited.

Diamond Computer Service Co., Ltd. changed its name to Mitsubishi Research Institute DCS Co., Ltd. on April 1, 2007.

(Translation)

k       Non- consolidated subsidiaries and affiliates not accounted for under the equity method

Principal companies

SCB Leasing Public Company Limited

This affiliate is not accounted for under the equity method because the share ownership in its net income (amount relative to holdings), retained earnings (amount relative to holdings) or deferred gains and losses on hedging instruments (amount relative to holdings) do not have a material impact on the consolidated financial statements.

l	Entities not recognized as affiliates in which MUFG owns 20% to 50% of the voting rights

Kyoto Remedies Co., Ltd.	Conversion Co., Ltd.
Kyoto Constella Technologies Co., Ltd.	SSI Co., Ltd.
Super Index Co., Ltd.	Japan Super Map Co., Ltd.
Past Co., Ltd.	NBA Co., Ltd.
Filema Frontier Co., Ltd.	Japan medical Information Research Institute, Inc.
Medical Trials Co., Ltd.	Street Design Co., Ltd.
Mars Ltd.	Cifra Inc.
Assist Computer Systems Co., Ltd.	Centrillion II Venture Capital Corporation

(Reasons for not being included as a subsidiary company or subsidiary corporation)

The consolidated subsidiaries that are managed by venture capital businesses participate in the management of partnerships as unlimited liability partners or own the majority of votes as passive investments without any intent to control or bring them under the umbrella so they were not treated as subsidiary companies or subsidiary corporations.

Ryogoku City Core Co., Ltd

(Reasons for not being included as a subsidiary company or subsidiary corporation)

This company was established as a property management agent for a land trust project as a passive investment without any intent to control or bringing it under the umbrella so it was not treated as a subsidiary company or subsidiary corporation.

(3)	Balance sheet dates of consolidated subsidiary companies and subsidiary corporations

j	Balance sheet dates of consolidated subsidiaries are as follows:

Last day of May	3 subsidiaries

Last day of August	1 subsidiary

Last day of October	1 subsidiary

Last day of December	137 subsidiaries

January 24	17 subsidiaries

Last day of January	1 subsidiary

Last day of February	1 subsidiary

Last day of March	79 subsidiaries

(Translation)

k    Two subsidiaries with a balance sheet date as of the last day of May are consolidated based on their preliminary financial statements as of the last day of February.

One of the subsidiaries with a balance sheet date as of the last day of May and the subsidiaries with a balance sheet date as of the last day of August are consolidated based on their preliminary financial statements as of the last day of March.

A subsidiary with a balance sheet date as of the last day of October is consolidated based on its preliminary financial statements as of the last day of January.

Subsidiaries other than specified above are consolidated based on the financial statements as of their balance sheet dates. Adjustments are made in the consolidated financial statements to reflect significant transactions that occurred between the balance sheet dates of the subsidiaries and the consolidated balance sheet date.

(Additional information)

The Bank of Tokyo-Mitsubishi UFJ, Ltd., a consolidated subsidiary of MUFG, established Bank of Tokyo-Mitsubishi UFJ (China), Ltd. on June 28, 2007 and transferred its 6 branches and 2 representative offices in China to the new company on July 1, 2007. Bank of Tokyo-Mitsubishi UFJ (China), Ltd. is consolidated based on its financial statements as of the last day of December.

(4)	Valuation of assets and liabilities of consolidated subsidiary companies and subsidiary corporations, etc.

The assets and liabilities of consolidated subsidiary companies and subsidiary corporations, etc. are stated at their fair values on the balance sheet dates of the subsidiaries.

(5)	Amortization of goodwill

Goodwill on Mitsubishi UFJ Securities Co., Ltd., kabu.com Securities Co., Ltd., Mitsubishi UFJ NICOS Co., Ltd. and UnionBanCal Corporation is amortized, in principle, using the a straight-line method over 20 years starting from the period of the consolidation. Other goodwill, negative goodwill and their equivalents with insignificant balances are expensed in the fiscal year incurred.

Accounting	Policies

(1)	Trading assets and trading liabilities; valuation policy and trading income and expenses

Transactions involving short-term fluctuations or arbitrage opportunities in interest rates, currency exchange rates, market prices of securities or other market indices (“Trading transactions”) are presented in “Trading assets” and “Trading liabilities” in the consolidated balance sheets on a trade date basis, and gains and losses from trading transactions are presented in “Trading income” and “Trading expenses” in the consolidated statements of income on a trade date basis. Trading assets and trading liabilities are stated at their fair values on the consolidated balance sheet date.

(2)	Investment securities

(a)	Debt securities being held to maturity are stated at amortized costs (using the straight-line method) computed under the moving average method. Investments in non-consolidated affiliates not accounted for under the equity method are stated at acquisition costs computed under the moving average method. Other securities with quoted market prices are stated at their quoted market prices on the consolidated balance sheet date (cost of securities sold is calculated primarily under the moving average method) and other securities for which quoted market prices are not available are stated at acquisition costs or amortized costs as computed under the moving average method. Net unrealized gains (losses) on other securities are included directly in net assets, net of applicable income taxes, except in the case of securities with embedded derivatives, which are measured at fair value in their entirety with the change in fair value recognized in current earnings.

(b)	Securities which are held as trust assets in money held in trust are accounted for under the same basis as noted above in Notes (1) and (2)(a). Unrealized gains and losses on securities in money held in trust, which are not held for trading purposes or held to maturity, are included directly in net assets, net of applicable income taxes.

(Translation)

(3)	Derivatives transactions

Derivatives transactions (other than trading transactions) are calculated, in principle, based on fair value.

(4)	Depreciation

j	Fixed tangible assets

Depreciation for tangible fixed assets of MUFG and its domestic consolidated banking subsidiaries and trust banking subsidiaries is computed under the declining-balance method. Also, the estimated useful lives are as follows:

Buildings:	15 years to 50 years
Equipment:	2 years to 20 years

Depreciation for tangible fixed assets of other consolidated subsidiaries is computed primarily under the straight-line method based on their estimated useful lives.

(Changes in accounting policies)

Depreciation for tangible fixed assets acquired as of April 1, 2007, other than buildings (excluding fixtures attached to the buildings) of a domestic consolidated banking subsidiary, is computed in accordance with the Corporate Tax Law as amended by the FY 2007 Tax Reform.

Also, the domestic consolidated banking subsidiary has re-examined its accounting treatment for the residual value of its buildings (excluding fixtures attached to buildings), based on historical and other date related to its disposition of buildings in accordance with the FY 2007 Tax Reform and determined that the residual value should be adjusted to a nominal amount. As a result of this re-examination, starting this fiscal year, the amended declining-balance method, under which buildings, regardless of the date of their acquisition, are depreciated to a nominal value at the end of their useful lives, as set forth in the Corporate Tax Law, is used as the new computation method for depreciation for buildings of the domestic consolidated banking subsidiary.

This change resulted in a ¥11,135 million increase in general and administrative expenses and a decrease of the same amount respectively in ordinary profits and income before taxes and other adjustments.

(Additional information)

The residual value of tangible fixed assets acquired on or prior to March 31, 2007, other than the domestic consolidated banking subsidiary’s buildings (excluding fixtures attached to buildings), is depreciated over 5 years by the straight-line method starting in the fiscal year immediately following the fiscal year in which the cumulative amount of depreciation has reached 95% of the acquisition cost. This change resulted in a ¥2,576 million increase in general and administrative expenses and a ¥2,576 million decrease in ordinary income and income before income taxes and others in the fiscal year ended March 31, 2008.

k	Intangible fixed assets

Depreciation for intangible fixed assets is computed primarily under the straight-line method. Development costs for internally used software are capitalized and depreciated under the straight-line method over the estimated useful lives (primarily 3 to 10 years).

(Translation)

(5)	Deferred assets

Stock issuance costs and bond issuance costs are expensed as incurred.

Bonds are stated at amortized costs (using the straight-line method). Discount on bonds recognized prior to March 31, 2006 is amortized using the straight-line method over the life of corresponding bonds and the unamortized portion is deducted directly from bonds and notes in accordance with “Tentative Solution on Accounting for Deferred Assets” (Corporate Accounting Standards Practical Application Report No.19, August 11, 2006).

(6)	Allowance for credit losses

Principal domestic consolidated subsidiary companies and subsidiary corporations provide allowance for credit losses in accordance with the internal standards for self-assessment of asset quality and the internal standards for write-offs and provisions, and they are booked as follows.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses (“bankrupt borrowers”) or borrowers that are not legally or formally bankrupt but are regarded as substantially in a similar condition (“substantially bankrupt borrowers”), allowances are provided based on the amount of claims, after write-offs as stated below, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees. For claims on borrowers that are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt (“potentially bankrupt borrowers”) excluding a portion of which principal and interest payment can be reasonably estimated from borrower’s cash flows, allowances are provided based on an overall solvency assessment of the claims, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees. For claims on potentially bankrupt borrowers and claims on borrowers requiring close monitoring, of which principal and interest payment can be reasonably estimated from borrower’s cash flows, allowances are provided in an amount equal to the difference between the book value of the claims and the fair value of principal and interest, which is calculated using estimated cash flows discounted at the initial contractual interest rates.

For other claims, allowances are provided based on historical credit loss experience. For claims originated in specific foreign countries, additional allowances are provided based on an assessment of political and economic conditions of these countries.

All claims are assessed by branches and the credit supervision departments in accordance with the internal standards for self-assessment of asset quality. The credit review department, which is independent from those operating sections, subsequently audits these assessments. The allowances presented above reflect these internally audited assessments.

Note that for claims on bankrupt borrowers and substantially bankrupt borrowers, the amount of claims exceeding the estimated value of collateral or guarantees, that is deemed uncollectible, has been written-off. The total amount of write-offs is ¥691,894 million.

Consolidated subsidiaries, not adopting procedures stated above, provide allowances based on their historical credit loss experience for general claims and based on individual assessments of the possibility of collection for specific deteriorated claims.

(7)	Allowances for losses on investment securities

Allowances for losses on investment securities are provided based on assessments of each issuer’s financial condition and other relevant factors.

(Translation)

(8)	Reserve for bonuses

Reserve for bonuses, which is provided for future bonus payments to employees, reflects an estimated amount accrued on the consolidated balance sheet date.

(9)	Reserve for bonuses to directors

Reserve for bonuses to directors, which is provided for future bonus payments to directors, reflects an estimated accrued on the consolidated balance sheet date.

(10)	Reserve for retirement benefits

Reserve for retirement benefits, which is provided for future pension payments to employees, is recorded in the amount deemed accrued at the consolidated balance sheet date based on the projected benefit obligation and the estimated asset amount at the end of each fiscal year. Also, amortization of prior service cost and net actuarial gain or loss is as follows:

Unrecognized prior service cost	Amortized under the straight-line method for a set period (primarily over 10 years), within the employees’ average remaining service period, commencing on the fiscal year in which the services are provided.

Unrecognized net actuarial gains (losses)	Amortized under the straight-line method for a set period (primarily over 10 years), within the employees’ average remaining service period, commencing on the fiscal year immediately following the fiscal year in which the services were provided.

(11)	Reserve for retirement benefits to directors

Reserve for retirement benefits to directors, which is provided for payments of retirement benefits to directors, is recorded in the amount deemed accrued at the consolidated balance sheet date based on the estimated amount of benefits.

(New Presentation Rule)

With application as of the fiscal year started April 1, 2007, reserve for retirement benefits to directors is separately presented in accordance with the revision to the forms appended to the “Banking Law Enforcement Regulations” (Ministry of Finance Ordinance No. 10, 1982) by the “Cabinet Office Ordinance to Amend Part of Banking Law Enforcement Regulations” (Cabinet Office Ordinance No. 76, September 28, 2007).

Reserve for retirement benefits to directors of subsidiary companies and subsidiary corporations, etc. was included in “Other liabilities” for the prior consolidated fiscal year, and the amount of “Reserve for retirement benefits to directors” which would have been included in “Other liabilities” is ¥1,241 million.

(12)	Reserve for loyalty award credits

Reserve for loyalty award credits, which is provided to meet future use of credits granted to customers with credit cards like the Super IC Card, is recorded in the amount deemed necessary based on the estimated future use of unused credits.

(New presentation rule)

Reserve for loyalty award was previously immaterial and included in “Other liabilities”. “Reserve for loyalty award credits”, which was previously reported as part of “Other liabilities,” is ¥5,208 million.

(Translation)

(13)	Reserve for contingent losses

Reserve for contingent losses, which is provided for possible losses from contingent events related to off-balance sheet and other transactions, is calculated by estimation of the impact of these contingent events.

(14)	Reserve for losses related to business restructuring

Reserve for losses related to business restructuring is provided for estimated future losses related to business restructuring in consolidated subsidiaries.

(15)	Reserves under special laws

Reserves under special laws represents the ¥4,639 million of reserve for contingent liabilities from financial instruments transactions set aside in accordance with Article 46-5-1 and Article 48-3-1 of the Financial Instruments and Exchange Law.

Reserve for contingent liabilities from financial futures transactions was previously set aside in accordance with Article 81 of the Financial Futures Trading Law, and reserve for contingent liabilities from securities transactions was previously set aside in accordance with Article 51 of the Securities and Exchange Law. These reserves have been replaced by reserve for contingent liabilities from financial instruments transactions since the Financial Instruments and Exchange Law became effective on September 30, 2007.

(16)	Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies or booked at overseas branches of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries are translated into yen primarily at exchange rates in effect on the consolidated balance sheet date, except for investments in non-consolidated affiliates which are translated into yen at exchange rates in effect on the acquisition dates.

Assets and liabilities denominated in foreign currencies of other consolidated subsidiaries are translated into yen at the exchange rates in effect on the consolidated balance sheet date.

(17)	Leasing transactions

Finance leases of domestic consolidated subsidiaries which do not involve transfer of ownership to lessees are accounted for as operating leases.

(18)	Hedge accounting

(A) Hedge accounting for interest rate risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging transactions for interest rate risks arising from monetary assets and liabilities. Individual hedging or portfolio hedging, as described in the Japanese Institute of Certified Public Accountants Industry Audit Committee Report No.24, “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (February 13, 2002) and JICPA Accounting Committee Report No.14, “Practical Guidelines for Accounting for Financial Instruments” (January 31, 2000), are primarily applied to determine hedged items.

With respect to hedging transactions to offset fluctuations in the fair value of fixed rate deposits, loans and other instruments, hedging instruments (e.g. interest rate swaps) are designated to hedged items individually or collectively by their maturities in accordance with Industry Audit Committee Report No.24. With respect to hedging transactions to offset fluctuations in fair value of fixed rate bonds classified as other securities, hedging instruments (e.g. interest rate swaps) are designated to hedged items collectively by the type of bond. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms.

(Translation)

With respect to hedging transactions to fix the cash flows related to floating rate deposits and loans as well as short-term fixed rate deposits, loans and other instruments, hedging instruments (e.g. interest rate swaps) are designated to hedged items collectively by interest rate indices and tenors in accordance with Industry Audit Committee Report No.24. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms. The effectiveness of hedging transactions is also assessed by verifying the correlation between hedged items and hedging instruments.

As of the end of the 2002 fiscal year, deferred hedge losses and gains were recorded in the consolidated balance sheet as a result of the application of macro hedge accounting based on JICPA Industry Audit Committee Report No.15 “Tentative Treatment for Accounting and Auditing in Adoption of Accounting Standards for Banking Industry” (February 15, 2000), under which the overall interest rate risks arising from numerous deposits, loans and other instruments are hedged collectively by derivative transactions. These losses and gains are amortized as expense or income over the remaining lives of the macro hedging instruments (for a maximum period of 15 years from April 1, 2003). Deferred hedge losses and gains attributable to macro hedge accounting as of March 31, 2008 are ¥25,715 million (before tax effect adjustment) and ¥41,677 million (before tax effect adjustment), respectively.

(B) Hedge accounting for foreign currency risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging transactions for foreign currency risks arising from monetary assets and liabilities denominated in foreign currencies. Portfolio hedging is applied to determine hedged items as described in JICPA Industry Audit Committee Report No. 25 “Treatment of Accounting and Auditing concerning Accounting for Foreign Currency Transactions in the Banking Industry” (July 29, 2002). Hedging instruments (e.g. currency swaps and forward exchange contracts) are designated to hedged items collectively by currencies.

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted deferred hedge accounting method for hedging transactions for foreign currency risks arising from investments in subsidiaries denominated in foreign currencies while adopting the fair value hedge accounting method for hedging transactions for foreign currency risks arising from foreign securities (other than bonds). Portfolio hedging and individual hedging are applied to determine hedged items. Liabilities denominated in foreign currencies and forward exchange contracts are used as hedging instruments.

(C) Transactions among consolidated companies

Derivative transactions, including interest rate swaps and currency swaps which are designated as hedging instruments, among consolidated companies or between trading accounts and other accounts (or among internal sections) are not eliminated from the consolidated statements of income and related gains and losses are recognized or deferred under hedge accounting because these derivative transactions are executed, meeting certain criteria under JICPA Industry Audit Committee Reports No.24 and No.25 to be regarded as equivalent to external third party transactions.

(19)	Consumption taxes

National and local consumption taxes are excluded from transaction amounts. Non-deductible portions of consumption taxes on the purchases of tangible fixed assets are expensed when incurred.

(Translation)

Changes in Significant Accounting Policies Applied in the Preparation of the Consolidated Financial Statements

(Accounting Policy for Financial Instruments)

ASBJ Accounting Standard No.10 “Accounting Standard for Financial Instruments” and JICPA Accounting Committee Report No.14, “Practical Guidelines for Accounting for Financial Instruments” were revised on June 15, 2007 and July 4, 2007, respectively. The accounting standard and the practical guidelines are applicable to fiscal years and interim periods ending on or after the date of enactment of the above, and MUFG adopted the revised “Accounting Standard” and “Practical Guidelines” starting from this fiscal year. The revisions do not have any impact on the consolidated financial statements.

(Changes in the grouping method for recognition and measurement of impairment losses on fixed assets)

Upon its merger with DC Card Co., Ltd., Mitsubishi UFJ NICOS Co., Ltd., a consolidated subsidiary of MUFG, changed its grouping method for recognition and measurement of impairment losses on fixed assets. Assets related to the credit card business, which were previously grouped as one unit, were grouped into smaller business units which are consistent with the ongoing management and monitoring under the internal managerial accounting. This change was as a result of the operating system improvements and business restructuring following the merger. This change resulted in a ¥1,085 million increase in ordinary profits and a ¥4,174 million decrease in income before income taxes and others.

(Changes in Presentation Method)

(Consolidated Income Statements)

The forms appended to the “Banking Law Enforcement Regulations” (Ministry of Finance Ordinance No. 10, 1982) were revised by the “Cabinet Office Ordinance to Amend Part of Banking Law Enforcement Regulations” (Cabinet Office Ordinance No. 60, August 8, 2007), effective of September 30, 2007. In accordance with the revision, starting in the current fiscal year, reserve for contingent liabilities from financial futures transactions and reserve for contingent liabilities from securities transactions, which were previously included in “Extraordinary losses,” are presented in the consolidated statements of income as included in “Reserve for contingent liabilities from financial instruments transactions”.

Notes to the Consolidated Financial Statements

(Consolidated balance sheets)

1.	Total stock and investments in affiliates (excluding stock and investments in consolidated subsidiary companies and corporations) ¥251,535 million

2.	“Investment securities” includes ¥942 million of unsecured securities loaned with respect to which borrowers have rights to sell or pledge. For borrowed securities under securities borrowing transactions and securities purchased under resale agreements, that permit MUFG Group to sell or pledge securities without restrictions, ¥5,557,035 million is pledged, ¥399,451 million is loaned and ¥14,686,956 million is held by MUFG Group at the consolidated balance sheet date.

3.	Loans to bankrupt borrowers are ¥43,298 million, and non-accrual delinquent loans are ¥737,926 million. Loans to bankrupt borrowers are loans, after write-offs, to bankrupt borrowers as defined in Article 96-1-3-1 to 5 and 96-1-4 of the Enforcement Ordinance of the Corporate Tax Law (No. 97 in 1965) on which accrued interest income is not recognized (“Non-accrual loans” excluding the portion that written off as bad debt) as there is substantial doubt as to the collection of principal and/or interest because of delinquencies in payment of principal and/or interest for a significant period of time or for some other reasons.

Non-accrual delinquent loans represent non-accrual loans other than loans to bankrupt borrowers and loans renegotiated at concessionary terms, including reduction or deferral of interest due to the borrower’s weakened financial condition.

(Translation)

4.	Loans past due for 3 months or more are ¥17,900 million. Loans past due for 3 months or more represent loans whose principal and/or interest payments have been past due for 3 months or more, excluding loans to bankrupt borrowers and non-accrual delinquent loans.

5.	Restructured loans: ¥477,544 million. Restructured loans represent loans renegotiated at concessionary terms, including reduction or deferral of interest or principal and waiver of the claims, due to the borrower’s weakened financial condition, excluding loans to bankrupt borrowers, non-accrual delinquent loans and loans past due for 3 months or more.

6.	The total amount of loans to bankrupt borrowers, non-accrual delinquent loans, loans past due for 3 months or more and restructured loans was ¥1,276,670 million. Note that the amounts provided in Notes 3 to 6 represent gross amounts before the deduction of allowances for credit losses.

7.	Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No.24. MUFG’s banking subsidiaries and trust banking subsidiaries have rights to sell or pledge bank acceptances bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions. The total face value of these bills is ¥989,845 million.

8.	Assets pledged as collateral are as follows:

Cash and due from banks:	¥2,124 million
Trading assets:	¥815,656 million
Investment securities:	¥2,364,483 million
Loans and bills discounted:	¥86,330 million
Other assets:	¥34 million
Tangible fixed assets:	¥1,142 million
Intangible fixed assets:	¥764 million

Liabilities related to pledged assets are as follows:

Deposits:	¥393,748 million
Call money and bills sold:	¥610,900 million
Commercial paper	¥25,000 million
Borrowed money:	¥2,120,577 million
Bonds and notes:	¥17,154 million
Acceptances and guarantees:	¥2,124 million

In addition to the items listed above, ¥113,293 million of cash and due from banks, ¥568,156 million of commercial paper and debt purchased, ¥19,698 million of trading assets, ¥4,670,829 million of investment securities, ¥6,165,191 million of loans and bills discounted, and ¥5,707 million of other assets have been pledged as collateral for cash settlements and other transactions or as deposits for margin accounts of futures and other transactions. ¥4,432,044 million of trading assets and ¥6,151,604 million of investment securities have been sold under repurchase agreements or loaned under secured lending transactions. Payables corresponding to the assets sold or loaned under repurchase agreements and under securities lending transactions are ¥5,903,798 million and ¥3,877,010 million, respectively. Bills rediscounted are accounted for as financial transactions in accordance with Industry Audit Committee Report No.24. The total face value of rediscounted bank acceptances bought, commercial bills discounted, documentary bills and bills of exchange rediscounted is ¥7,927 million.

(Translation)

9.	Overdraft facilities and commitment lines of credit are binding contracts under which MUFG’s consolidated subsidiaries have obligations to disburse funds up to predetermined limits upon the borrower’s request as long as there have been no breach of contracts. The total amount of the unused portion of these facilities is ¥69,330,633 million. The total amount of the unused portion does not necessarily represent actual future cash requirements because many of these contracts are expected to expire without being drawn upon. In addition, most of these contracts include clauses which allow MUFG’s consolidated subsidiaries to decline the borrower’s request for disbursement or decrease contracted limits for cause, such as changes in financial conditions or deterioration in the borrower’s creditworthiness. MUFG’s consolidated subsidiaries may request the borrowers to pledge real property and/or securities as collateral upon signing of the contract and will perform periodic monitoring on the borrower’s business conditions in accordance with internal procedures, which may lead to renegotiation of the terms and conditions of the contracts and/or initiate the request for additional collateral and/or guarantees.

10.	In accordance with the “Law concerning Revaluation of Land” (the “Law”) (No.34, March 31, 1998), land used for business operations of domestic consolidated banking subsidiary and domestic consolidated trust banking subsidiary has been revalued as of the dates indicated below. The total excess from revaluation, net of income taxes corresponding to the excess which are recognized as “Deferred tax liabilities for land revaluation”, is stated as “Land revaluation excess” in net assets. Land revaluation excess includes MUFG’s share of affiliated companies’ land revaluation excess.

Dates of revaluation:

Domestic consolidated banking subsidiary	March 31, 1998

Domestic consolidated trust banking subsidiary	March 31, 1998, December 31, 2001 and March 31, 2002

The method of revaluation as set forth in Article 3, Paragraph 3 of the “Law”:

Fair values are determined based on “Published land price under the Land Price Publication Law” stipulated in Article 2-1 of the “Enforcement Ordinance of the Law concerning Revaluation of Land” (“Ordinance”) (No.119, March 31, 1998), “Standard land price determined on measurement spots under the Enforcement Ordinance of National Land Planning Law” stipulated in Article 2-2 of the “Ordinance”, “Land price determined by the method established and published by the Director General of the National Tax Agency in order to calculate land value which is used for determining taxable amounts subject to landholding tax articulated in Article 16 of the Landholding Tax Law” stipulated in Article 2-4 of the “Ordinance” with price adjustments by shape and time and, in addition, appraisal by certified real estate appraisers stipulated in Article 2-5 of the “Ordinance” with price adjustments for time. Some of MUFG’s equity method affiliates have revalued their land used for business operations as of March 31, 2002.

11. Accumulated depreciation on tangible fixed assets	¥1,372,174 million.

12. Deferred gains on tangible fixed assets deducted for tax purposes	¥91,673 million.

13.	Borrowed money includes ¥1,202,500 million of subordinated borrowings with a special clause stating that the debt is subordinated to other borrowings.

14.	Bonds and notes include ¥3,158,606 million of subordinated bonds.

(Translation)

15.	The principal amounts of money trusts and loan trusts entrusted to domestic trust banking subsidiaries, for which repayment of the principal to the customers is guaranteed, are ¥1,277,958 million and ¥231,508 million, respectively.

16.	Guarantee obligations for private placement bonds in “Investment securities” (provided in accordance with the Article 2-3 of the Financial Instruments and Exchange Law) is ¥3,093,449 million.

17. Net assets per share	¥727.98

MUFG split its shares 1000 for 1 on September 30, 2007. The stock split information per share for the prior consolidated fiscal year if the stock split had taken place at the start of the prior term would be as follows:

Net assets per share (Prior consolidated fiscal year)	¥801.32

18.	Besides the fixed assets recorded on the consolidated balance sheet, a portion of computers used finance leases that do not involve transfer of ownership.

1. Amount equivalent to purchase price
Tangible fixed assets	¥166,946 million
Intangible fixed assets	¥151,405 million
Total	¥318,351 million

2. Amount equivalent to cumulative depreciation
Tangible fixed assets	¥87,016 million
Intangible fixed assets	¥84,115 million
Total	¥171,132 million

3. Amount equivalent to cumulative devaluation loss
Tangible fixed assets	¥1,068 million
Intangible fixed assets	¥37 million
Total	¥1,105 million

4. Amount equivalent to year-end balance
Tangible fixed assets	¥78,861 million
Intangible fixed assets	¥67,252 million
Total	¥146,113 million

(Note)	The amount equivalent to purchase price is calculated by a method that includes interest paid since the year-end balance of prepaid lease charges as a ratio of the year-end balance for tangible fixed assets and such is low. The primary items included in intangible fixed assets are calculated by a method that subtracts a reasonable estimated amount for the interest equivalent amount.

5. Prepaid lease fees

Amount equivalent to year-end balance
	Within one year	¥ 49,570 million
	Over one year	¥ 99,869 million
	Total	¥149,440 million

(Note)	The amount equivalent to the year-end balance for prepaid lease fees is computed by a method that includes interest paid since the year-end balance of prepaid lease fees as a ratio of the year-end balance for tangible fixed assets and such is low. The primary items included in intangible fixed assets are computed by a method that subtracts a reasonable estimated amount for the interest equivalent amount.

6.	Year-end balance of the lease asset impairment account ¥ 970 million

7.	Lease fee payments, drawn down amount from lease asset impairment account, amount equivalent to devaluation amortization expense, amount equivalent to paid interest and impairment loss

Lease fee payments	¥57,380 million
Drawdown from lease asset impairment account	¥209 million
Amount equivalent to devaluation amortization expense	¥56,057 million
Amount equivalent to paid interest	¥1,180 million
Impairment loss	¥1,179 million

8.	Computation method for amount equivalent to impairment amortization expense

The straight line method was used with the lease term as the useful life and the residual value as zero.

9.	Computation method for the amount equivalent to interest

The interest method was used for pro rating the differential between the total lease fees and amount equivalent to the purchase price of the leased property, as the amount equivalent to the interest, for each consolidated fiscal year.

(Translation)

19.	Consolidated fiscal year-end reserve for retirement benefits is as follows:

Reserve for retirement benefits	(¥1,909,046 million)
Pension assets (current value)	2,459,264
Shortfall in reserves for retirement benefits	550,217
Unrecognized actuarial computation differential	(22,342)
Unrecognized past service liability (amortization of prior service)	(56,456)
Net amount of consolidated balance sheets	471,418
Prepaid pension expense	536,189
Retirement benefit reserves	(64,771)

(Consolidated Income Statements)

1.	“Other ordinary income” includes ¥176,970 million of gains on sales of equity securities and ¥152,639 million of leasing fees relating to the consolidated leasing subsidiaries.

2.	“Other ordinary expenses” includes ¥251,597 million of write-offs of loans, ¥132,564 million of leasing costs relating to the consolidated leasing subsidiaries, and ¥187,104 million of write down of equity securities.

3.	“Prior year adjustments” is represents adjustments on assets of UFJ Bank Limited, which became a consolidated subsidiary on October 1, 2005

4.	Net profit amount per share	¥61.00
	Net profit amount per share after residual securities adjustment	¥60.62

MUFG split its shares 1000 to 1 on September 30, 2007. Note that the stock split information per share for the prior consolidated fiscal year if the stock split has taken place at the start of the prior term would be as follows:

(Prior consolidated fiscal year)

Current net profit amount per share	¥86.79
Current net profit amount per share after residual securities adjustment	¥86.27

(Translation)

(Consolidated statement of changes in shareholder equity, etc.)

1.	Detailed information regarding the number of outstanding shares, type and number of treasury stocks

	Number of shares as of March 31, 2007 (thousand shares)	Number of shares increased (thousand shares)	Number of shares decreased (thousand shares)	Number of shares as of fiscal year-end (thousand shares)	Notes
Outstanding shares
Common stock	10,861	10,850,782	—	10,861,643	(1)
Preferred stock first series of class 3	100	99,900	—	100,000	(2)
Preferred stock class 8	17	17,682	—	17,700	(3)
Preferred stock class 11	0	0	—	1	(4)
Preferred stock class 12	33	33,666	—	33,700	(5)

Total	11,013	11,002,031	—	11,013,044

Treasury stock
Common stock	654	781,337	277,729	504,262	(6)

Total	654	781,337	277,729	504,262

(1)	Increase in the number of common stock by 10,850,782 thousand shares was due to stock split.
(2)	Increase in the number of preferred stock first series of class 3 by 99,900 thousand shares was due to stock split.
(3)	Increase in the number of preferred stock class 8 by 17,682 thousand shares was due to stock split.
(4)	Increase in the number of preferred stock class 11 by 0 thousand shares was due to stock split.
(5)	Increase in the number of preferred stock class 12 by 33,666 thousand shares was due to stock split.
(6)	Increase in the number of common stock held in treasury by 781,337 thousand shares was mainly due to stock split, acquisition of fractional shares and shares constituting less than a unit, repurchase of stock under the resolution of the Board of Directors and increase in the number of shares held by subsidiaries and affiliates. Decrease in the number of common stock held in treasury by 277,729 thousand shares was mainly due to share exchange, sale of fractional shares and shares constituting less than a unit and decrease in the number of shares held by affiliates.

(Translation)

2.	Subscription rights to shares and new treasury stock subscription rights

Issuer	Type of Subscription rights to shares	Type of shares to be issued	Number of shares subject to subscription rights (shares)					Notes
			Prior consolidate fiscal year-end	Current Consolidate fiscal year		As of fiscal year-end	Balance as of fiscal year-end
				Increase	Decrease
(¥ million)
	Subscription rights to shares (Treasury shares)	—	—	—	—	—	—
MUFG			(—)	(—)	(—)	(—)	(—)
	Subscription to stock options	—					2,408
Consolidated subsidiaries (Treasury shares)		—					100 (—)

Total		—					2,509 (—)

3.	Detailed information regarding cash dividends

Date of approval	Type of shares	Total Dividends (¥ million)	Amount per share (¥)	Record date	Effective date
General meeting of shareholders on June 28, 2007	Common stock	61,259	6,000	March 31, 2007	June 28, 2007
	First series of class 3 preferred stock	3,000	30,000	March 31, 2007	June 28, 2007
	Class 8 preferred stock	140	7,950	March 31, 2007	June 28, 2007
	Class 11 preferred stock	0	2,650	March 31, 2007	June 28, 2007
	Class 12 preferred stock	193	5,750	March 31, 2007	June 28, 2007
Board of directors meeting on November 21, 2007	Common stock	73,411	7	September 30, 2007	December 10, 2007
	First series of class 3 preferred stock	3,000	30	September 30, 2007	December 10, 2007
	Class 8 preferred stock	140	7.95	September 30, 2007	December 10, 2007
	Class 11 preferred stock	0	2.65	September 30, 2007	December 10, 2007
	Class 12 preferred stock	193	5.75	September 30, 2007	December 10, 2007

The total amount of dividends above includes ¥11 million paid to consolidated subsidiaries.

Also, MUFG conducted a 1,000 for 1 stock split of common and preferred shares effective on September 30, 2007.

In a resolution to be brought before the regular shareholders meeting on June 27, 2008, the following proposal will be made concerning stock allocations.

Date of approval (scheduled)	Type of shares	Total Dividends (¥ million)	Source of dividends	Amount per share (¥)	Record date	Effective date
General meeting of shareholders on June 27, 2008 (Scheduled)	Common shares	72,525	Retained earnings	7	March 31, 2008	June 27, 2008
	First series of class 3 preferred shares	3,000	Retained earnings	30	March 31, 2008	June 27, 2008
	Class 8 preferred stock	140	Retained earnings	7.95	March 31, 2008	June 27, 2008
	Class 11 preferred stock	0	Retained earnings	2.65	March 31, 2008	June 27, 2008
	Class 12 preferred stock	193	Retained earnings	5.75	March 31, 2008	June 27, 2008

(Investment Securities)

In addition to “Investment securities,” the following tables include trading securities, securities related to trading transactions and trading short-term corporate bonds classified as “Trading assets,” negotiable certificates of deposit in “Cash and due from banks” and beneficiary certificates of commodity investment trusts in “Commercial Paper and other debt purchased.”

1.	Trading securities (as of March 31, 2008)

	Amount on consolidated balance sheet (million yen)	Net unrealized gains (losses) recorded in the consolidated statement of income during this period (million yen)
Trading securities	10,048,468	53,379

2.	Debt securities being held to maturity with market values (as of March 31, 2008)

	Amount on consolidated balance sheet (million yen)	Market value (million yen)	Net unrealized gains (losses) (million yen)	Unrealized gains (million yen)	Unrealized losses (million yen)
Bonds	2,805,196	2,824,350	19,153	21,178	2,025
Government bonds	2,496,983	2,512,116	15,133	17,129	1,996
Municipal bonds	71,844	73,073	1,229	1,229	—
Corporate bonds	236,368	239,159	2,790	2,819	28
Other	136,778	137,862	1,083	1,304	220
Foreign bonds	20,934	22,018	1,084	1,304	220
Other	115,844	115,844	(0)	—	0

Total	2,941,975	2,962,212	20,237	22,483	2,245

(Note)
1.	Market Value is calculated by using quoted market prices and/or other information on the consolidated fiscal year-end date.
2.	“Unrealized gain” and “Unrealized loss” are respectively a breakdown of the “Differential amount.”

(Translation)

3.	Other securities with market values (as of March 31, 2008)

	Acquisition cost (million yen)	Amount on the consolidated balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Equity securities	4,296,748	5,674,702	1,377,953	1,737,517	359,564
Bonds	17,070,963	17,062,116	(8,847)	82,767	91,614
Government bonds	15,366,668	15,343,602	(23,065)	66,131	89,196
Municipal bonds	198,806	202,574	3,767	3,916	148
Corporate bonds	1,505,488	1,515,939	10,450	12,719	2,269
Other	13,789,594	13,425,362	(364,231)	192,167	556,398
Foreign equity securities	97,079	192,234	95,154	95,682	527
Foreign bonds	8,435,851	8,415,050	(20,800)	65,715	86,515
Other	5,256,662	4,818,077	(438,584)	30,770	469,355

Total	35,157,305	36,162,180	1,004,875	2,012,453	1,007,578

(Note)

1.	“Amount on the consolidated balance sheet” in this table means market value calculated by using quoted market prices and/or other information as of the consolidated fiscal year-end date.
2.	“Unrealized gain” and “Unrealized loss” are respectively a breakdown of the “Differential amount.”
3.	Other securities held by MUFG or domestic consolidated subsidiaries with a market value or reasonably evaluated value are subject to write-downs when the market value or reasonably evaluated value of these securities has declined considerably and at the end of the consolidated fiscal year, it is determined that it not probable that the value will recover to the acquisition cost. In such case, any differences between fair value and acquisition cost are recognized as losses for the period. Market value is determined to have “considerably declined” based on the classification of the issuers of the securities in accordance with predetermined internal standards for self-assessment of asset quality as follows:

Bankrupt, Substantially bankrupt or Potentially bankrupt issuers:

Market value is lower than acquisition cost.

Issuers requiring close monitoring:

Market value has declined 30% or more from acquisition cost.

Other issuers:

Market value has declined 50% or more, from acquisition cost.

“Bankrupt issuer” means issuer who has entered into bankruptcy, special liquidation proceedings or similar legal proceedings, or whose notes have been dishonored and suspended from processing through clearing houses. “Substantially bankrupt issuer” means issuer who is not legally or formally bankrupt but regarded as substantially in a similar condition. “Potentially bankrupt issuer” means issuer who is not legally bankrupt but deemed to have high possibility of becoming bankrupt. “Issuer requiring close monitoring” means issuer who is financially weak and under close monitoring conducted by MUFG’s subsidiaries.

4.	Included in the valuation differential, as a result of reflecting losses of ¥13,982 million (expenses), which are related to the securities with embedded derivatives, the amount that is targeted for being recorded in net assets is ¥1,018,857 million. Also, the amount ¥594,757 million is recorded as “Other securities valuation differential amount,” which is derived by subtracting the parent company holdings equivalent amount included in other securities valuation differential amount that equity method affiliated companies and such hold, ¥2,746 million, from the amount to which the minority shareholdings equivalent amount, ¥7,771 million, has been added, included in the ¥589,732 million derived after subtracting deferred tax liability or ¥443,589 million from ¥1,033,321 million to which was added ¥14,463 million, the valuation differential amount for other securities, which are the structural assets combined with the same targeted amount.

(Translation)

4.	Other securities sold during the consolidated fiscal year (April 1, 2007 to March 31, 2008)

(in millions of yen)

	Amount sold	Total gain on sales	Total loss on sales
Other securities	50,118,819	332,133	144,781

5.	Securities not stated at market value and amount recorded on consolidated balance sheet (excluding items in 2.) (as of March 31, 2008)

(in millions of yen)

Amount on the consolidated balance sheet
Debt securities being held to maturity
Foreign bonds	12,886
Other securities
Domestic equity securities	446,418
Domestic corporate bonds	3,481,687
Foreign equity securities	72,450
Foreign bonds	243,430

6.	Redemption schedule of bonds classified as other securities with maturities and securities being held to maturity (as of March 31, 2008)

(in millions of yen)

	Within 1 year (million yen)	1 year to 5 years (million yen)	5 years to 10 years (million yen)	Over 10 years (million yen)
Bonds	8,972,284	7,467,376	4,633,923	2,279,647
Government bonds	8,200,246	4,273,924	3,634,820	1,731,595
Municipal bonds	24,752	145,509	105,963	3,846
Corporate bonds	747,285	3,047,942	893,139	544,205
Other	799,114	3,425,040	2,761,209	5,570,201
Foreign bonds	589,635	2,986,504	1,440,348	2,955,942
Other	209,479	438,536	1,320,861	2,614,259

Total	9,771,398	10,892,417	7,395,133	7,849,848

(Translation)

(Money Held in Trust)

1.	Money held in trust for trading purpose (as of March 31, 2008)

(in millions of yen)

	Amount on consolidated balance sheet (million yen)	Net unrealized gains (losses) recorded in the consolidated statement of income during current consolidated fiscal year (million yen)
Money held in trust for trading	72,392	(9,671)

2.	Money held in trust not for trading purpose or being held to maturity (as of March 31, 2008)

(in millions of yen)

	Acquisition costs (million yen)	Amount on consolidated balance sheet (million yen)	Net unrealized gains (losses) (million yen)	Unrealized Gains (million yen)	Unrealized Losses (million yen)
Money held in trust not for trading or to be held to maturity	328,054	329,055	1,001	1,091	89

(Note)
1.	Amount on the consolidated balance sheet means market value calculated by using quoted market prices and/or other information as of the consolidated fiscal year-end date.
2.	“Unrealized gain” and “Unrealized loss” are respectively a breakdown of the “Differential amount.”
3.	The ¥595 million derived by subtracting the deferred tax liability amount of ¥406 million from the valuation differential amount is recorded in “Other securities valuation differential amount.”

(Stock Options)

1.	Stock options expensed for the consolidated fiscal year and item name

General and administrative expenses: ¥2,509 million

(Translation)

2.	Outline of stock options content, scale and changes

(1)	MUFG

j	Outline of stock options

	Stock options of 2007
Number and category of grantees (Names)	Directors	15
	Corporate auditors	5
	Executive officers	39
	Directors and executive officers of subsidiaries	130

Number of stock options by type of stock (Note)	Common shares	2,798,000
Grant date	December 6, 2007
Condition for vesting	Retirement
Required service period	June 28, 2007 to June 27, 2008
Exercise period	December 6, 2007 to December 5, 2037

(Note)	Shown in number of shares.

k	Scale and changes in stock options

These are stock options that existed in this consolidated fiscal year and the number of stock options is converted to number of shares.

(a)	Number of stock options (in shares)

Stock options of 2007
Non-vested (shares)
Prior consolidate fiscal year-end	—
Granted	2,798,000
Forfeited	—
Vested	—
Outstanding	2,798,000
Vested (shares)
Prior consolidated fiscal year-end	—
Vested	—
Exercised	—
Forfeited	—
Outstanding	—

(Translation)

(b)	Price information

Stock options of 2007
Exercise price (¥)	1
Average stock price upon exercise (¥)	—
Fair value at grant date (¥)	1,032

l	Calculation for fair value of stock options

The fair value of the stock options granted in the 2007 is calculated as follows:

(a)	Calculation method : The Black-Sholes Model

(b)	Assumptions used in calculation

Stock options of 2007
Volatility of stock price (Note) 1	31.06%
Estimated remaining outstanding period (Note) 2	4 years
Expected dividend (Note) 3	¥11 per share
Risk-free interest rate (Note) 4	0.95%

(Note)

1.	Calculated based on the actual stock prices over four years (November 30, 2003 to November 29, 2007).
2.	Estimated remaining outstanding period cannot be readily made due to lack of historical data. The average period of service of directors of MUFG and subsidiaries of MUFG is used.
3.	The actual dividend on common stock for the fiscal year ended March 31, 2007.
4.	Japanese government bond yield applicable to the estimated remaining outstanding period of the stock options.

m	Estimated number of stock options to be vested

The actual number of forfeited stock options alone is reflected because the number of stock options that will be forfeited in the future cannot be readily estimated.

(Translation)

(2)	kabu.com Securities Co., Ltd. (consolidated subsidiary)

j	Outline of stock options

	2003 stock options		2004 stock options		2006 stock options
Category and number of grantees (Note 3)	Director Employees	1 36	Director Corporate auditor Employees	1 1 4	Director Executive officer Employees	1 1 31

Number of stock options (Notes 1, 2)	Common shares 12,861		Common shares 1,854		Common shares 4,314

Grant date	December 31, 2003		April 30, 2004		March 31, 2006

Condition for vesting	Being a director, executive officer or employee of kabu.com Securities Co., Ltd. upon exercise		Being a director, executive officer or employee of kabu.com Securities Co., Ltd. upon exercise		Being a director, executive officer or employee of kabu.com Securities Co., Ltd. upon exercise

Required service period	N.A.		N.A.		N.A.

Exercise period	January 1, 2006 to December 31, 2010		May 1, 2006 to December 31, 2010		July 1, 2007 to June 30, 2012

(Note)
1.	Shown in numbers of shares of the Company.
2.	The numbers of shares for the 2003 stock options and the 2004 stock options are adjusted by reflecting the 3 for 1 common stock splits effective on September 28, 2004 and July 20, 2005.
3.	A corporate auditor, who is a grantee for the 2004 stock options, retired and was elected as a director by the general meeting of shareholders of kabu.com Securities Co., Ltd. on June 22, 2004.

k	Scale and changes in stock options

These are stock options that existed in this consolidated fiscal year and the number of stock options is converted to number of shares.

(a) Number of stock options

	2003 stock options	2004 stock options	2006 stock options
Non-vested (shares)
Prior consolidate fiscal year-end	—	—	3,753
Granted	—	—	—
Forfeited	—	—	111
Vested	—	—	3,642
Outstanding	—	—	—
Vested (shares)
Prior consolidate fiscal year-end	4,185	846	—
Vested	—	—	3,642
Exercised	3,375	333	—
Forfeited	27	—	—
Outstanding	783	513	3,642

(Translation)

(b)	Price information

	2003 stock options	2004 stock options	2006 stock options
Exercise price (¥)	15,000	22,366	327,022
Average stock price upon exercise (¥) (Note 1)	117,000	135,486	—
Fair value at grant date (¥) (Note 2)	—	—	—

(Note)

1.	The exercise prices of the 2003 stock options and 2004 stock options are adjusted by reflecting the 3 for 1 common stock splits effective on September 28, 2004 and July 20, 2005. Note that “Average stock price upon exercise” is the average stock price of the company at the time of exercise.

2.	Not applicable to stock options granted prior to the effective date of the Company Law.

(3)	Palace Capital Partners A Co., Ltd. (consolidated subsidiary)

j Outline	of stock options

	2007 stock options(1)		2007 stock options(2)
Category and number of grantees (name)	Directors Executive officer	2 1	Director Employees	1 9

Number of stock options (shares) (Note)	Common shares 1,450		Common shares 1,130

Grant date	September 1, 2007		September 1, 2007

Condition for vesting	Being a director, corporate auditor, executive officer or employee of Palace Capital Partners A Co., Ltd. or its subsidiary upon exercise unless retired of retirement age		Being a director, corporate auditor, executive officer or employee of Palace Capital Partners A Co., Ltd. or its subsidiary upon exercise unless retired of retirement age

Required service period	N.A.		N.A.

Exercise period	September 1, 2007 to August 31, 2012		September 2, 2009 to August 31, 2012

(Note)    Shown in numbers of shares of the company.

(Translation)

           k   Size of stock options and changes

These are stock options that existed in this consolidated fiscal year and the number of stock options is converted to number of shares.

(a) Number of stock options (in shares)

	2007 stock options (1)	2007 stock options (2)
Non-vested
As of March 31, 2007	—	—
Granted	1,450	1,130
Forfeited	—	—
Vested	1,450	—
Outstanding	—	1,130
Vested
As of March 31, 2007	—	—
Granted	1,450	—
Forfeited	—	—
Vested	—	—
Outstanding	1,450	—

(b) Price information (per share)

	2007 stock options (1)	2007 stock options (2)
Exercise price (¥)	¥1	¥99,972
Average stock price upon exercise(¥)	—	—
Fair value at grant date (¥)	¥99,971	¥0

l	Calculation for fair value of stock options

Shares underlying the 2007 stock options, which were granted in this fiscal year, were unlisted as of grant date so an estimated intrinsic value is shown instead of fair value.

Stock options of 2007
Valuation method for stock to be basis for calculating the value	Comparison to similar companies

Aggregate amount of intrinsic value of stock options for consolidated fiscal year (million yen)	¥ 144

Aggregate amount of intrinsic value of exercised stock options as of exercise date in the consolidated fiscal year (million yen)	—

m	Estimated number of stock options to be vested

The actual number of forfeited stock options alone is reflected because the number of stock options that will be forfeited in the future cannot be readily estimated.

(Translation)

(Business combinations, etc.)

(Business combinations ergers between companies under common control of the parent company)

UFJ NICOS Co., Ltd. merged with DC Card Co., Ltd. on April 1, 2007 under the merger agreement that was approved by the board of directors on December 20, 2006. As both UFJ NICOS Co., Ltd. and DC Card Co., Ltd. were subsidiaries of MUFG, the merger was treated as a transaction between companies under common control of the parent company.

1.	Summary information

(1)	Company names and their main businesses

j	Merging company

Name: UFJ NICOS Co., Ltd.

Business: Credit card business

k	Merged company

Name: DC Card Co., Ltd.

Business: Credit cared business

(2)	Date of the merger

April 1, 2007

(3)	Legal form of the merger

UFJ NICOS Co., Ltd. was the surviving company and DC Card Co., Ltd. was the dissolved company.

(4)	Name of the company after the merger

Mitsubishi UFJ NICOS Co., Ltd.

(5)	Purpose of the merger

The purpose of the merger of the core credit card companies within MUFG Group is to establish a leading credit card company with a stable business base and solid profitability which is able to offer cutting-edge solutions to customers.

2.	The accounting method

The share exchange was accounted for in accordance with the “Comment on Accounting Standard for Business Combinations” (FSA Business Accounting Council, October 31, 2003) and ASBJ Guidance No.10 “Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (December 27, 2005). As a result, goodwill and gains on changes in equity were recognized.

(1)	Amount of goodwill: ¥3,244 million

(2)	The cause of goodwill is the difference between increased value in the ownership and the acquisition cost.

(3)	Depreciation: under the straight-line method over 20 years

(4)	Amount of gains on changes in equity: ¥6,985 million

(Translation)

(Business combination to which purchase method was applied)

The Bank of Tokyo-Mitsubishi UFJ, Ltd., a consolidated subsidiary of MUFG, resolved to acquire shares of kabu.com Securities Co., Ltd., an equity method affiliate of MUFG, through a public tender offer at the meeting of its board of directors on March 5, 2007. The tender offer commenced on March 20, 2007 and was completed on April 18, 2007 and The Bank of Tokyo-Mitsubishi UFJ, Ltd. acquired 94,000 common shares of kabu.com Securities Co., Ltd. As a result of the tender offer, MUFG and its subsidiaries’ share of voting rights in kabu.com Securities Co., Ltd increased to 40.36%.

By the resolution of the general meeting of shareholders of kabu.com Securities Co., Ltd. on June 24, 2007, a majority of the board of directors of kabu.com Securities Co., Ltd. is occupied by persons (1) who are/were directors, executive officers or employees of MUFG or its subsidiaries and (2) are able to influence the financial and business policies of kabu.com Securities Co., Ltd. As a result, kabu.com Securities Co., Ltd. has become a consolidated subsidiary of MUFG.

1.	Summary information

(1) Name of corporation obtained	kabu.com Securities Co., Ltd.

(2) Content of business	Securities business

(3) Scale	Capital	¥7,195 million (as of March 2007)
	Total Assets	¥363,771 million (as of March 2007)
	Number of employees	81 (as of March 31, 2007)

(4) Purpose of the consolidation

The purpose of the consolidation is to strengthen the integration among MUFG Group companies in internet based retail financial services.

(5) Date of the consolidation	June 24, 2007

(6) Legal form	Additional purchase of shares

(7) Additional share of voting rights	9.50%

2.	Results of operations of kabu.com Securities Co., Ltd. from April 1, 2007 to March 31, 2008 are reflected in the consolidated financial statements.

3.	Cost of the acquisition

Acquisition cost (Breakdown)	¥22,653 million
Shares	¥22,560 million
Fees and charges	¥93 million

Total	¥22,653 million

4.	Goodwill

(1) Amount of goodwill	¥14,681 million

(2) Cause of goodwill	Difference between the increased value in the ownership and the acquisition costs.

(3) Depreciation method and period Straight-line method over 20 years

5.	Assets and liabilities increased by the merger

(1) Assets	Total assets:	¥ 388,728 million
	Margin account assets:	¥ 177,455 million
	Cash segregated as deposits for regulatory purpose:	¥ 108,746 million

(2) Liabilities	Total liabilities:	¥ 326,203 million
	Deposits received:	¥ 122,695 million
	Margin account liabilities:	¥ 120,394 million

(Translation)

(Business combinations between companies under common control)

By way of a share exchange effective on September 30, 2007, Mitsubishi UFJ Securities Co., Ltd. has become a wholly-owned subsidiary of MUFG. This transaction was treated as one between companies under common control of the parent company.

1.	Summary information

(1)	Name of the merged company and main business

	Name	Mitsubishi UFJ Securities Co., Ltd.
	Business	Securities business

(2)	Legal form of merger	Share exchange

(3)	Name of the company after merger Mitsubishi UFJ Securities Co., Ltd.

(4)	Purpose of the consolidation

MUFG Group has been actively pursuing its integrated group strategy and MUFG Group companies are being integrated as a unified group to deliver high-quality financial instruments and services. Direct financing is increasing in importance and business combinations are much more frequent because of the ongoing deregulation in the Japanese financial markets. MUFG Group is required to enhance, in compliance with laws and regulations, its promptness and effectiveness. To make Mitsubishi UFJ Securities Co., Ltd. a wholly-owned subsidiary is expected contribute to improving the efficiency and integration among MUFG Group companies

2.	Accounting method

The share exchange was accounted for in accordance with the “Comment on Accounting Standard for Business Combinations” (FSA Business Accounting Council, October 31, 2003) and ASBJ Guidance No.10 “Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (December 27, 2005). As a result, goodwill was recognized.

3.	Acquisition of additional shares of subsidiaries

(1)	Cost of the acquisition and breakdown

Acquisition cost	¥375,719 million

Shares:	¥375,526 million
Fees and charges:	¥192 million

Total	¥375,719 million

(2)	Share exchange ratio

j	Share allotment: 1 MUFG share to each 1.02 shares of Mitsubishi UFJ Securities Co., Ltd.

k	Basis for calculation of share exchange ratio

MUFG and Mitsubishi UFJ Securities Co., Ltd. deliberately examined the results of analysis and professional opinions relating to the share exchange ratio provided by third-party institutions which are designated separately to perform a fairness analysis relating to the share exchange ratio. As a result of subsequent negotiations between the two parties, the final ratio was decided. In evaluating the terms and conditions of the share exchange, third-party institutions performed historical price analysis, precedent transaction analysis, discounted cash flow analysis and other relevant analyses. They reviewed and examined the results of such analysis comprehensively in preparing their opinions.

l	Number of shares and valuation amount

Number of shares	277,857,563 shares
Valuation amount	¥375,719 million

(3)	Goodwill amount, cause, depreciation method and depreciation period

(a) Amount of goodwill ¥96,335 million

(b) The cause of goodwill is the difference between the increased value in the ownership and the acquisition costs.

(c) Depreciation: under the straight-line method over 20 years

(Translation)

(Business divestiture)

Union Bank of California N.A. (“UBOC”) signed a definitive agreement to sell its retirement recordkeeping business to Prudential Retirement, a subsidiary of Prudential Financial, Inc., on November 29, 2007. The sale was completed on December 31, 2007.

1.	Summary information

(1)	Name of the purchaser:

Prudential Retirement, a subsidiary of Prudential Financial, Inc.

(2)	Divested business:

Retirement recordkeeping business

(3)	Primary reason for the divestiture:

The decision to exit the retirement recordkeeping business was based on UBOC’s determination that it lacked scale while required to make significant investments in technology to remain competitive and profitable.

(4)	Date of the divestiture:

December 31, 2007

(5)	Legal structure of the divestiture:

Business transfer with UBOC selling the business to Prudential Retirement

2.	Accounting treatment

Proceeds from sale of business by subsidiary	¥ 10,810 million

(Breakdown)

Proceed from the sale	¥11,516 million
Intangible assets	¥706 million

Gains on business divestitures of subsidiaries	¥10,810 million

Note that proceeds from sale are after deduction of ¥239 million of fees related to the sale

3.	Summary of income from the divested business recorded on statements for this consolidated fiscal year

Ordinary income	¥6,037 million
Ordinary expenses	¥5,984 million

Ordinary profits	¥52 million

(Translation)

(Subsequent events)

(Redemption of preferred securities)

Boards of Directors of MUFG and The Bank of Tokyo-Mitsubishi UFJ, Ltd., a consolidated subsidiary of MUFG, resolved to authorize the redemption in full of preferred securities issued by Tokai Preferred Capital Company L.L.C., a subsidiary of The Bank of Tokyo-Mitsubishi UFJ, Ltd. on April 28, 2008.

Summary of non-dilutive preferred securities to be redeemed is as follows:

Note that the scheduled redemption date is June 30, 2008.

Issuer	Tokai Preferred Capital Company L.L.C.

Type of issued securities

Non-cumulative preferred securities (the “Preferred securities”)

The holders of the Preferred securities are entitled to liquidating distributions substantially pari pasu with those of the preferred shares issued by The Bank of Tokyo-Mitsubishi UFJ, Ltd., ranking most senior in priority of payment as to liquidation distributions.

Maturity

Perpetual

Provided, however, that on and after the dividend payment date in June 2008, the preferred securities may be redeemed at the option of the issuer, in whole or part, on any dividend payment date.

Dividends

On a non-cumulative basis at a fixed rate

Provided, however, that with respect to each dividend period after June 2008, dividends will be payable on a non-cumulative basis at a stepped-up floating rate.

Aggregate issue amount	USD 1,000,000,000.00 (USD 1,000.00 per security)

Closing date	March 26, 1998

Redemption amount	USD 1,000,000,000.00

Redemption price	USD 1,000.00 per security

(Translation)

(Additional information)

(Underwriting of the third-party allotment of new shares of Mitsubishi UFJ NICOS Co., Ltd.)

MUFG resolved, at the meeting of the Board of Directors held on September 20, 2007, to underwrite the entirety of the ¥120 billion third-party allotment of new shares of Mitsubishi UFJ NICOS Co., Ltd. and acquired 400,000,000 common shares on November 6, 2007.

Outline of third-party allotment

Payment due date	November 6, 2007

Total amount of payment	¥ 120 billion

Outstanding shares before allotment	1,022,924,559 shares

New shares	400,000,000 shares

Outstanding shares after allotment	1,422,924,559 shares

Allottee	Mitsubishi UFJ Financial Group, Inc

As a result of this transaction, ¥ 21,688 million of goodwill is recognized on the balance sheet as of March 31, 2008.

In addition, subject to approval of the general meeting of shareholders of Mitsubishi UFJ NICOS Co., Ltd., MUFG plans to make Mitsubishi UFJ NICOS Co., Ltd. a wholly owned subsidiary by using the share exchange which will be effective on August 1, 2008.

(Repurchase of common stock)

MUFG resolved, at the meeting of the Board of Directors held on October 31, 2007, to repurchase its own common stock. The objective of stock repurchase is to improve capital efficiency and expedite the implementation of flexible capital policies.

Outline of repurchase

Type of stock:	Common stock

Aggregate number of shares to be repurchased:	Up to 150,000,000 shares

Aggregate amount of fund to repurchase:	Up to ¥ 150 billion

Repurchase period:	From December 3, 2007 to March 24, 2008

The repurchase of common stock was terminated on December 13, 2007 pursuant to the aforementioned resolution. Results of the repurchase are as follows.

Aggregate number of shares repurchased:	126,513,900 shares

Aggregate amount of repurchase price:	¥149,999,921,400

Repurchase period:	From December 3, 2007 to December 13, 2007

(English Translation of the Auditor’s Report Originally Issued in the Japanese Language)

Audit Report of the Independent Auditor

May 15, 2008

Mitsubishi UFJ Financial Group Inc.

To: Board of Directors

Deloitte Touche Tohmatsu

Designated Partner,

Executive Partner Certified Public Accountant Shigeo Hagi (Seal)

Designated Partner,

Executive Partner Certified Public Accountant Kazutoshi Kogure (Seal)

Designated Partner,

Executive Partner Certified Public Accountant Hiroyuki Sonno (Seal)

Designated Partner,

Executive Partner Certified Public Accountant Kazumasa Momose (Seal)

Deloitte Touche Tohmatsu has, based on the provisions in Article 444 Clause 4 of the Company Law, conducted audits on the financial statements of Mitsubishi UFJ Financial Group, Inc., for April 1, 2007, to March 31, 2008, specifically, on the consolidated balance sheets, consolidated statement of income, and consolidated statement of changes in shareholders’ equity. The responsibility to create these financial statements is on management, and it is the responsibility of Deloitte Touche Tohmatsu to express opinions on the financial statements from an independent position.

Deloitte Touche Tohmatsu conducted the audits in accordance with generally accepted auditing standards in Japan. The objective of the auditing standards is to obtain a reasonable guarantee from the accounting auditor (Deloitte Touche Tohmatsu) that there is no material misstatement in the financial statements. The audits are conducted on the basis of an audit test, which includes reviewing the statements in the consolidated financial reports as a whole, including the accounting policy employed by management as well as its application and the evaluation of estimates performed by management. Deloitte Touche Tohmatsu concludes that a reasonable basis for giving an opinion has been provided as result of the audit.

Deloitte Touche Tohmatsu recognizes that, in accordance with generally accepted auditing standards in Japan, the above consolidated financial statements appropriately state in all material aspects the condition of assets and profit and loss of the period relevant to the consolidated financial statements of the corporate group that consists of Mitsubishi UFJ Financial Group, Inc., and its consolidated subsidiaries.

No material relationship to be stated based on the provision of the Certified Public Accountants Law exists between the Company and Deloitte Touche Tohmatsu or its Executive Partners.

END

(Translation)

(English Translation of the Report of the Board of Statutory Auditors Originally Issued in the Japanese Language)

Audit Report

The Board of Statutory Auditors, with regard to the exercise of function of the Directors in the 3rd fiscal year from April 1, 2007, to March 31, 2008, has created this audit report, upon deliberation based on the individual audit reports created by the individual Auditors, and herein report as follows.

1. Method and Content of Audit by the Auditors and the Board of Statutory Auditors

The Board of Statutory Auditors has set the policy for audits and audit plans, and has received reports on the state of auditing and the results from each Auditor, as well as receiving reports on the execution of duties from the Board of Directors and the accounting auditor and has requested explanation as necessary.

Each of the Auditors, in accordance with the audit standards set forth by the Board of Statutory Auditors, in accordance with the audit policy, audit plans and the like, in an effort toward mutual understanding with the Board of Directors, the internal Audit Division, and other employees strove to collect information and organize the audit environment, and implemented the audit by attending meetings of the Board of Directors and other important meetings, receiving reports from the Board of Directors, employees, and others concerning their state of exercise of job functions including job functions related to employees, requesting explanations when necessary, reviewing decision documents and other important documents, and investigated the state of business and assets of the company. In addition, they monitored and verified the content of the Board of Directors resolution concerning the establishment of a system in accordance with Article 100, Clauses 1 and 3 of the Company Law Enforcement Regulations to ensure the conformity of Directors’ exercise of functions with laws and regulations and the Articles of Incorporation, and the system established based on such resolution (internal control system).

They communicated and exchanged information with the Board of Directors, Auditors and others of subsidiaries and, as necessary, received reports on the business from subsidiaries. On the basis of the method noted above, they investigated the business reports and related statements for the fiscal year under review.

Furthermore, they monitored and verified that the accounting auditor maintained an independent position and carried out the audit in an appropriate manner, received reports concerning the state of exercise of job functions from the accounting auditor, and requested explanations as necessary. In addition, they received from the accounting auditor a notice stating that the “Framework to Ensure Fair Exercise of Function” (item listed under each of the clauses of Article 159 of the Corporate Accounting Rules) is being maintained in accordance with “Quality Assurance Standards Related to Audits (Corporate Accounting Investigative Committee of October 28, 2005) and the like and requested explanations as necessary. Based on the above methods, the Auditors reviewed the financial statements (balance sheets, statements of income, statements of changes in shareholders’ equity) and their supporting schedules, and the consolidated financial statements (consolidated balance sheets, consolidated statement of income, and consolidated statement of changes in shareholders’ equity) for the concerned fiscal year.

(Translation)

2. Result of Audit

(1)	Results of audit of business reports

j	The Auditors recognize that the business reports and their supporting schedules accurately state the condition of the company, in accordance with laws and regulations and the Articles of Incorporation.

k	The Auditors found no evidence of wrongful acts with regard to the exercise of functions of the Board of Directors, or of material breach of law or regulations or the Articles of Incorporation.

l	The Auditors recognize that the content of resolutions of the Board of Directors concerning the internal control system is appropriate. Furthermore, no issues were found with regard to the exercise of functions of the Directors concerning the internal control system.

(2)	Results of audit of the financial statements and supporting schedules

The method and results of the audit by the accounting auditor, Deloitte Touche Tohmatsu, are recognized to be appropriate.

(3)	Results of audit of the consolidated financial statements

The method and results of the audit by the accounting auditor, Deloitte Touche Tohmatsu, are recognized to be appropriate.

May 19, 2008

Mitsubishi UFJ Financial Group, Inc., Board of Statutory Auditors

Standing Statutory Auditor Shota Yasuda (Seal)

Standing Statutory Auditor Haruo Matsuki (Seal)

Outside Auditor Takeo Imai (Seal)

Outside Auditor Tsutomu Takasuka (Seal)

Outside Auditor Kunie Okamoto (Seal)

Auditor Takeo Imai, auditor Tsutomu Takasuka, and auditor Kunie Okamoto are outside auditors as provided for in Article 2, Item 16 and Article 335, Clause 3 of the Company Law.

(Translation)

BALANCE SHEET AT THE END OF THE 3RD FISCAL YEAR

(As of March 31, 2008)

(In millions of yen)

Item	Amount

Assets
Current assets	161,375
Cash and due from banks	8,539
Marketable securities	41,600
Prepaid expenses	812
Accrued revenue	1,213
Deferred tax assets	52
Accrued revenue	109,108
Other	48
Fixed assets	7,659,623
Tangible fixed assets	223
Buildings	21
Tools and equipment	202
Intangible fixed assets	976
Trademark rights	46
Software	927
Other	2
Investments and other assets	7,658,423
Stock of related firms	7,661,150
Allowance for investment loss	(3,087)

Total assets	7,820,998

Liabilities
Current liabilities	400,455
Short-term borrowings	174,000
Long-term borrowings to be repaid within one year	3,700
Corporate bonds to be redeemed within a year	220,000
Payables	985
Accrued expenses	1,140
Accrued tax payable	4
Deposit money	249
Reserve for bonuses	330
Reserve for bonuses to directors	45
Other	0
Fixed liabilities	663,521
Corporate bonds	330,000
Long-term borrowings of affiliates	328,845
Deferred tax liabilities	4,185
Other	491

Total liabilities	1,063,977

Net assets
Shareholders’ equity	6,754,613
Stock capitalization	1,383,052
Capital surplus	3,880,912
Capital reserve	1,383,070
Other capital surplus	2,497,841
Retained earnings	2,215,219
Other retained earnings	2,215,219
Other reserve	150,000
Earned surplus brought forward	2,065,219
Treasury stock	(724,571)
Equity warrants	2,408

Total net assets	6,757,021

Total liabilities and net assets	7,820,998

(Translation)

STATEMENT OF INCOME FOR THE 3RD FISCAL YEAR

(From April 1, 2007, through March 31, 2008)

(In millions of yen)

Item	Amount

Operating revenue	521,426
Dividends received–affiliated companies	507,456
Fees received–affiliated companies	13,970
Operating expenses	13,138
Selling, general and administrative expenses	13,138
Operating income	508,288
Non-operating income	739
Interest received	5
Interest on securities	471
Other	262
Non-operating expenses	17,235
Interest on borrowings	11,067
Interest on corporate bonds	4,395
Stock issuance expense amortization	628
Other	1,143
Ordinary profit	491,792
Extraordinary gains	4,381
Gain on reversal of allowance for investment losses	4,051
Gain on related company liquidation dividend	329
Extraordinary losses	84,112
Fixed-asset disposal loss	6
Loss on sales of related-company stock	352
Valuation loss on related-company stock	83,033
Other	720
Net income before taxes	412,061
Income, inhabitant, and enterprise taxes	3
Income taxes adjustment	(4,825)
Net income	416,883

(Translation)

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(From April 1, 2007, through March 31, 2008)

(In millions of yen)

	Shareholders’ equity							Equity warrants	Net assets
	Capital	Capital surplus		Retained earnings		Treasury stock	Total shareholders’ equity
		Capital reserve	Other capital surplus	Other retained earnings
				General reserve	Retained earnings carried forward
Balance at end of previous fiscal year	1,383,052	1,383,070	2,549,056	150,000	1,789,675	(1,000,728)	6,254,125	—	6,254,125
Changes during fiscal year
Dividend of surplus					(141,339)		(141,339)		(141,339)
Net income					416,883		416,883		416,883
Acquisition of treasury stocks						(151,364)	(151,364)		(151,364)
Disposition of treasury stocks (other than stock swaps)			(229)			1,010	780		780
Stock swaps			(50,985)			426,511	375,526		375,526
Changes (net amount) of items other than shareholders’ equity during fiscal year								2,408	2,408
Total changes during the fiscal year	—	—	(51,214)	—	275,544	276,157	500,487	2,408	502,895

Balance at the end of the term	1,383,052	1,383,070	2,497,841	150,000	2,065,219	(724,571)	6,754,613	2,408	6,757,021

(Translation)

Notes on Significant Accounting Policies

1. Valuation standard and method for marketable securities

The valuation standard and valuation method for marketable securities that have the same character as deposits from among other marketable securities is according to the cost method determined by the moving average method.

The valuation standard and valuation method for the stock of subsidiaries and affiliated companies is according to the cost method determined by the moving average method.

2. Depreciation method for fixed assets

(1) Tangible fixed assets

A declining balance method is used. The primary useful lives are as noted below.

Buildings:	10 years to 15 years
Tools and equipment:	4 years to 10 years

(Significant changes in accounting policies)

Regarding the method for amortization of tangible fixed assets

Accompanying the revision to the Corporate Tax Law on the basis of legislation partially revising the Income Tax Act (Law No. 6 dated March 30, 2007) and a government ordinance partially revising the Income Tax Act Enforcement Ordinance (Government Ordinance No. 83 dated March 30, 2007), for those assets acquired after April 1, 2007, we changed to a method of amortization based on the revised Corporate Tax Law. The effect on operating income, ordinary income, and net income before taxes accompanying these changes was slight.

(Additional Information)

Regarding the accounting of residual book value of tangible fixed assets

Regarding assets acquired prior to March 31, 2007, accompanying the revision of the Corporate Tax Law of fiscal 2007, we equally amortized over a 5-year period the difference between the amount equivalent to 5% of the acquisition price and the memorandum price from the fiscal year after the fiscal year in which the asset reached 5% of the acquisition price through the application of the amortization method based on the Corporate Tax Law prior to the revision. The resulting effect on operating income, ordinary income, and net income before taxes was slight.

(2) Intangible fixed assets

We used the straight-line method. Note that for the software that our company used, we amortized on the basis of the usable period in the company (5 years).

3.	Accounting standards for allowances

(1) Investment loss allowance

In order to be prepared for losses on investments, for the investment loss allowance, we include an amount that is deemed necessary in consideration of factors including the financial status of companies that have issued marketable securities.

(2) Bonus allowance

In order to be prepared for the payment of bonuses to employees, for the bonus allowance, we include an amount out of the anticipated amount of payment for bonuses for employees that will be ascribed to the concerned term.

(3) Executive bonus allowance

In order to be prepared for the payment of bonuses to executives, for the executive bonus allowance, we include an amount out of the anticipated amount of payment for bonuses for executives that will be ascribed to the concerned term.

4. Method of handling deferred assets

Share-issuance expenses are handled as the full amount of the expense at the time of disbursement.

5. Conversion standards for foreign-currency-backed assets and liabilities

For foreign-currency-backed assets and liabilities, we set the yen-conversion amount according to the exchange market on the settlement day, excluding subsidiary stock, for which the yen-conversion amount is set according to the exchange market at the time of acquisition, and conversion differences are treated as profit or loss.

6. Accounting of consumption tax and the like

The accounting of consumption tax and regional consumption tax is by the tax-excluded method.

(Translation)

Changes in Display Format

Negotiable certificates of deposit, which were at the end of the previous term included under “Cash and savings” under current assets, and interest on negotiable certificates of deposit, which was included under “Received interest” of “Non-operating income,” are displayed as “Marketable securities” and “Interest on marketable securities” according to the revision dated June 15, 2007, of Corporate Accounting Standards No. 10 “Accounting standards related to financial products” (January 22, 1999, Corporate Accounting Investigative Committee) and according to the revision dated July 4, 2007, of Accounting System Committee Report No. 14 “Administrative principles related to financial product accounting” (January 31, 2000, the Japanese Institute of Certified Public Accountants). Note that the amounts of negotiable certificates of deposit and interest on negotiable certificates of deposit at the end of the previous term were, respectively, 38,200 million yen and 228 million yen.

Notes to the Balance Sheet

1. The noted values for the various categories are rounded off to the nearest million.

2. Amortization cumulative amount on tangible fixed assets 439 million yen

3. Guarantee obligations

(1)	We have supplied a memorandum of indemnity to the Association of German Banks in accordance with the articles of incorporation of the German Deposit Insurance System for the deposits of the German branches of the Bank of Tokyo-Mitsubishi UFJ, which is a subsidiary of this company.

Covered amount:	195,920 million yen

(2)	With regard to preferred securities that MUFG Capital Finance 1 Ltd., MUFG Capital Finance 2 Ltd., and MUFG Capital Finance 3 Ltd. issued (hereinafter “issuing companies”), our company has concluded subordinated guarantee contracts between the issuing companies and payment representatives.

Party subject to guarantee	Issued amount
MUFG Capital Finance 1 Ltd.	230,437 million yen
MUFG Capital Finance 2 Ltd.	118,642 million yen
MUFG Capital Finance 3 Ltd.	120,000 million yen

4. Money claims and money obligations with respect to affiliated companies

Short-term money claims with toward affiliated companies	52,975 million yen
Short-term money obligations toward affiliated companies	177,814 million yen
Long-term money obligations toward affiliated companies	328,845 million yen

Notes to the Statement of Income

1. The noted values for the various categories are rounded off to the nearest million.

2. Volume of business with affiliated companies

Transaction amount from sales transactions
Sales	521,426 million yen
Purchases	1,983 million yen
Transaction amount due to transactions other than sales transactions	12,529 million yen

(Translation)

Notes to Statement of Changes in Shareholder’s Equity

1.	The noted values for the various categories are rounded off to the nearest million.

2.	Types and quantities of treasury shares

(Unit: 1,000 shares)

Type of stock	Number of shares at close of previous fiscal year	Increase in number of shares in the current fiscal year	Reduction of number of shares in the current fiscal year	Number of shares at the end of the current fiscal year
Common stock	651	778,201	277,964	500,889

Notes:
1.	Regarding the increase in common treasury stock, there were 132,000 shares acquired in response to purchase requests for fractions of shares and fractional-unit shares, and accompanying the stock split, there was an increase of 651,555,000 shares, and the increase due to the purchase of treasury shares on the basis of a Board of Director’s Resolution was 126,513,000 shares.
2.	Regarding the decrease in common treasury stock, there were 106,000 shares sold in response to purchase increase requests for fractions of shares and fractional-unit shares and 277,857,000 shares were transferred accompanying a stock swap.

Notes Concerning Tax Effect Accounting

The breakdown of major causes of deferred tax assets and liabilities is as below

(In millions of yen )
(Current)
Deferred tax assets
Deferred loss on tax treatment	392
Bonus allowance	156
Other	8

Deferred tax assets total	557
Deferred tax liabilities
Accrued dividends	(492)
Other	(12)

Deferred tax liabilities total	(504)
Net amount of deferred tax assets	52
(Fixed)
Deferred tax assets
Subsidiary stock	1,571,335
Deferred loss on tax treatment	61,176
Other	2,994

Subtotal of deferred tax assets	1,635,506
Valuation allowance	(1,634,677)

Deferred tax asset total	829
Deferred tax liability
Marketable securities	(5,014)

Deferred tax liability total	(5,014)
Net amount of deferred tax liabilities	(4,185)

(Translation)

Notes to Transactions with Related Parties

Important transactions with related parties are as noted below.

(Unit: Millions of yen)

Attribute	Name	Share of voting rights (ownership)	Relationship with related party	Content of transaction	Transaction amount	Category	Balance at end of term
Subsidiary	Bank of Tokyo-Mitsubishi UFJ, Ltd.	Voting rights Direct 99.3% Indirect 0.06% Total 100.0% Ownership — %	An important subsidiary that carries out bank business	Borrowing of capital (Note 1)	195,000	Short-term borrowings	99,000
				Payment of interest (Note 1)	8,996	Long-term borrowings to be repaid within 1 year	3,700
						Affiliated company long- term borrowing	292,498
						Prepaid interest	802
				Guarantee obligation (Note 2)	195,920	—	—
Subsidiary	Mitsubishi UFJ Trust and Banking Corp.	Voting rights Direct 100.0% Indirect — % Total 100.0% Ownership — %	An important subsidiary that carries out bank business and trust business	Borrowing of capital (Note 3)	75,000	Short-term borrowing	75,000
						Affiliated firm long-term borrowings	15,954
				Payment of interest (Note 3)	842	—	—
Subsidiary	Mitsubishi UFJ NICOS Co., Ltd.	Voting rights Direct 28.14% Indirect 47.62% Total 75.77% Ownership — %	An important subsidiary that carries out credit card business	Underwriting of capital increase (Note 4)	120,000	—	—
Subsidiary	MUFG Capital Finance 1, Ltd.	Voting rights Direct 100.0% Indirect — % Total 100.0% Ownership — %	An important special-purpose subsidiary established for the purpose of issuing preferred securities	Guarantee obligation (Note 5)	230,437	—	—
Subsidiary	MUFG Capital Finance 2, Ltd.	Voting rights Direct 100.0% Indirect — % Total 100.0% Ownership — %	An important special-purpose subsidiary established for the purpose of issuing preferred securities	Guarantee obligation (Note 5)	118,642	—	—
Subsidiary	MUFG Capital Finance 3, Ltd.	Voting rights Direct 100.0% Indirect — % Total 100.0% Coverage — %	An important special-purpose subsidiary established for the purpose of issuing preferred securities	Guarantee obligation (Note 5)	120,000	—	—

(Translation)

Among the above-noted amounts, in transaction amounts, consumption tax and the like is not included. Transaction terms and decision-making policies for transaction terms

Note

1.	Short-term borrowings are unsecured borrowings using lump-sum repayment with decisions made in consideration of market interest. Long-term borrowings that are to be paid off in one year are unsecured borrowings with partial payment every 6 months after deferral for 1 year with decisions made in considerations of market interest rates. Affiliated-company long-term borrowings are borrowings using lump-sum repayment methods and partial repayment every year after 6 years of deferment with decisions made in consideration of market interest rates.

2.	We have supplied a memorandum of indemnity to the Association of German Banks in accordance with the articles of incorporation of the German Deposit Insurance System for the deposits of the German branches of affiliated operators.

3.	Short-term borrowings and affiliated-company long-term borrowings are unsecured borrowings using lump-sum repayment with decisions made in consideration of market interest.

4.	Our company accepted the full amount of a private-placement capital increase carried out by an affiliated operator and purchased through an issuance price (300 yen per share) calculated from a discount rate that was thought to be rational as the average of the closing value of common stock of the affiliated operator on the Tokyo Stock Exchange for 3 months going back from the date prior to the decision of the board of directors of the affiliated business related to the private-placement capital increase.

5.	Regarding the preferred securities that the affiliated business issued, the Company signed a subordinated guarantee agreement between the affiliated business and the payment representative.

Notes related to per-share information

Net assets per share	619.11 yen
Net profit for the term under review per share	39.79 yen
Net profit per share after latent stock adjustment	39.56 yen

Other Notes

1.	Regarding subsidiaries and affiliated companies

Subsidiary and affiliated company shares with market values

(Unit: millions of yen)

	Amount included in balance sheet	Market value	Difference
Subsidiary stock	120,000	115,200	(4,800)
Affiliated company stock	83,378	83,526	147

Total	203,378	198,726	(4,652)

*	Notes: Market value is based on market prices on the last day of the term under review.

2.	Regarding subordinated borrowings

In the affiliated-company long-term borrowings is a subordinated borrowing of 20,392 million yen for which there is a special contract to the effect that the fulfillment of obligations will take later precedent than with other obligations.

3.	Regarding making Mitsubishi UFJ NICOS Co., Ltd. into a wholly owned subsidiary

The Company, on the assumption of approval at the general shareholders’ meeting of Mitsubishi UFJ NICOS Co., Ltd. plans to make Mitsubishi UFJ NICOS Co., Ltd. into a wholly owned subsidiary of this company through a stock swap in August of 2008 in accordance with a stock-swap agreement that is to be separately agreed upon, for the purpose of further heightening the strategic unity and mobility of our group and striving toward the effective use of management resources of our group.

(Translation)

(English Translation of the Auditor’s Report Originally Issued in the Japanese Language)

Audit Report of the Independent Auditor

May 15, 2008

Mitsubishi UFJ Financial Group Inc.

To: Board of Directors

                    Deloitte Touche Tohmatsu

        Designated Partner,

        Executive Partner Certified Public Accountant Shigeo Ogi (Seal)

        Designated Partner,

        Executive Partner Certified Public Accountant Kazutoshi Kogure (Seal)

        Designated Partner,

        Executive Partner Certified Public Accountant Hiroyuki Sonno (Seal)

        Designated Partner,

        Executive Partner Certified Public Accountant Kazumasa Momose (Seal)

Deloitte Touche Tohmatsu has, based on the provisions in Article 436, Clause 2, Item 1 of the Company Law, conducted audits on the financial statements of Mitsubishi UFJ Financial Group, Inc., for April 1, 2007, to March 31, 2008, specifically, on the balance sheet, statement of income, and statement of changes in shareholders’ equity and accompanying schedules. The responsibility to create these financial statements and accompanying schedules is on management, and it is the responsibility of Deloitte Touche Tohmatsu to express opinions on the financial statements and accompanying schedules from an independent position.

Deloitte Touche Tohmatsu conducted the audits in accordance with generally accepted auditing standards in Japan. The objective of the auditing standards is to obtain a reasonable guarantee from the accounting auditor that there is no material misstatement in the financial statements and accompanying schedules. The audits are conducted on the basis of an audit test, which includes reviewing the statements in the consolidated financial reports and their accompanying schedules as a whole, including the accounting policy employed by management as well as its application and the evaluation of estimates performed by management. Deloitte Touche Tohmatsu concludes that a reasonable basis for giving an opinion has been provided as result of the audit.

Deloitte Touche Tohmatsu recognizes that, in accordance with generally accepted auditing standards in Japan, the above financial statements and their accompanying schedules appropriately state in all the material aspects the condition of assets and profit and loss of the period relevant to the financial statements.

No material relationship to be stated based on the provision of the Certified Public Accountants Law exists between the Company and Deloitte Touche Tohmatsu or its Executive Partners.

END

(Translation)

II	Disposition of key assets, assumption of important obligations, and the content of events that otherwise have a significant effect on the status of the assets of this company and that arose after the final day of the last fiscal year

A.	Redemption of preferred securities

The Bank of Tokyo-Mitsubishi UFJ, Ltd. which is a bank subsidiary of MUFG and is connected to MUFG, made a decision regarding preferred stock issued by Tokai Preferred Capital Company L.L.C., a subsidiary connected to The Bank of Tokyo-Mitsubishi UFJ, Ltd. at the board of directors’ meeting held on April 28, 2008, to approve the redemption of the full amount.

An outline of the preferred stock for redemptions is as follows.

Note that the planned redemption date is 30 June 2008.

Issuer	Tokai Preferred Capital Company L.L.C.

Type of securities

Non-cumulative-dividend preferred securities

The owner of these preferred securities owns liquidation preferences with substantially the same order as preferred stock that the Bank of Tokyo-Mitsubishi UFJ issues and for which the order of distribution of remaining assets has the highest priority.

Redemption period	Permanent However, on dividend payment dates from June 2008 onward, the issuer may at its discretion redeem all or a portion of these preferred securities.

Dividend	Non-cumulative fixed dividend However, for dividend calculation periods from June 2008 onward, along with the application of the non-dividend adjustable dividend, a step-up dividend will be granted.

Total of issuance	1 billion U.S. dollars (the issue value per share is 1,000 U.S. dollars)

Payment date	March 26, 1998

Total amount subject to redemption	1 billion U.S. dollars

Redemption amount	1,000 U.S. dollars per share

k   The Company

I	Disposition of key assets, assumption of important obligations, and the content of events that otherwise have a significant effect on the status of the assets of this company and that arose after the final day of the last fiscal year

A.	Business succession through business split up to a wholly owned subsidiary of our company accompanying the passing on of operations in installment for particular products to JACCS Co., Ltd., and the stock transfer of said subsidiary

1)	Summary information

i	Name of company succeeding to operations due to the company split up and name of company accepting the stock transfer

Name of company succeeding to operations due to the split up: JNS Collection Service Co., Ltd.

Name of company accepting stock transfer: JACCS Co., Ltd.

ii	Content of split-off operations

Installment for particular products

iii	Chief reasons for carrying out the succession of operations and the stock transfer

Through this operation succession, this company aims to concentrate management resources on credit card operations and realize a radical shift to a profit structure that takes credit card operations as its main business.

(Translation)

iv	Company split-up date and stock transfer dates

Company split-up date:	April 1, 2008
Stock transfer date:	April 1, 2008

v	Outline of operation succession including legal form and stock transfer

The assets and liabilities as well as related rights and obligations related to operations in installment for particular products that this company operated were passed on through a company-spin-off and merger split-off method to JNS Collection Service Co., which was a wholly owned subsidiary of this company, and all stock of the concerned subsidiary was transferred to JACCS Co.

2)	Outline of accounting implemented

i	Accounting of stock transfer

Regarding the transfer loss on subsidiary stock totaling 12,020 million yen, we used a structural reform loss allowance in the same amount included in the consolidated settlement for the fiscal year ended March 2008.

3)	Regarding the segment by type of operations in the consolidated financial statements

Credit operations

4)	Overview amount of profit and loss related to the operations that were passed on as included in the consolidated statement of income for the fiscal year ended March 2008.

Operating revenue (mediation of particular products, credit guarantee) 20,946 million yen

This company manages credit operations as a single unit for operating profit and loss and thus there was no notation of operating profit and loss for the operations that were spun-off.

Agenda Item 2: Appointment of 12 Directors

At the conclusion of this general shareholders’ meeting, Akio Fujiwara, Kazuhiro Omori, Akira Katayanagi, Takeshi Katayama, Akira Yamashita, Katashi Matsumoto, Yoichi Ojima, Shun Kakuno, Haremi Kamiyama, Naoyuki Abe, Noboru Matsuda, and Tadachiyo Osada will have completed their terms of service. In addition, Director Terutaka Ando will leave his post on 25 June 2008 through a resignation. Note that both directors Yoshiki Hama and Kazuhiro Muraoka left their posts on 31 March 2008 through resignations.

We ask you to appoint these 12 candidates as directors.

The candidates for directors are as noted below.

Number	Name (Date of birth)	Brief resumé, posts, responsibilities, and representative status at other corporations		Type and amount owned of this company’s stock

1	Akira Katayanagi (February 4, 1946)	April 1968	Joined The Mitsubishi Bank	4,000 shares, Ordinary stock
		June 1995	Director and Chief of 1st Financing Division of the above bank
		April 1996	Director and Chief of 2nd Financing Division of The Bank of Tokyo-Mitsubishi
		June 2001	Managing Executive Officer, Osaka Branch
		June 2003	Chief of the above bank
		April 2007	President, DC Card Co., Ltd.
May 2008

Vice President and Executive Officer Vice President in Charge of Overall Business and Business Development of this company

Vice President and Executive Officer Vice President in Charge of Overall Business of this company

(Current post)

(Translation)

2	Sohei Sasaki (February 11, 1946)	April 1963	Entered the Sanwa Bank	—shares
		January 2000	Chief, Fund Securities Exchange Division of the above bank
		January 2002	Chief, Fund Securities Exchange Division, UFJ Bank
		May 2003	Executive Officer and Assistant Chief, Market International Company of the above bank
		May 2004	Managing Executive Officer and Chief, Markets International Company of the above bank
		January 2006	Managing Director and Chief, Markets Division, The Bank of Tokyo-Mitsubishi UFJ, Ltd.
		April 2008	Advisor to this company (Current post)

3	Takeshi Katayama (February 25, 1950)	April 1975	Joined The Norinchukin Bank	1,000 shares, Ordinary stock
		June 2001	Chief, Legal Affairs Division of the above bank
		June 2002	Manging Director of the above bank
		June 2005	Director and Vice President, Showa Leasing Co.
		June 2006	President, Kyodo Credit Service Co.
		October 2006	Vice President and Executive Officer, UFJ NICOS Co.
		April 2007	Vice President and Vice President Executive Officer in Charge of Sales Development Central Division of this company
		October 2007	Vice President and Vice President Executive Officer in Charge of JA Strategic Collaboration of this company
		May 2008	Vice President and Vice President Executive Office in Charge of JA Strategic Collaboration, Customer Relations Division, Financial Affairs Division, and General Affairs Division (Current post)

4	Akira Yamashita (September 9, 1946)	May 1960	Joined The Mitsubishi Bank	1,000 shares, Ordinary stock
		October 1997	Chief, Public Corporations Division, The Bank of Tokyo-Mitsubishi
		July 1998	Managing Director, Tokyo-Mitsubishi Trust Investment Advisors Co.
		June 2001	Representative Managing Director, DC Card Co., Ltd.
		January 2005	Representative Senior Director of the above company
		January 2006	Representative Senior Director, in Charge of General Affairs Division, Management and Planning Division, Personnel Division, Employee Consultation Office, and Administrative Planning Division of the above company
		April 2007	Director and Senior Executive Officer in Charge of Financial Affairs Division and Personnel Division of this company
		May 2008	Director and Senior Executive Officer in Charge of Personnel Division, Business Administration Central Division, and System Division of this company (Current post)

(Translation)

5	Yoichi Ojima (April 20, 1950)	April 1974	Joined the Sanwa Bank	10,000 shares, Ordinary stock
		June 2002	Director and Executive Officer UFJ Bank
		June 2004	Standing Auditor, Nippon Shinpan Co.
		June 2005	Managing Executive Officer in Assistant Charge of Personnel Division and Financial Affairs Division
		October 2005	Managing Executive Officer in charge of Financial Affairs Division and Personnel Division, UFJ NICOS Co.
		June 2006	Director and Managing Executive Officer in Charge of Financial Affairs Division, Personnel Division, and General Affairs Division of the above company
		April 2007	Director and Managing Executive Office in Charge of General Affairs Division, and in Assistant Charge of Financial Affairs Division and Personnel Division of this company
		November 2007	Director and Senior Executive Officer in Charge of Credit Management Central Division and in Assistant Charge of Personnel Division of this company (Current post)

6	Haremi Kamiyama (February 12, 1952)	April 1974	Joined Nippon Shinpan Co.	5,000 shares, Ordinary stock
		November 1992	Chief, Card Operations Division of the above company
		June 2000	Executive Officer and Chief, Administrative System Division of the above company
		October 2005	Executive Officer and Assistant Chief, Sales Central Division, and Chief, Sales Planning Division, UFJ NICOS Co.
		January 2006	Managing Executive Officer and Assistant Chief, Sales Central Division and Chief, Sales Planning Division of the above company
		March 2006	Managing Executive Officer and Assistant Chief, Sales Planning Division and Chief, Sales Planning Division of the above company
		June 2006	Director and Managing Executive Officer and Assistant Chief, Sales Planning Division of the above company
		April 2007	Director and Managing Executive Officer and Chief, Sales Planning Division of this company
		October 2007	Director and Managing Executive Officer and Chief, Sales Division of this company
		March 2008	Director and Managing Executive Officer in Charge of Sales Central Division and Chief, Sales Division of this company (Current post)

(Translation)

7	Naoyuki Abe (November 20, 1952)	April 1975	Joined The Mitsubishi Bank	2,000 shares, Ordinary stock
		July 2000	Chief, Europe Investment Bank Division, The Bank of Tokyo-Mitsubishi
		June 2004	Director, DC Card Co.
		November 2004	Director and Chief, Sales Planning Division of the above company
		January 2005	Managing Representative Director of the above company
		June 2005	Managing Director in Charge of Sales Planning Division, Sales Promotion Division, Solution Sales Division, Member Sales Division, Affiliated Store Sales Division, Digital Operations Promotion Division, and Customer Service Division of the above company
		April 2007	Director and Managing Executive Officer in Assistant Charge of Sales Planning Central Division of this company
		October 2007	Director and Managing Executive Officer in Charge of Public Relations Division and in Assistant Charge of Business Planning Division of this company
		May 2008	Director and Managing Executive Officer in Charge of Business Planning Division, Public Relations Division, and Accounting Division of this company (Current post)

8	Katsuyoshi Narumiya (December 20, 1953)	April 1976	Joined the Tokai Bank	3,000 shares, Ordinary stock
		February 1998	Chief, Legal Affairs Division of the above bank
		May 2001	Chief, Compliance Management Division, UFJ Holdings Inc.
		May 2002	Executive Officer and Chief, Secretary’s Office of the above company
		June 2004	Executive Officer in Charge of Internal Audit Division and Chief, Internal Audit Division of the above company
		June 2005	Standing Statutory Auditor, Nippon Shinpan Co.
		October 2005	Standing Statutory Auditor, UFJ NICOS Co.
		April 2007	Managing Executive Officer and Chief, Compliance Management Division of this company
		October 2007	Managing Executive Officer and Chief Compliance Officer (CCO) and in Charge of Compliance Management Division (Current post)

9	Mitsuru Omuro (June 13, 1955)	April 1978	Joined Nippon Shinpan Co.	7,000 shares, Ordinary stock
		March 1996	General Manager, International Division of the above company
		March 2000	General Manager, Insurance Operations Division of the above company
		October 2001	Group Manager, Personnel Planning Group, Personnel Division of the above company
		June 2005	Chief, Personnel Division and Chief, Personnel Planning Group of the above company
		October 2005	Executive Officer and Chief, Personnel Division of UFJ Nicos Co.
		April 2007	Executive Officer and Chief, Personnel Division of this company (Current post)

(Translation)

10	Noboru Matsuda (December 13, 1933)	April 1963	Tokyo Public Prosecutor’s Office	—shares
		January 1981	Chief, Juvenile Section, Criminal Bureau, Ministry of Justice
		August 1985	Chief, Special Public Trial Division, Tokyo High Public Prosecutor’s Office
		August 1987	Chief, Special Criminal Investigations Division, Tokyo Public Prosecutor’s Office
		September 1989	Supreme Public Prosecutor’s Office
		April 1990	Otsu Public Prosecutor’s Office
		December 1991	Mito Public Prosecutor’s Office
		July 1993	Chief, Reform Bureau, Ministry of Justice
		July 1995	Chief, Criminal Affairs Division, Supreme Public Prosecutor’s Office
		June 1996	Director, Deposit Insurance Corporation of Japan
		June 2004	Chairman, Corporate Ethics Committee, Mitsubishi Motors Corp. (Current post)
		September 2004	Lawyer Registration (Current post)
		April 2007	Director and Chairman of Audit Committee of this company (Current post)

11	Ryosuke Tamakoshi (July 10, 1947)	May 1960	Joined Sanwa Bank	—shares
		June 1997	Director of the above bank
		June 1999	Managing Executive Officer of the above bank
		January 2002	Senior Executive Officer, UFJ Bank
		May 2002	Vice President and Executive Officer of the above bank
		June 2002	Director, Vice President, and Executive Officer of the above bank
		May 2004	Chairman, Board of Directors of the above bank
		June 2004	Chairman, Board of Directors, UFJ Holdings Inc.
		October 2005	Chairman, Board of Directors, Mitsubishi UFJ Financial Group Inc. (Current post)
		January 2006	Vice Chairman, Board of Directors, The Bank of Tokyo-Mitsubishi UFJ Bank (Representative status of other corporations and the like) Chairman, Board of Directors, Mitsubishi UFJ Financial Group Inc.

12	Tadachiyo Osada (October 26, 1956)	April 1970	Joined The Mitsubishi Bank	—shares
		October 2002	Chief, Ebisu Branch, The Bank of Tokyo-Mitsubishi
		April 2004	Chief, Small- and Mid-Size Company Division, Assistant Chief, Corporate Business 2nd Division, Chief, Furikomi 1st Branch, and Chief, Furikomi 2nd Branch of the above bank
		January 2006	Chief, Small- and Mid-Size Company Division, Chief, Corporate Business 1st Division (in charge of special assignments),
		May 2006	Chief, Corporate Business 2nd Division (in charge of special assignments), The Bank of Tokyo-Mitsubishi UFJ, Ltd.
		June 2006	Chief, Retail Planning Division of the above bank
June 2007

Executive Officer and Chief, Retail Planning Division of the above bank (Current post)

Executive Officer and Chief, Retail Planning Division, Retail Consolidated Operations Central Division, Mitsubishi UFJ Financial Group Inc. (Current post)

Director of this company (Current post)

(Translation)

* Notes

1.	Ryosuke Tamakoshi is the Chairman of the Board of Directors of Mitsubishi UFJ Financial Group Inc., which is the parent company of the Company. The Company implemented on November 6, 2007, a private placement totaling 120 billion yen, taking Mitsubishi UFJ Financial Group Inc. as the buyer (number of issued shares: 400,000,000 shares; paid amount: 300 yen per share).
2.	There are no special-interest relationships between any of the other various candidates and the Company.
3.	Both Akira Katayanagi and Naoyuki Abe have, as noted in the “Brief resumé, posts, responsibilities, and representative status at other corporations” column, carried out business during the past 5 years for The Bank of Tokyo-Mitsubishi UFJ, Ltd. (prior to the merger, the former Bank of Tokyo-Mitsubishi), which is the parent of this company.
4.	Sohei Sasaki has, as noted in the “Brief resumé, posts, responsibilities, and representative status at other corporations” column, carried out business during the past 5 years for The Bank of Tokyo-Mitsubishi UFJ, Ltd., which is the parent of this company.
5.	Ryosuke Tamakoshi is a business implementer for Mitsubishi UFJ Financial Group Inc., which is a business operator with a special connection to ours and is our parent company, and as noted in the “Brief resumé, posts, responsibilities, and representative status at other corporations” column, has implemented business during the past 5 years. In addition, similarly, as noted in the same column, he implemented business in the past five years for The Bank of Tokyo-Mitsubishi UFJ, Ltd., which is a business operator with a special connection to ours and is our parent company.
6.	Tadachiyo Osada is a business implementer of our parent Mitsubishi UFJ Financial Group Inc. and The Bank of Tokyo-Mitsubishi UFJ, Ltd., which are business operators with special connections to ours, and during the past 5 years, as noted in the “Brief resumé, posts, responsibilities, and representative status at other corporations” column, he has implemented business for them.
7.	Noboru Matsuda, Ryosuke Tamakoshi, and Tadachiyo Osada are external director candidates as provided for in Article 2-3-7 of the enforcement regulations of the Company Law.
8.	Regarding foundations for selection of external director candidates

•

Noboru Matsuda is a knowledgeable person who has the background and experience as noted in the brief resumé, and we concluded that by receiving his counsel for our company’s business overall, it would be possible to further strengthen our company’s business structure and compliance preparedness.

•

Ryosuke Tamakoshi is, as noted in the brief resumé, the Chairman of the Board of Directors of Mitsubishi UFJ Financial Group Inc., which is our parent, and we concluded that by receiving his valuable opinions and frank instruction based on his superior insight for our business, we would be able to strengthen this company’s management system.

•

Tadachiyo Osada is, as noted in the brief resumé, an executive officer of parent TheBank of Tokyo-Mitsubishi UFJ, Ltd., and of its holding company, Mitsubishi UFJ Financial Group Inc., and we concluded that by receiving his valuable opinions and frank instruction based on his superior insight for our business, we would be able to strengthen this company’s management system.

(Translation)

9.	Regarding violations of law or articles of incorporation and execution of improper business at other companies where Ryosuke Tamakoshi, who is an external director candidate, served as a director

•

The Bank of Tokyo-Mitsubishi UFJ, Ltd., where Ryosuke Tamakoshi served as a director, received an order to improve business operations from the Financial Services Agency in connection with the approach of business management, the approach of legal compliance, and the approach of internal management in foreign operations and investment trust sale operations and the fact that transactions were carried out that posed problems in terms of the compliance management system at sales sites for corporations since UFJ Bank.

•

Mitsubishi UFJ Financial Group Inc., where Ryosuke Tamakoshi serves as a director, and at The Bank of Tokyo-Mitsubishi UFJ, Ltd., where he served as a director, received an order to improve business operations from U.S. regulatory authorities regarding measures to prevent money laundering in the U.S.

•	UFJ Bank, where Ryosuke Tamakoshi served as a director, engaged in evasion during examination when undergoing an examination by the Financial Services Agency and was fined.

•

UFJ Holdings Inc. and UFJ Bank, where Ryosuke Tamakoshi served as a director, received an order to improve business operations from the Financial Services Agency regarding divergences between earnings forecasts and earnings updates and transactions related to loans to small- and mid-size companies.

10.	Regarding reasons for deciding that it is possible to appropriately implement duties as an external director

•

Noboru Matsuda is a well-known person who worked in the center of criminal investigations and legal administration, and, in addition, headed up an organization as the director of the Deposit Insurance Corporation of Japan, achieved results in guiding Japan’s financing revival and since then has been active chiefly in compliance issues. In our own company as well, for a period of about 1 year and 3 months, he, as an external director, served as the chairman of the audit committee for the purpose of strengthening governance and as he sufficiently fulfilled his obligations, we have decided to have him work for us as an external director.

11.	Regarding the appointment period for external directors

•

Noboru Matsuda is currently an external director of the Company, but the term limit for him as an external director is about 1 year and 3 months from the time of the conclusion of this general shareholder’s meeting.

•

Tadachiyo Osada is currently an external director of the Company, but the term limit for him as an external director is about 1 year from the time of the conclusion of this general shareholder’s meeting.

12.	Regarding liability limitation agreements with external directors

•

Noboru Matsuda and Tadachiyo Osaka are currently both external directors of this company and this company has concluded liability limitation agreements with them that take as the limit the minimum liability amount as provided for in 425-1 of the Company Law. Should the re-appointment of both be approved, this company plans to continue the above-noted liability limitation agreements with both directors.

•

Ryosuke Tamakoshi is a new external director candidate, but should his appointment be approved, this company plans to conclude a liability limitation agreement that takes as the limit, the minimum liability amount as provided for in Article 425-1 of the Company Law.

(Translation)

Agenda Item 3: Selection of Four Auditors

At the conclusion of this general shareholders’ meeting, Akihiro Yuasa, Ryoichi Isoda, Kimisuke Fujimoto, and Takashi Yagi will leave their offices through resignation.

Thus we ask you to appoint the following four auditors.

In addition, regarding this resolution, we have obtained the consent of the Board of Auditors.

The candidates for auditors are as noted below.

Number	Name (Date of birth)	Brief resumé, posts, responsibilities, and appointments at other companies		Type and amount owned of this company’s stock

1	Shinya Fukushima (31 July 1946)	April 1970	Joined The Mitsubishi Bank	1,000 shares, Ordinary stock
		May 1995	Chief, Kitakyushu Branch of the above bank
		October 1997	Chief, Auditor’s Office, DC Card Co., Ltd.
		June 1999	Director and Chief, General Affairs Division and Chief, Auditor’s Office of the above company
		February 2000	Director and Chief, General Affairs Division and Chief, Personnel Division of the above company
		June 2005	Executive Officer and Chief, Personnel Division of the above company
		April 2006	Managing Director and Chief, Personnel Division of the same company
		April 2007	Managing Executive Officer in Assistant Charge of General Affairs Division and in Charge of Special Appointments, Personnel Division of the above company
		November 2007	Managing Executive Officer in Charge of General Affairs Division and Special Appointments, Personnel Division of this company
		May 2008	Managing Executive Officer of this company (Current post)

2	Takatoshi Okajima (September 2, 1947)	July 1971	Joined the Sanwa Bank	—shares
		May 1989	Chief, Tsurumi Branch of the above bank
		June 1994	Chief, Personal Division of the above bank
		February 1997	Chief, Administrative and Planning Division of the above bank
		April 1998	Chief, Financing Management Division of the above bank
		April 2000	Chief, Financing Administrative Division of the above bank
		June 2000	Standing auditor of the above bank
		January 2002	Executive Officer of Frontier Credit Collection Co.,
		June 2002	Director and Senior Executive Office of the above company
		March 2003	Representative Director and Senior Executive Officer of the above company Chairman, Board of Directors, UFJ division preparatory company (Trade name: MU Strategic Partner Co.)
		August 2005	Chairman and President of the above company (Current post) (Representative status of other corporations) Chairman and President of MU Strategic Partner Co.

(Translation)

3	Kenji Iwagaya (July 25, 1954)	April 1968	Joined The Norinchukin Bank	—shares
		June 1992	Chief, Business Administration Section 1, Kochi Branch of the above bank
		January 1995	Chief, Benefits Section, Personnel Division of the above bank
		July 1997	Chief, General Affairs Section, General Affairs Division of the above bank
		February 1999	Chief, Hiroshima Branch of the above bank
		October 2000	Assistant Chief, Organization Adjustment Measures Division of the above bank
		July 2002	Assistant Chief, Sales 7th Division of the above bank
		June 2004	Chief, Sales 2nd Division of the above bank
		July 2006	Chief, Operations Reorganization Division of the above bank (Current post)

4	Kunihiko Fukao (November 26, 1951)	April 1974	Joined Tokio Marine and Fire Insurance Co.	—shares
		July 1999	Chief, Fukuoka Branch of the above company
		October 2001	Chief, Business Planning Division of the above company
		April 2002	Chief, Operations Strategy Division, Millea Holdings Inc.
		June 2004	Director, Tokio Marine & Nichido Life Insurance Co.
		October 2004	Managing Director of the above company
		June 2006	Senior Managing Director of the above company (Current post)

Notes

1.	There are no special-interest relationships between any of the other various candidates and this company.
2.	Takatoshi Okajima is a business implementer for MU Strategic Partner Co., which is a business operator with a special connection to ours and is a subsidiary of our parent, and as noted in the “Brief resumé, posts, responsibilities, and representative status at other corporations” column, he has carried out business in the past 5 years.
3.	Takatoshi Okajima, Kenji Iwagaya, and Kunihiko Fukao are external auditor candidates as provided for by the Article 2-3-8 of the enforcement regulations of the Company Law.
4.	Regarding foundations for selection of external auditor candidates

•

Takatoshi Okajima, as noted in the brief resumé, has experience as a bank standing auditor and he is a knowledgeable person with a history and results as a representative director of MU Strategic Partner Co., and we concluded that we can anticipate appropriate auditing for our business overall based on his experience and superior insight.

•

Kunihiko Fukao, as noted in the brief resumé, had about 4 years of experience as a director at Tokio Marine & Nichido Life Insurance Co., and we concluded that we can anticipate guidance and auditing from an objective and neutral perspective and that differs from that of our credit-card industry.

5.	Regarding foundations for selection of external auditor candidates and for conclusion that we can expect the candidate to appropriately execute business duties as an external auditor

•

Kenji Iwagaya, as noted in the brief resumé, has broad industry experience in the areas of sales, examinations, personnel, and general affairs of the Norinchukin Bank, and we concluded that we can anticipate appropriate auditing for our business overall based on his experience and superior insight, and that he will suitably perform his duties as an external auditor for us.

6.	Kenji Iwagaya is a business implementer for the Norinchukin Bank, which is a business with a special connection to ours, and over the past 5 years, he has executed the business as noted in the “Brief resumé, posts, responsibilities, and representative status at other corporations” column.
7.	Regarding liability limitation agreements with external directors

•

Takatoshi Okajima, Kenji Iwagaya, and Kunihiko Fukao are external auditor candidates for new appointment, and should they be approved, this company plans to conclude with these individual parties liability limitation agreements that takes as the minimum liability the amount as provided for in Article 425-1 of the Company Law.

END

(Translation)

Procedures for Exercising Voting Rights on the Internet

Shareholders who exercise their voting rights on the Internet should be aware of the following procedures. Please be advised that shareholders who attend the general shareholders’ meeting in person may not exercise their voting rights by mail (using the Form for Exercising Voting Rights) or on the Internet.

Details

1. Website for Exercising Voting Rights

(1)	In order to exercise your voting rights on the Internet, please access the Website for Exercising Voting Rights that we have set up at http://www.evote.jp using either a personal computer or cellular phone (using iMode, EZweb, or Yahoo!). (iMode, EZweb, and Yahoo! are the brands or registered trademarks of NTT Docomo, Inc., KDDI Corp., and Yahoo! Inc., respectively.)

(2)	If you exercise your voting rights by means of a personal computer, please be aware that if your Internet connection uses a firewall, you have installed anti-virus software, or you use a proxy server, you may be unable to access the Website for Exercising Voting Rights.

(3)	If you exercise your voting rights by means of a cellular phone, you must be able to use either iMode, EZweb, or Yahoo! in order to access the Website for Exercising Voting Rights. Even if you can access one of these services from your cellular phone, for security purposes, only cellular phone models that are able to send encrypted communications (SSL communications) or cellular phone ID information are supported. Therefore, depending on the model of your cellular phone, you may be unable to access the Website for Exercising Voting Rights.

(4)	You will be able to exercise your voting rights on the Internet until 5:20 PM on Thursday, June 26, 2008, so please vote as soon as possible and contact the Help Desk with any problems.

2. Procedures for Exercising Voting Rights on the Internet

(1)	Please go to the Website for Exercising Voting Rights described above, log in using the login ID and password printed on the enclosed Form for Exercising Voting Rights, and follow the guidance on the screen to enter your vote.

(2)	In order to prevent unauthorized access by persons other than shareholders (identity theft) or tampering with shareholder voting rights, all users of the Website for Exercising Voting Rights will be asked to change their temporary passwords.

3. Procedures for Dealing With Multiple Voting

(1)	In the event that voting rights are redundantly exercised by mail and on the Internet, only the vote submitted on the Internet will be valid.

(2)	In the event that voting rights are exercised more than once on the Internet, only the last vote submitted on the Internet will be valid. In the event that voting rights are redundantly exercised on the Internet using a personal computer and a cellular phone, only the last vote submitted will be valid.

4. Fees Associated with Accessing the Website for Exercising Voting Rights

Fees associated with accessing the Website for Exercising Voting Rights (including dial-up connection fees and telephone fees) will be the responsibility of the shareholder. Packet communication fees and other fees associated with cellular phone use will likewise be the responsibility of the shareholder.

Questions Regarding the System Mitsubishi UFJ Trust and Banking Corporation, Stock Transfer Agency Division (Help Desk) Toll-Free Phone: 0120-173-027 (Hours: 9:00 AM – 9:00 PM)

Directions to Site for General Shareholders’ Meeting

Site: Conference Room, 17th Floor, Main Office

Akihabara UDX

4-14-1 Sotokanda, Chiyoda-ku, Tokyo

Tel.: 03-3811-3111 (main)

Request

The reception will be in front of the 17th floor meeting site and so please go to the 5th-floor office lobby from the 2 nd-floor office entrance of Akihabara UDX and take the South Wing high-rise elevator to the 17th floor.

Transportation:

5-minute walk from the Electric Town exit of the JR Akihabara station

8-minute walk from the 1st or 3rd exit of the Suehiro-cho station of the Tokyo Metro Ginza Line

7-minute walk from the 2nd exit of the Akihabara station of the Tokyo Metro Hibiya Line

6-minute walk from the A3 exit of the Akihabara station of the Tsukuba Express

(Translation)

EXHIBIT B

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ NICOS Co., Ltd.

Regarding Underwriting of the Third-Party Allotment of New Shares of Mitsubishi UFJ NICOS Co., Ltd.

by Mitsubishi UFJ Financial Group, Inc. and the Share Exchange between the Two Companies

Tokyo, September 20, 2007 — It is hereby notified that, at their respective board meetings held today, Mitsubishi UFJ Financial Group, Inc. (MUFG) and Mitsubishi UFJ NICOS Co., Ltd. (MUN) resolved that MUFG will underwrite the entirety of the allotment of new shares to third parties to be conducted by MUN, and that, subject to the approval by a general shareholders meeting of MUN, MUFG and MUN resolved on the policy of making MUN a wholly-owned subsidiary of MUFG through a share exchange transaction (the “Share Exchange”), and agreed to commence discussions as follows.

1.	Purpose

Observing the new developments in the credit card market based on recent changes in the business environment, MUN today announced a new midterm management plan featuring: (a) reinforcement of reserves in preparation for future risks due to an increase in interest repayment claims and the effects of restrictions on the amount of borrowings available to individuals; (b) implementation of structural reforms which are more than those in the previous midterm management plans; and (c) efforts to secure its position of overwhelming prestige in the credit card market.

Based on the foregoing, with the following 4 objectives, MUFG and MUN have reached a basic agreement that MUFG will underwrite the entirety of a third-party allotment of new shares in the amount of 120 billion yen to be conducted by MUN, and that, upon delisting, MUN would become a wholly-owned subsidiary of MUFG through the Share Exchange in accordance with the provisions of a share exchange agreement (the “Share Exchange Agreement”) to be separately agreed upon.

(a)	To strengthen the financial foundation of MUN

(b)	To further enhance the strategic integrity and maneuverability of the MUFG Group including MUN, and to strive for effective utilization of managerial resources inside the Group

(c)	To clarify the positioning of MUN as a core business entity of the MUFG Group on par with banks, trusts and securities firms

(d)	To further strengthen and nurture the card business operated by MUN as a strategic field in the consumer finance business of MUFG

(Translation)

In addition, in order to make up the loss forecasted for the fiscal year ending March 31, 2008 and thereafter achieve implementation of a flexible and appropriate capital policy, MUN has decided upon the transfer to “Other Capital Surplus” of the pertinent payment amount at the same time as the issuance of new shares through the third-party allotment (i.e., reduction of the amounts of capital and capital reserves simultaneous with the stock issuance).

Further, as separately notified today in “Concerning the Maintenance and Development of the Capital Alliance Relationship Between The Norinchukin Bank and Mitsubishi UFJ NICOS Co., Ltd.,” we will also continue its discussions for the purpose of implementing the further maintenance and development of capital and business alliances between the Norinchukin Bank and MUN.

By means of the foregoing, MUFG and “New MUN” are convinced that we will be able to meet the demands of customers, shareholders, and society through strategic development and provision of services from new perspectives.

2.	Underwriting by MUFG of third-party allotment of new shares of MUN

(1)	Amount of funds to be procured and purpose of expenditure

(a)	Amount of funds to be procured (estimated net proceeds)

119.7 billion yen

(b)	Specific purposes of expenditure of procured funds

It is planned to appropriate the funds procured by the third-party allotment of new shares in this case to allocate: (a) 75 billion yen as structural reform funds aimed at recovery in business performance; (b) 20 billion yen as new card strategy investment funds; and (c) 24.7 billion yen as system investment funds

(c)	Planned timing of disbursement of procured funds

It is planned to employ the funds according to the “New Midterm Management Plan” during the period of the plan (from the fiscal year ending March 31, 2008 to the fiscal year ending March 31, 2011) which was announced today separately.

(d)	Views concerning the rationality of the purposes of expenditure of the procured funds

By conducting procurement of funds which correspond to structural reform funds aimed at recovery in business performance, new card strategy investment funds, and system investment funds, our financial foundation is expected to be solidified, strategic integrity and maneuverability with the MUFG Group as a core business entity within the MUFG Group will be further enhanced, and the card business operated by MUN is expected to be further strengthened and nurtured, and we consider this to be rational from the managerial standpoint.

(Translation)

(2)	Business performance and equity finance situation of MUN over the last 3 years

(a)	Business performance in the most recent 3 year period (consolidated) (unit: millions of yen)

Settlement term	FY ending March 31, 2005	FY ending March 31, 2006	FY ending March 31, 2007
Trading volume	3,708,343	4,891,424	5,883,137
Operating revenue	277,307	320,876	367,614
Ordinary profit	33,227	61,292	20,313
Net profit	5,719	19,622	Δ52,169
Net profit per share (yen)	11.67	31.66	Δ57.71
Common stock dividends per share (yen)	2.00	4.00	0.00
Net asset value per share (yen)	Δ233.48	120.72	57.91

(b)	Current status of number of outstanding shares and number of potential shares (as of September19, 2007)

Category	Number of shares	Percentage relative to number of outstanding shares
Number of outstanding shares	1,022,924,559 shares	100.0%
Number of potential shares at current conversion price (exercise price)	164,419,598 shares	16.1%
Number of potential shares at maximum conversion price (exercise price)	164,419,598 shares	16.1%
Number of potential shares at minimum conversion price (exercise price)	234,885,141 shares	23.0%

(Translation)

(c)	Status of recent share prices

(i)	Status over the last 3 years

	FY ending March 31, 2005	FY ending March 31, 2006	FY ending March 31, 2007
Starting price	425 yen	490 yen	1,235 yen
High	516 yen	1,585 yen	1,240 yen
Low	302 yen	442 yen	330 yen
Closing price	490 yen	1,245 yen	406 yen

(ii)	Status over the last six months

	April	May	June	July	August	September
Starting price	415 yen	303 yen	395 yen	360 yen	324 yen	312 yen
High	422 yen	407 yen	402 yen	361 yen	363 yen	322 yen
Low	303 yen	303 yen	351 yen	308 yen	306 yen	264 yen
Closing price	304 yen	393 yen	361 yen	323 yen	313 yen	276 yen

With	respect to September, the figures are as of September 19.

(iii)	Shares prices as of the day before the decision to issue

As of September 19, 2007
Starting price	270 yen
High	278 yen
Low	270 yen
Closing price	276 yen

(d)	Third-party allotment of new shares

Issue date	November 6, 2007
Amount of procured funds	120,000,000,000 yen
Number of outstanding shares at time of subscription	1,022,924,559 shares
Number of issued shares due to the pertinent allotment of new shares	400,000,000 shares
Number of outstanding shares after subscription	1,422,924,559 shares
Allottee	Mitsubishi UFJ Financial Group, Inc.

(e)	Status of equity finance during the last 3 years

No pertinent information.

(Translation)

(3)	Major shareholders of MUN and their shareholding ratios (equity percentage relative to total number of outstanding shares)

Before subscription (as of March 31, 2007)		After subscription
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	65.44%	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	47.04%
Acom Co., Ltd.	2.34%	Mitsubishi UFJ Financial Group, Inc.	28.11%
Nippon Life Insurance Company	1.48%	Acom Co., Ltd.	1.68%
Japan Trustee Services Bank, Ltd. (Trust Account)	1.22%	Nippon Life Insurance Company	1.06%
The Norinchukin Bank	0.88%	Japan Trustee Services Bank, Ltd. (Trust Account)	0.88%
The Master Trust Bank of Japan, Ltd. (Trust Account)	0.84%	The Norinchukin Bank	0.64%
Japan Securities Finance Co., Ltd.	0.68%	The Master Trust Bank of Japan, Ltd. (Trust Account)	0.60%
Bank of New York GCM Client Accounts EISG	0.65%	Japan Securities Finance Co., Ltd.	0.49%
Taiyo Life Insurance Company	0.49%	Bank of New York GCM Client Accounts EISG	0.46%
MLPFS Custody	0.48%	Taiyo Life Insurance Company	0.35%

(Note) The major shareholders and their shareholding ratios have been prepared based on the shareholders list as of March 31, 2007 taking into consideration the issuance of new stock associated with the merger of April 1, 2007.

(4)	Forecast of impact on business performance of MUN

The impact of this third-party allotment of new shares is included in the revised forecast of MUN’s business performance for this term announced today in the “Notification of Revision to Business Forecasts and Dividends (Consolidated and Non-consolidated) and Record of Extraordinary Losses for the Fiscal Year ending March 31, 2008.”

(Translation)

(5)	Rationality of issuance terms

(a)	Basis of issue price calculation

The closing average price of 328.9 yen of common stock of MUN announced by the Tokyo Stock Exchange, Inc. during the most recent 3 months until the most recent trading day (between June 20, 2007 and September 19, 2007) pertaining to the resolution of the Board of Directors of MUN concerning this third-party allotment of new shares was multiplied by 91.2 % to obtain 300 yen.

We think that it is rational to refer to the average value of closing price of common stock of MUN at the Tokyo Stock Exchange, Inc. during the 3 months prior to the date of the resolution of the board of directors instead of the closing price of 276 yen of the previous trading day of the date of board of directors resolution which may have been affected by temporary market fluctuations in the securities market. With respect to discount rates, we have determined that it is rational based on the status of current market, the necessity of allocation of new stocks to a third party, and the size of the increase in capital.

(b)	Basis for deeming that the total number of shares to be issued and scale of share dilution are rational

As a result of the issuance of new stock from this third-party allotment of new shares, a dilution of 39.1% will occur relative to the existing number of outstanding shares. However, we deem this to be necessary and rational financing for purposes of solidifying our financial foundation for our future development strategy, while resolutely implementing structural reforms amid a changing business environment, and further enhancing our strategic integrity and maneuverability as a core business entity in the MUFG Group, as mentioned above.

(6)	Reason to select the allottee

(a)	Reason to select the allottee

As announced on this release, a basic agreement has been reached to make MUN a wholly-owned subsidiary of MUFG. Taking into consideration the necessity, monetary scale and the like of this financing, it has been agreed to have MUFG underwrite the entirety of the issue amount.

(b)	Holding policy of allottee

As described in section 4. below, the policy of MUFG is to make MUN a wholly-owned subsidiary, and to maintain its holdings for the mid- to long term. Furthermore, MUN plans to obtain a Letter of Assurance from MUFG stating that MUFG will notify MUN the details if it transfers the whole or part of the new shares within 2 years of the date of issuance.

(Translation)

3.	Increase in “Other Capital Surplus” of MUN (reduction of the amount of capital and the amount of capital reserves simultaneous with the stock issuance)

(1)	Purpose of reduction in the amount of capital and capital reserves simultaneous with this third-party allotment of new shares

(a)	Amount of capital to be reduced

60 billion yen

Please note that as the amount of capital will be reduced simultaneously with the capital increase from this third-party allotment of new shares, the amount of capital on the day after the reduction in the amount of capital takes effect will not be less than the amount of capital on the day before.

(b)	Amount of capital reserves to be reduced

60 billion yen

Please note that as the amount of capital reserves will be reduced simultaneously with the increase in capital reserves from this third-party allotment of new shares, the amount of capital reserves on the day after the reduction in the amount of capital reserves takes effect will not be less than the amount of capital reserves on the day before.

(c)	Method of reducing the amount of capital and the amount of capital reserves

We will follow the procedure for reduction of the amount of capital simultaneous with share issuance based on Article 447, Paragraph 3 of the Company Law and the procedure for reduction of the amount of capital reserves simultaneous with share issuance based of Article 448, Paragraph 3 of the same law.

(2)	Time schedule for reducing the amount of capital and the amount of capital reserves simultaneous with this third-party allotment of new shares (tentative)

Resolution date (decision of the Board of Directors)	September 20, 2007 (Thursday)

Date of public Notice	October 1, 2007 (Monday)

Final date for filing of creditor objections	November 1, 2007 (Thursday)

Effective date	November 6, 2007 (Tuesday)

(Translation)

(3)	Future prospects

The reduction in the amount of capital and capital reserves is transfer processing that puts the capital and capital reserves of the net assets portion into the Other Capital Surplus account, and does not change the amount of net assets of MUN, nor does it impact our business performance. Hereafter, we will strive to improve the soundness of balance sheets, and move forward with efforts to raise corporate value.

4.	Share Exchange between MUFG and MUN

The Share Exchange between MUFG and MUN are to be implemented in accordance with the Share Exchange Agreement to be separately agreed upon. The items which we reached in the basic agreement are as follows. (Please note that these items are subject to condition precedents to have JACCS Co., Ltd. and other third parties succeed to the installment credit sales business operated by MUN through a corporate divestiture and stock transfer or other forms of transaction as well as other items to be agreed between MUFG and MUN.)

(1)	Outline of Share Exchange

(a)	Time schedule

September 20, 2007	Execution of a Memorandum of Understanding

Late May 2008 (tentative)	Board Meeting to approve the Share Exchange Agreement

Late May 2008 (tentative)	Execution of the Share Exchange Agreement

Late June 2008 (tentative)	General shareholders’ meeting to approve the Share Exchange Agreement (including class shareholders’ meeting) (if necessary)

August 1, 2008 (tentative)	Effective date of the Share Exchange

(b)	Share exchange ratio

The share exchange ratio will be determined in future discussions taking into consideration an appraisal by rational methods, and based also on the appraisal of an external organization.

(2)	Post-stock-swap conditions

There are no plans to change the names of the both companies, their form of business, head office locations, representatives, capitalizations, etc. as a result of the creation of the wholly-owned subsidiary.

*             *             *

(Translation)

<Profile of the pertinent companies>

(As of March 31, 2007)

	Sole Parent Company (Allottee) (Tentative)		Wholly-Owned Subsidiary (Tentative)
Trade name	Mitsubishi UFJ Financial Group, Inc.		Mitsubishi UFJ NICOS Co., Ltd. (*)

Principal business	Bank holding company		Credit card business

Date of establishment	April 2, 2001		June 7, 1951

Head office location	2-7-1 Marunouchi, Chiyoda-ku, Tokyo		3-33-5 Hongo, Bunkyo-ku, Tokyo

Representative	President & CEO Nobuo Kuroyanagi		Representative Director & President Kazuhiro Omori

Capitalization	1 trillion 383 billion yen		101.7 billion yen (**)

Total number of outstanding shares	Common stock 10,861,643.79 Class stock 151,401		Common stock 905,399,559 (**) Class stock 50,000,000

Shareholder capital (consolidated)	10 trillion 523.7 billion yen		106.2 billion yen

Total assets (consolidated)	187 trillion 281 billion yen		3 trillion 875 billion yen

Settlement term	March 31		March 31

Number of employees (consolidated)	78,282 employees		5,588 employees(***)

Major shareholders and shareholding ratios	Japan Trustee Services Bank (Trust Account)	(4.17)%	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	(68.89)%

	The Master Trust Bank of Japan (Trust Account)	(3.78)%	Nippon Life Insurance	(1.67)%

	Hero and Company	(3.20)%	Japan Trustee Services Bank (Trust Account)	(1.38)%

	Nippon Life Insurance Company	(2.50)%	The Norinchukin Bank	(1.00)%

	The Master Trust Bank of Japan (Meiji Yasuda Life Insurance / Retirement Account)	(1.61)%	The Master Trust Bank of Japan (Trust Account)	(0.95)%

	The Chase Manhattan Bank, N.A. London	(1.60)%	Japan Securities Finance Co.	(0.77)%

	Japan Trustee Services Bank (Trust Account 4)	(1.53)%	Bank of New York GCM Client Accounts EISG	(0.73)%

	State Street Bank and Trust Company 505103	(1.47)%	Taiyo Life Insurance	(0.55)%

	Meiji Yasuda Life Insurance	(1.26)%	MLPFS Custody Account	(0.54)%

	State Street Bank & Trust Company	(1.24)%	Japan Trustee Services Bank (Trust Account 4)	(0.50)%

Relation between the companies	Mitsubishi UFJ NICOS is a consolidated affiliate of MUFG.

(*)	The trade name is as of April 1, 2007
(**)	In conjunction with the merger with DC Card Co., Ltd. on April 1, 2007, capitalization increased by 7.6 billion yen and common stock by 117,525,000 shares.
(***)	The number of employees of DC Card Co., Ltd. ,which merged on April 1, 2007, is 1,023 as of March 31, 2007

(Translation)

<Changes in business performance over the past 3 years>

(Consolidated basis / unit: hundreds of millions of yen)

	Mitsubishi UFJ Financial Group, Inc.
Fiscal year	FY ending March 31, 2005	FY ending March 31, 2006	FY ending March 31, 2007
Ordinary revenue	26,285	42,939	60,940
Ordinary profit	5,932	10,780	14,570
Net profit	3,384	7,707	8,809
Net profit per share	51,086.02 yen	93,263.15 yen	86,795.07 yen
Annual dividends per share of common stock	6,000.00 yen	7,000.00 yen	11,000.00 yen
Shareholder capital per share	673,512.65 yen	692,792.38 yen	801,320.41 yen

(Consolidated basis / unit: hundreds of millions of yen)

	Mitsubishi UFJ NICOS Co., Ltd.
Fiscal year	FY ending March 31, 2005	FY ending March 31, 2006	FY ending March 31, 2007
Ordinary revenue	2,773	3,208	3,676
Ordinary profit	332	612	203
Net profit	57	196	Δ521
Net profit per share	11.67 yen	31.66 yen	Δ57.71 yen
Annual dividends per share of common stock	2.00 yen	4.00 yen	0.00 yen
Shareholder capital per share	Δ233.48 yen	120.72 yen	57.91 yen

(Note) In the business results for the fiscal year ending March 31, 2007, the business results of DC Card Co., Ltd. which merged on April 1, 2007, is not included.

(Translation)

<Summary of Issue>

(a)	Number of new shares

400,000,000 shares

(b)	Issue price

300 yen per share

(c)	Total amount of issue price

120 billion yen

(d)	Amount to be capitalized

	Amount of capital to be increased	60 billion yen
	Amount of capital reserve to be increased	60 billion yen

(e)	Method of offer or allocation

Allocation to third party

(f)	Subscription period

November 6, 2007

(g)	Payment due date

November 6, 2007

(h)	New share delivery date

No share certificates will be delivered.

(i)	Unit of shares to be offered

1,000 shares

(j)	Advance on subscription

Not applicable.